5/12


03050632

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rabobank Nederland

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
MAY 29 2003
THOMSON
FINANCIAL


FILE NO. 82- 5010 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 5/21/03

82-5010



Rabobank Group

Rabobank Nederland

03 ... 12 ... 7:21

ARIS 12-31-02

# Annual Report 2002

## Our ambition: to be market leader

Rabobank wants to be the market leader: the best, most client-driven and most innovative financial service provider in the Netherlands. The themed photographs in this Annual Report reflect the qualities that suit this ambition. Confident, challenging, professional, empathetic, innovative, committed. That is how we wish to be seen by our members, clients and employees.

In addition to this financial report there is a separate publication containing the financial statements and other information. Rabobank Group's Annual Responsibility and Sustainability Report will be published in June.


All Annual Reports are also available on the Internet: www.rabobankgroep.nl/reports or www.rabobank.com

# Contents

## Introduction



## Report of the Supervisory Board



## Report of the Executive Board



## Annual figures for 2002



## Other information

# Chairman's foreword

For Rabobank Group, 2002 was a turbulent year. It was turbulent because economic growth virtually slowed down to a standstill and stock exchanges deteriorated even further, with a series of corporate scandals in the United States fuelling the flames. And it was also turbulent owing to the various internal reorganisations and efficiency drives and the changes at top management level.

Despite all this, 2002 was not a bad year for Rabobank Group. Indeed, it is a year we may justifiably be proud of, given the difficult conditions.

The retail banking business performed better than in 2001. In spite of the turbulent conditions in the financial markets, the result from the wholesale banking business was likewise higher than a year ago. The result from investment activities and asset management was under severe pressure due to the unfavourable stock exchange climate. The effects of this were more than offset by the contribution from acquisitions in the United States. Results from lease activities showed yet another handsome improvement. Results from insurance activities clearly lagged behind, however. This was due especially to the negative returns on the securities portfolio and to significantly higher non-life charges.

In short, 2002 was a year of stable results, albeit at a lower level than we are accustomed to. They were the fruits of the tremendous effort and team spirit of our employees, for which I thank them. It was also a year in which we reaped the first benefits of the efficiency programmes started earlier.

For me, building on team spirit is one of the biggest challenges for the years to come - team spirit, in the Executive Board, in senior management and in the co-operation between Rabobank Nederland, the local Rabobanks in the Netherlands and the Group entities. Team spirit in all echelons of Rabobank Group is the key to achieving market leadership throughout the financial services sector in the Netherlands, which is the aspiration that underlies our Strategic Framework. The latter was renewed in the year under review and is the key to further bringing our house in order. Within our refocused strategy, this is our first priority and demands strengthening our selling power and continuing cost reduction efforts.

Results for 2002 reflect Rabobank Group's intrinsic power as the largest provider of financial services in the Dutch market. This power can be characterised by two core concepts: nearby and diverse. Through the local Rabobanks, Rabobank Group has the most finely meshed financial distribution network, both physical and virtual, in the Netherlands. Through its subsidiaries, the Group offers a highly variegated range of financial services and products. This position nearby its broad customer base, in conjunction with the great diversity of its activities, enables Rabobank Group to achieve stable results, now and in the future, and thereby to continue to respond to the ever changing needs of customers.

Because that is what it is all about. Rabobank Group acts primarily in the interest of its clients. Everything else is instrumental to that mission. It is embedded in the co-operative identity that is the foundation of our organisation. It is what gives our banking house its special character and what makes it such a special privilege to serve it.



Bert Heemskerk,
Chairman of the Executive Board
of Rabobank Nederland



# Executive Board and Supervisory Board Rabobank Nederland

## Executive Board (with responsibility areas)

Bert Heemskerk (H.), Chairman
- Strategy
- Personnel
- Finance and Control
- Supervision
- Legal and Tax Affairs

Rik baron van Slingelandt (D.J.M.G.)
- Rabobank International
- Group Treasury

Hans ten Cate (J.C.)
- Rabobank Nederland Corporate Clients
- Credit Risk Management

Jac Verhaegen (J.J.)
- Product Market Entities
- ICT

Piet van Schijndel (P.J.A.)
- Market Management, Member Banks

Piet Moerland (P.W.)
- Staff and Services, Member Banks
- Co-operative

## Secretary to the Executive Board

Margreet van Ee (M.G.)

## Supervisory Board

Lense Koopmans (L.), Chairman
Antoon Vermeer (A.J.A.M.), Deputy Chairman
Sjoerd Eisma (S.E.), Secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Teun de Boon (T.), Future member, sitting in *
Sybilla Dekker (S.M.)
Marinus Minderhoud (M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)

* See page 12

Rik baron van Slingelandt

Heemskerk



Verhaegen



Hans ten Cate





# Profile of the Rabobank Group

**The Rabobank Group is the largest financial service provider in the Dutch market. It comprises 349 independent, local co-operative Rabobanks in the Netherlands, the central Rabobank Nederland organisation and a large number of specialised subsidiaries. The Group has been awarded the highest possible credit rating. The Group's core target is to generate customer value.**

The local Rabobanks and their clients form the Rabobank Group's co-operative core business. De banks are members and shareholders of the supralocal co-operative organisation, Rabobank Nederland, which advises the banks and supports their local services. Rabobank Nederland also supervises the collective of local banks on behalf of the Dutch Central Bank. Rabobank Nederland further acts as an (international) wholesale bank and as bankers' bank to the Group and is the holding company of a large number of subsidiaries.

The Rabobank Group's ambition is to provide its 9 million clients, both private and business, with all possible financial products and services. To this end, it has a large number of specialised businesses engaged in asset management (Robeco), insurance (Interpolis), leasing (De Lage Landen), private banking (Schretlen & Co), stockbroking (Effectenbank Stroeve), equity participations (Gilde), corporate banking and investment banking (Rabobank International and its subsidiary Rabo Securities). These subsidiaries provide financial advice and products to the local Rabobanks and their clients on the one hand and serve their own clients directly at home and abroad on the other.

## Competence centres

The Rabobank Group is a network of competence centres working closely together. This networked expertise allows the Group to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. The Group thus combines the best of two worlds: the local involvement and personal touch of the local Rabobanks and the expertise and scale of a large organisation.

## Strong market position

The Rabobank Group serves more than half of the Dutch population and Dutch businesses. In the Dutch market, Rabobank is accordingly market leader for virtually all financial services: mortgage loans (24%), private savings (40%), small and medium-sized enterprises (39%) and the agricultural sector (83%). Its share in the corporate market has been strengthened considerably.

## Triple A

The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's.

## International network

To serve our clients in the international market, the Rabobank Group has 169 branches in 34 countries outside the Netherlands.



@ More about Rabobank Group? Go to: www.rabobank.com



9 million clients
1.1 million members
349 co-operative member Rabobanks
Rabobank Nederland
Wholesale banking
Member banks
(Retail banking)
Other
• Corporate Clients
• Rabobank International
- Rabo Securities
• Group Treasury
• Market management
• Product/market entities
• Staff and Services
• Rabofacet
• Gilde
• Rabo Vastgoed
• Obvion
Insurance
Pensions, Occupational health and safety
Asset management
Investment
Leasing
• Interpolis
• Robeco Groep
• Schretlen & Co
• Effectenbank Stroeve
• Alex (as of 1 April 2003)
• De Lage Landen

# Key figures

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Volume of services** (in EUR millions) | | | | | |
| Total assets | 374,720 | 363,679 | 342,920 | 281,218 | 249,718 |
| Private sector lending | 212,323 | 197,262 | 179,137 | 161,074 | 129,554 |
| Funds entrusted | 171,632 | 172,174 | 146,705 | 127,527 | 114,826 |
| Assets managed | 153,200 | 177,800 | 159,000 | 139,800 | 124,100 |
| Premium income, insurance | 3,660 | 3,926 | 3,417 | 2,867 | 2,485 |
| **Financial position and solvency** (in EUR millions) | | | | | |
| Reserves | 14,911 | 13,030 [1] | 13,108 | 11,867 | 10,381 |
| Tier I capital | 17,071 | 15,092 [1] | 14,653 | 13,007 | 11,817 |
| Tier I + Tier II capital | 17,414 | 15,542 [1] | 15,093 | 13,650 | 12,660 |
| Total risk-weighted assets | 165,843 | 152,812 | 142,278 | 129,801 | 114,445 |
| Solvency requirement | 13,268 | 12,225 | 11,382 | 10,384 | 9,156 |
| Tier I ratio | 10.3 | 9.9 [1] | 10.3 | 10.0 | 10.3 |
| BIS ratio | 10.5 | 10.2 [1] | 10.6 | 10.5 | 11.1 |
| **Profit and loss account** (in EUR millions) | | | | | |
| - Interest | 5,391 | 5,082 | 4,585 | 4,499 | 3,781 |
| - Commission and other income | 3,173 | 3,352 | 3,175 | 2,307 | 2,051 |
| Total income | 8,564 | 8,434 | 7,760 | 6,806 | 5,832 |
| Operating expenses | 5,839 | 5,965 | 5,459 | 4,826 | 4,099 |
| Value adjustments to receivables | 500 | 480 | 360 | 350 | 340 |
| Value adjustments to financial fixed assets | 252 | 59 | 9 | 0 | 0 |
| Addition to the fund for general banking risks | 0 | 0 | 52 | 100 | 0 |
| Operating profit before taxation | 1,973 | 1,930 | 1,880 | 1,530 | 1,393 |
| Taxation on operating profit | 514 | 532 | 507 | 423 | 401 |
| Third-party interests | 209 | 192 | 179 | 87 | 56 |
| Net profit | 1,250 | 1,206 | 1,194 | 1,020 | 936 |
| **Ratios** | | | | | |
| Return on reserves | 9.6% | 9.2% | 10.1% | 9.8% | 9.6% |
| Efficiency ratio | 68.2% | 70.7% | 70.3% | 70.9% | 70.3% |
| **Other data** (numbers of) | | | | | |
| Member Banks | 349 | 369 | 397 | 424 | 445 |
| Offices: | | | | | |
| - branches | 1,516 | 1,648 | 1,727 | 1,795 | 1,797 |
| - agencies | 402 | 455 | 548 | 610 | 629 |
| Cash dispensing machines | 2,979 | 2,889 | 2,676 | 2,546 | 2,430 |
| Foreign offices | 169 | 137 | 142 | 147 | 150 |
| Employees: | | | | | |
| - total number | 58,096 | 58,120 | 55,098 | 53,147 | 49,465 |
| - full-time equivalents | 51,867 | 52,173 | 49,711 | 48,224 | 45,310 |
| Members (x 1,000) | 1,108 | 825 | 550 | 510 | 515 |

General: Due to consolidation effects, the figures relating to Group entities will not always correspond with Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.

1) The effect of the change in accounting policy for pensions as of 1 January 2002 is included in the computation of reserves and of the Tier I and BIS ratios as at 31 December 2001.

# Rabobank Group mission statement

## The Rabobank Group - what we want to be

The Rabobank Group was founded in the Netherlands by enterprising people who had virtually no access to capital. The early credit co-operatives broadened access to capital by providing financial services to small and medium-sized companies, especially in the agricultural sector. By working on co-operative, or mutual, principles, a financial institution has since evolved which enables clients to achieve their financial ambitions. This goal forms the driving force behind Rabobank Group: it aims to create opportunities for individuals and organisations to participate fully and independently in economic activities.

The Group offers all financial services needed by customers as they participate in a modern social context. It provides a wide range of financial services in the Netherlands, striving to ensure that all services are continually adjusted and updated so that they always meet the needs of both individuals and companies in the domestic market in the Netherlands, as well as elsewhere in the world.

The Rabobank Group believes sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment. Our activities will contribute to this development. Rabobank respects the culture and traditions of the countries where it operates, insofar as these do not conflict with our own objectives and values. In all activities undertaken by Rabobank Group, solvency and liquidity will be safeguarded as the basis for continuity of services to our clients.

## Core purpose

We, the staff and management of Rabobank Group, have as both point of departure and primary goal the best interests of our customers. We aim to add value by:

- providing those financial services considered best and most appropriate by our customers;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- commitment to our clients and their concerns and issues so that we can contribute to achieving their ambitions.

## Core values

We believe it is important that clients immediately recognise and personally experience the following values in all our activities:

- integrity: we act according to our stated aims;
- respect: we will interact with clients so that they experience our respect for them;
- expertise: we must be able to fulfil every promise we make.

## Social Pact with members

Rabobank Group is open to the views, concerns and issues of our clients, and to those affected by our activities. Customers who are committed to the principles as pursued by Rabobank Group can become members of their local Rabobank. This enables them to participate and to have a say in the way Rabobank Group works to further their, the clients', goals.

# Main events

Our ambition: to be market leader. These words make up both the title and the contents of Rabobank Group's Strategic Framework. In 2002 a number of significant steps were taken to achieve that ambition. Several Group entities expanded their activities. In addition, changes were made to the management structure. In order to define our co-operative mission better, the senior management structure of Rabobank Nederland was altered.

## Growth despite slowdown

Demand for Rabobank Group's products and services again increased in the year under review. Despite the stagnating economy, lending rose by 8%, chiefly as a result of growth in mortgages. Our market share in this segment increased to 24 (23)%. Rabobank Group strengthened its market leadership in small and medium-sized businesses, with market share rising from 37% to 39%.

Savings increased by 5%, with Internet saving accounting almost entirely for the increase. Despite fierce competition in the savings market (especially Internet savings), Rabobank Group managed to maintain its market share of 40%.

Besides handsome growth figures, there were also setbacks in 2002. Assets managed declined by 14% due to the unfavourable stock exchange climate. Premium income from insurance declined by 7% as a result of lower sales of annuities and single-premium policies.

## Change in senior management structure

In June 2002, the General Meeting of Rabobank Nederland agreed to the new top management structure, which makes the management model more transparent and increases management's effectiveness. The change in structure gives the local Rabobanks more say in the strategic policy. The supervisory duties of the Supervisory Board have been enhanced. The Executive Board now has managerial responsibility for the day-to-day operations and the Group policy as well as for the co-operative. Under the old structure, the former Board of Directors was responsible for the co-operative before its competence and responsibilities were absorbed by the new structure.

## Members

In the year under review, Rabobank defined its co-operative mission further. In September, membership passed the milestone of one million and at the end of December 1.1 million clients were members of Rabobank. Compared to year-end 2001, this is an increase of 283,000 members. The target of 1.2 million members at the end of 2003 is therefore within reach. In November a new issue of Rabobank Membership Certificates took place, with over 65,000 subscribing members and employees. At EUR 1.75 billion, this was almost double the proceeds estimated initially.

**Members**
(x 1,000)


1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002

## Further internationalisation

In 2002, Rabobank Group strengthened its international position in private banking by means of a strategic alliance with the renowned Swiss Bank Sarasin & Cie. Rabobank Nederland took a 28% share in Bank Sarasin & Cie, while contributing its own International Private Banking activities to Bank Sarasin & Cie. Rabobank has a call option enabling her to obtain a majority interest in Bank Sarasin & Cie.

After Australia and New Zealand, Rabobank International is now also actively pursuing its successful country-banking strategy in Ireland, the United States and Canada. Country-banking involves taking over smaller retail banks in developed countries. These banks mainly operate in rural areas and have a strong position in the agricultural sector. In the year under review, Rabobank International acquired the Irish state-owned ACC bank. This Group entity also acquired Valley Independent Bank, in California. In Canada, a strategic alliance was made with ATB Financial.

In the year under review, Robeco acquired two hedge fund managers: Transtrend and Sage Capital Management. In addition, this Rabobank subsidiary acquired a 60% share in Boston Partners Asset Managers, in the United States, with an option to buy the remaining share. These acquisitions fit into Robeco's strategy of expanding its investment expertise and offering a broader product range to its (institutional) clients. Assets managed by the parties acquired amount to EUR 9 billion.

## Start of Obvion

Obvion, the joint venture between Rabobank Group and ABP that was announced in 2001, started business on 1 April 2002. Obvion sells mortgages via intermediaries. Its market share in 2002 was 3%.

## In the virtual lead

Rabobank is a market leader in virtual banking. Late in 2002, the one millionth Internet savings account was opened. According to Internet audience measurement service Nielsen Net Ratings, Rabobank was also one of Europe's most frequented Internet banks in 2002. In December, 1.3 million people visited www.rabobank.nl.

The success of www.rabobank.nl in the Netherlands has resulted in virtual steps across the border. Since November 2002, people in Belgium can go to www.rabobank.be for savings products and a number of Robeco investment funds.

Near the end of 2002, an agreement was signed to acquire Internet broker Alex and the telephone order line VEB-Bottomline from Dexia Bank Nederland.

## Sponsoring: more than money alone

**In the year under review, Rabobank Group, as a 'first founder', was the main sponsor of Floriade 2002, the world horticultural fair held in Haarlemmermeer. Rabobank Group's central sponsoring policy focuses on the promotion of the Rabobank brand. The Rabobank sponsors three major sporting activities in the Netherlands: hockey, cycling and equestrian sport. In addition, the Rabobank has for many years been working together with the Stichting Museumjaarkaart. In January 2003, a five-year partnership with the Amsterdam Van Gogh Museum was added to the programme. This partnership enhances the museum's ability to publicise its existing collection among the Dutch audience and to organise even more high-quality exhibitions. For Rabobank, sponsoring is more than just supplying cash to enhance brand recognition. The Bank sees sponsoring primarily as a partnership that should benefit both parties and that should generate a social dividend.**

# Report of the Supervisory Board of Rabobank Nederland

## Financial statements

In compliance with the provisions of the articles of association of Rabobank Nederland, the Supervisory Board has examined the report and the financial statements. Our examination included discussions with the internal and external auditors. Partly on the basis of the auditors' report issued by Ernst & Young Accountants and with a view to the provisions of Section 19, paragraph e, of the articles of association, we propose that the General Meeting of Rabobank Nederland adopt the financial statements for 2002 and appropriate the profit for the year as proposed.

## New corporate governance for Rabobank Nederland

In terms of governance, 2002 was an eventful year for Rabobank Nederland. On 6 June 2002, it was decided to alter Rabobank Nederland's corporate governance structure. The new top management structure makes the management model more transparent and increases management's effectiveness. The change in structure gives the local Rabobanks more say in the strategic policy. The supervisory duties of the Supervisory Board have been enhanced. The Executive Board now has managerial responsibility not only for day-to-day operations and Group policy but also for the co-operative. Under the old structure, the former Board of Directors was responsible for the co-operative before its competence and responsibilities were absorbed by the new structure. We owe a great debt of gratitude to the members of the former Supervisory Board and the former Board of Directors for their commitment in the execution of their duties for Rabobank Group.

## Members of the Supervisory Board as of 6 June 2002

The new Supervisory Board was installed on 6 June 2002. Its membership is as follows:

### Members

| | |
|---|---|
| L. (Lense) Koopmans | Chairman |
| A.J.A.M. (Antoon) Vermeer | Deputy Chairman |
| S.E. (Sjoerd) Eisma | Secretary |
| L.J.M. (Leo) Berndsen | Member |
| B. (Bernard) Bijvoet | Member |
| T. (Teun) de Boon | Future member* |
| S.M. (Sybilla) Dekker | Member |
| M. (Rinus) Minderhoud | Member |
| J.A.A.M. (Hans) van Rossum | Member |
| H.C. (Herman) Scheffer | Member |
| M.J.M. (Martin) Tielen | Member |
| A.W. (Aad) Veenman | Member |

* On 1 April 2003, Mr De Boon will retire as General Manager of Rabobank Tilburg-Goirle to become a member of the Supervisory Board with effect from that same date.

| Committee and terms of reference | Membership |
|---|---|
| **Audit Committee**<br>Duties: advises the Supervisory Board on financial, economic and supervisory issues | M. Minderhoud, Chairman<br>L. Koopmans, permanent member<br>L.J.M. Berndsen, permanent member<br>A.J.A.M. Vermeer, rotating member<br>A.W. Veenman, rotating member<br>S.E. Eisma, rotating member<br>H.C. Scheffer, rotating member |
| **Co-operative Issues Committee:**<br>Duties: advises the Supervisory Board on the co-operative's broad functioning | A.J.A.M. Vermeer, Chairman<br>L. Koopmans, permanent member<br>M.J.M. Tielen, permanent member<br>B. Bijvoet, rotating member<br>S.M. Dekker, rotating member<br>J.A.A.M. van Rossum, rotating member<br>T. de Boon, future member |
| **Appointments and Remuneration Committee**<br>Duties: advises the Supervisory Board on issues concerning appointments and remuneration | L. Koopmans, Chairman<br>A.J.A.M. Vermeer, member<br>S.M. Dekker, member<br>H.C. Scheffer, member |
| **Appeals Committee**<br>Duties: advises the Supervisory Board on appeal cases where the Supervisory Board acts as body for appeals as defined in articles of association | S.E. Eisma, Chairman<br>J.A.A.M. van Rossum, member<br>M.J.M. Tielen, member |

## Committees of the Supervisory Board

Immediately upon its installation, the Supervisory Board started to work on the organisation of the duties to be performed. Four committees were established for a proper performance of the duties and responsibilities under the articles of association. Besides permanent members, two of these committees also have a number of rotating members. The aim of this arrangement is to achieve the full involvement of the entire Supervisory Board in the various aspects of the supervisory role.

To support it in the performance of its duties, the Supervisory Board intends to gain extensive information, through special meetings, on a range of banking issues. This will broaden the level of knowledge of its members and will provide better insight into the elements that are essential to the management of Rabobank Nederland - and to the supervision thereof. The first such information session took place in January 2003. Issues addressed included developments relating to the new capital adequacy regulations, funding and liquidity policy and risk management.

## Changes on Executive Board

In September 2002 the Executive Board of Rabobank Nederland successively took formal leave of its Chairman, H.N.J. (Hans) Smits and its Chief Financial Officer (CFO), W.M. (Wim) van den Goorbergh. At the end of 2002, J.F.C.M. (John) van Nuenen likewise relinquished his position on the Executive Board. The Supervisory Board expresses its gratitude to Messrs Smits, Van den Goorbergh and Van Nuenen for their valuable contribution to Rabobank Group's development. The Supervisory Board took the necessary steps and decisions to fill the vacancies thus arisen. With effect from 1 December 2002, Mr H. (Bert) Heemskerk was appointed as the Executive Board's Chairman. With effect from that same date, Mr P.J. A. (Piet) van Schijndel was appointed to the Executive Board. With effect from 1 January 2003, Mr P.W. (Piet) Moerland was appointed as a member of the Executive Board. At the time of writing, the post of CFO in the Executive Board is as yet vacant. Mr Heemskerk has temporarily taken on the relevant duties and responsibilities. The Supervisory Board will investigate how this vacancy could be filled.

## The supervisory role

During the past year, the Supervisory Board focused on the performance of its supervisory duties as defined in the articles of association. These concern the supervision of the Executive Board's policy and of the general state of affairs at Rabobank Nederland and its affiliated entities. Moreover, contacts were maintained in this connection with other entities within Rabobank Nederland, such as the Central Delegates assembly and the Works Council. Out of the range of issues dealt with by the Supervisory Board, three special themes that have been the subject of extensive discussions are described here.

### 1) Enhancement of Rabobank Nederland's supervisory duties

Compliance with internal and external regulations by all the member banks is essential. In this respect, primary responsibility rests with the management and the supervisory board of each member bank. However, Rabobank Nederland also plays an important part. The Executive Board and the Supervisory Board have found that a number of elements of this supervisory role of Rabobank Nederland could be improved. Accordingly, organisational measures have been taken within Rabobank Nederland that should result in faster identification of flaws and more adequate intervention at local banks. In addition, Rabobank Nederland has proposed new framework policies for risk management aimed at preventing problems in this area at member banks. Part of this policy is a certification approach, which means that banks that meet certain quality requirements have greater independence in their lending authority.

### 2) Budget 2003

In compliance with the articles of association, the Supervisory Board discussed the budget for 2003. It concluded that the budget frameworks for the coming year have been set very tightly, but that the long-term cost levels too, need strict monitoring. This applies to both Rabobank Nederland and the local Rabobanks collectively.

### 3) Strategy of Rabobank International

Rabobank International's more vigorous strategy is another part of the Strategic Framework. Besides operating in the international Food and Agri-market and other selected wholesale markets, Rabobank International is increasing its retail operations abroad, which are aimed at rural areas and the agricultural market. The Supervisory Board is of the opinion that Rabobank International's strategy is based on careful consideration of the activities to be undertaken and provides a solid basis for sound long-term performance of this business entity.

Finally, the Supervisory Board wishes to thank the members of the Executive Board and all employees of Rabobank Group for their contribution in the year under review.

Utrecht, 6 March 2003

The Supervisory Board



# Lines from 2002 to the future

**Rabobank Group weathered the turbulent year 2002 relatively well. As in 2001, which was likewise characterised by an unfavourable economic climate, Rabobank Group's broad spread of activities yielded reasonably stable results in 2002.**

Thanks to this broad basis, which is firmly rooted in the Allfinanz formula, Rabobank Group is in a strong position for the future. Further strengthening of its market position is nevertheless desirable. It is against this background that discussions with the local Rabobanks on a refocused strategy were completed in the year under review. They have resulted in the new Strategic Framework - Our ambition: to be market leader.

### Starting point

The Strategic Framework's starting point is that the primary focus of Rabobank Group as a whole is to generate customer value. The Group acts primarily in the interest of its clients and members. Together, the local Rabobanks and their clients represent Rabobank Group's co-operative core business. Their needs are the starting point for the activities of the entire Group. In that context, Rabobank Nederland and its subsidiaries not only have a supporting role but also an initiating and entrepreneurial role. Moreover, the subsidiaries ensure optimum service to their own clients, who do not bank at a local Rabobank.

### Strategic priorities

In brief, Rabobank Group's ambition is to achieve market leadership in financial services (Allfinanz), primarily via the co-operative local Rabobanks. Four strategic priorities have been set in order to achieve that market leadership ambition:

1. Strengthening the co-operative Rabobanks, Rabobank Group's core business, by further putting our house in order in the domestic market.
2. Strengthening our position as an Allfinanz Group.
3. Developing new (international) opportunities for growth and strengthening our equity position.
4. Strengthening synergies and co-operation within Rabobank Group.

## Strengthening Rabobank

Strengthening the position of the local Rabobanks should be the first step in the drive to achieve market leadership. This must be reflected in the sale of more and better services and products - with the best possible price/quality ratio - to more and to more satisfied clients. All this is to be achieved in a way that is both socially responsible and distinguishes us from competitors.

### Major role for members

In this respect, the members of the local Rabobanks have a major role. They form the basis of the local management structure and are an important anchor for our market leadership ambition. Loyalty to the business and a preference for Rabobank Group's financial products are important yardsticks of their engagement. Also, the members are a source of growth and inspiration because they give their opinion on the quality of the services and because they actively participate in innovation projects. That is why the strategy emphasises a broader member base and stronger member engagement. In the year under review, membership grew to over one million and numerous initiatives were developed, both by and for members.

### House in order

Bringing our house in order implies strengthened selling power and continuing cost reduction efforts – both at a local and at a central level – as well as greater efficiency. Our policy is centred on the local Rabobanks and yielded results in the year under review. Substantial staff reductions not only caused the rise in costs to level out at the local banks but also improved financial results. As far as selling power is concerned, significant improvements are still necessary. Having one's house in order also means having a vision of the future positioning of the local Rabobanks in the longer term. What will the local banks be like in a few years' time? What will their size be? What should their performance and skill levels be like? And how will this relate to Rabobank Nederland's central support organisation? In the autumn of 2002, a special project group was established that should provide an answer to these questions in the course of 2003.

### Streamlining the central organisation

As a result of mergers, the size and skill level of many local merged banks have increased to such an extent that streamlining of the central organisation has now become a necessity. In the year under review, a first start was made. This has resulted in a substantial reduction for Rabobank Nederland of external staff in particular and has made an important contribution to better cost control. However, further streamlining of the central organisation will be inevitable. Through more demand-driven support, Rabobank Nederland will continue to respond to the increasing expertise in the local banks.

### Refocused distribution formats

Maintaining the current strong market position of the local Rabobanks and ensuring growth in those areas where market leadership has yet to be achieved will demand great efforts in the time ahead of us. We shall continue our work on the efficient promotion of Rabobank as the bank-near-you in the Netherlands, with the most closely meshed network, both physical and virtual, of contact points for our clients. Sales via direct channels, such as the telephone and the Internet, will be emphasised. In addition, distribution formats and service concepts for specific client groups, such as the well-off, will be refocused or developed further. In order to strengthen our position in the Dutch corporate market, local banks that meet certain qualifications will be granted broader capacities to deal with large transactions independently.
Together, the local banks and Rabobank Nederland Corporate Clients, which is part of the wholesale banking business, succeeded in strengthening Rabobank's position in the corporate market considerably in 2002.

## Strengthening our position as Allfinanz Group

Rabobank Group's strategy aims at strengthening its Allfinanz position in three ways:

- Primarily by strengthening the market leadership of the Rabobank brand in the distribution of financial services, as described above.
- Additionally, by strengthening our market position in financial services distribution through existing and new subsidiaries.
- Selectively, by strengthening our position as a producer of financial services by supplying products to distributors outside Rabobank Group.

### Priorities

Currently, Rabobank Group is a market leader in many financial retail markets, including payments, savings, investment, mortgages and business financing. This is due to its strong position in the private segment, the small and medium-sized businesses segment and the agricultural sector. Nevertheless, further growth is called for in a number of areas. In practice, priority will be given to strengthening our market position in the corporate market, insurance, asset management (private banking), employment benefits, pensions and care, consumer credits and mortgages. In addition, the position of Rabobank Group – and particularly that of the local Rabobanks – will have to be strengthened in the large(r) cities and among ethnic minorities.

### Subsidiaries: role and added value

Apart from achieving attractive returns, the target for our subsidiaries is to strengthen Rabobank Group's strategic position and image both at home and abroad and to improve its total risk profile. In this way we can provide for continued best-buy solutions for clients of the local Rabobanks, even in the longer term. The subsidiaries are competence centres for the local banks. Apart from this role, virtually all of them also serve their own customers, who do not bank at a local Rabobank. All subsidiaries are assessed according to their contribution to Rabobank's market leadership ambition, using criteria such as customer value and their financial and strategic added value.

## Pioneer in country banking

*'I have set up, acquired and managed new offices for Rabobank International in a number of countries. Last year, New York asked me to take on country banking in North America. I started looking for a local bank that might serve as a platform for selling our retail products and services. Market research and personal interviews suggested Valley Independent Bank in California as a suitable partner. They were willing to sell, so the deal was quickly closed. We might expand VIB's network further to the north and are looking at Canada, where we are already partnering AFB Financial in Alberta. The objective is to become the bank of choice for the farmers in those areas.'*

Henk Adams, senior vice president Corporate & Business Development NorthAmerica, Rabobank International



### Selective market strategy for PMEs

Rabobank Nederland's product/market entities (PMEs) are responsible for developing and processing banking products such as savings, loans, funds transfers, investments and securities transactions. At present, their focus is almost completely on serving the local banks. In order to support Rabobank Group's market leadership ambition, it might be desirable for these production businesses also to perform activities for third parties on a selective basis, for example if the existing distribution channels within Rabobank Group should yield insufficient economies of scale. In this context, multi-distribution might be another possibility. An example of insourcing of PME activities is processing securities orders for the Friesland Bank, which was started in the year under review.

### Multi-distribution

The distribution of financial products and services through other channels, complementary to the services of the local Rabobanks, could also contribute to the attainment of market leadership. Local Rabobanks are and will be the Group's most important distribution format by far. Interesting and profitable client groups that are hard to reach via the Rabobank format could well be receptive to different service concepts. Multi-distribution is also a response to changing market relations as a result of the emergence of broker chains, niche players and non-bank enterprises (such as supermarkets) that are selling financial services. The acquisition a few years ago of Effectenbank Stroeve and the acquisition of the online broker Alex, which was begun in late 2002, illustrate how Rabobank Group is responding to the possibilities offered by multi-distribution. Another example of this multi-distribution policy is the start of Obvion, the joint venture with ABP which sells mortgages via independent intermediaries. In the year under review, the lines along which multi-distribution may take place have been defined more clearly. Rules and conditions have been agreed with the local Rabobanks to prevent multi-distribution via subsidiaries, joint ventures or PMEs from affecting their own activities.

## Developing new opportunities for growth

The consolidation in the European financial markets, which was predicted some time ago, again failed to take off in the year under review. No doubt, this is partly due to the weak economic conditions in 2002. Once it gains momentum, however, this trend will not pass Rabobank Group by.

### No rash steps

Rabobank Group is not about to rush into things. Its priority is the effective execution of its market leadership strategy in the Netherlands. The best preparation for Europe lies in an even stronger domestic market position. If we work hard on that, the Group will be a very attractive partner to parties abroad – once the consolidation trend has gained momentum. However, Rabobank Group intends to respond only to initiatives that would offer added value to its clients and that would best serve the interests of co-operative banking in the Netherlands.

### Active in the international retail markets

Meanwhile, Rabobank Group remains very active in the international market. In addition to the internationalisation via Rabobank

International, Robeco and De Lage Landen - something which has been progressing for many years - the Group is also investing in strength in international retail distribution. This is achieved by the acquisition of smaller retail banks in developed markets with a strong position in the agricultural sector and in rural areas. Our country banking strategy, as it is called, has its origin in successful acquisitions in Australia and New Zealand in the second half of the nineteen nineties. More recent acquisitions are the Irish ACC Bank, in 2002, and the Valley Independent Bank (VIB), in California, in late 2002. The country banking strategy is now considered an important strategic activity for growth.
In addition, we have started direct-bank initiatives outside the Netherlands, which are increasing the value realisation of our expertise in virtual banking. It is in this context that the Internet bank Rabobank.be was launched in Belgium in the autumn of 2002. We are also aiming to increase our retail position in Belgium and Germany by means of marketing via the border banks.

### Strengthening our equity position

Strengthening our equity position is a prerequisite for the development of new (international) opportunities for growth. It is therefore of prime importance that we earn a satisfactory profit so that we can substantially increase our equity position through retained earnings. In the longer term, however, this will not be sufficient for the Rabobank Group to achieve its ambition of market leadership. Various ways are being studied to raise additional capital. In this respect, particular consideration will be given to the role that the members of the local Rabobanks can play as providers of capital and to possible strategic partners. In the year under review, members made another strong contribution towards strengthening equity via the purchase of new Rabobank Membership Certificates.

## Synergy and co-operation

Rabobank Group's strength is determined by the value of mutual relationships within the Group itself. Good synergy means co-operation that results in the creation of value. In the year under review, a great deal of effort was spent on the co-operation between all Group entities in order to be able to offer the services and products the client needs at the optimum price/quality ratio.
That co-operation is not only reflected in common product development but also in the integration of processes and sales-enhancing advice as well as in fruitful dialogue to arrive at major policy decisions and business processes. For Rabobank Nederland, the new management structure, which was implemented in mid-2002, forms a good basis for better co-operation between the local Rabobanks and their umbrella co-operative, which is in the interest of the local clients.

### In conclusion

The choices made in the Strategic Framework clearly target further growth.
First, quantitative growth in the sense of more clients, more members, higher turnover, better financial results and increased equity.
Secondly, qualitative growth in the sense of better-satisfied clients, a larger and more variegated product range, more knowledge and skills, better performance, greater member engagement and a more efficient internal organisation.
Growth in quantity and quality is extremely important to achieving the market leadership ambition underlying our Strategic Framework. In order to remain a strong and vibrant organisation, Rabobank Group has no choice but to grow its business. Clients are becoming increasingly critical and demanding. The competition is intensifying, both nationally and internationally. And in such an environment the harsh law is: stagnation equals regression.

# Customer value

**The customer is at the core of the Rabobank Group. The Group's primary focus is on creating maximum customer value, i.e. the value a client attaches to the services. Market leadership is a precondition for being able to continue investing in high-quality products and services and generating customer value in the long term.**

Customer value depends on clients' faith that the Rabobank Group acts primarily in their interests and clearly puts their wishes and needs first. Optimum product quality and service quality is therefore essential. To measure customer value, we have developed the Customer Value Monitor.

## Customer Value Monitor

The Customer Value Monitor continuously analyses the main indicators of customer value. Within each client group of the local Rabobanks, Interpolis and Robeco, more than 7,500 people in the Netherlands are questioned each year on the performance of these Group entities. Our competitors' customers are also surveyed about the performance of their banks so that we can benchmark the Rabobank against them. The customer value monitor shows that Rabobank clients differ from clients of competitors by virtue of their high degree of loyalty and strong identification with their bank. Of the clients surveyed in 2002, 44% of private individuals and 34% of businesses thought Rabobank acted primarily in their interests and not in its own financial interest. For our competitors, this percentage is significantly lower, at 35% and 27% respectively. In addition, the Customer Value Monitor measures client satisfaction. This declined slightly in the year under review. Private individuals awarded a score of 7.4 on satisfaction, against 7.5 in 2001. Satisfaction among businesses scored 7.1 against 7.4 in 2001. Robeco Direct and Interpolis scored 7.7 and 7.6 respectively.

### Satisfaction

| | 2002 | 2001 |
|---|---|---|
| **Rabobank private** | **7.4** | **7.5** |
| benchmark | 7.4 | 7.4 |
| **Rabobank business** | **7.1** | **7.4** |
| benchmark | 7.0 | 7.3 |
| **Robeco Direct** | **7.7** | **8.1** |
| benchmark | 7.4 | 7.6 |
| **Interpolis** | **7.6** | **7.6** |
| benchmark | 7.6 | 7.5 |

The decreasing customer satisfaction is a trend that is affecting the entire sector. This is due partly to the fact that banks are increasingly closing offices in small towns and partly to the shift in services from physical offices to less personal channels such as the Internet. Rabobank Group continually aims to improve customer satisfaction.

## Service improvement

The Rabobank is engaged in continuous dialogue with clients in order to adjust its services to market changes and the changing preferences of (groups of) clients. For example, some elderly or handicapped people have difficulty using cash dispensing machines and Internet banking. That is why Rabobank offers extra services such as home delivery of cash or assistance in the use of virtual channels. In December 2002, the Bank made an agreement with SeniorWeb for a national training programme in computer usage and Internet banking for 60,000 elderly people with a Rabobank account. Rabobank is the main sponsor of SeniorWeb, an organisation that employs elderly people to introduce contemporaries to the possibilities offered by computers and the Internet. Rabobank has initiated numerous other activities to take its services to a higher level, such as the expansion of payment facilities and services and better usage of its network. However, the customer satisfaction benefits of these activities will not become apparent until the second half of 2003.

## Reality outpacing perception

Despite its many-sided activities, the Rabobank Group is still insufficiently recognised as an Allfinanz Group with numerous specialised services. In this respect, market perception is not keeping pace with the facts. In the near future, specific campaigns will inform business clients about Rabobank Group's profile and customer value propositions.

## Complaints

Realising customer value also means being willing to learn from clients who are not satisfied. Complaints contain valuable information that the organisation can use to improve its service. If a client is not satisfied with the solution offered by the local Rabobank the matter can be put to the central Complaints Service of Rabobank Nederland.

In the year under review 2,659 (2,053) clients turned to the Complaints Service. This strong increase was due in part to the policy of encouraging clients not to keep their complaints to themselves but to air them. In addition, clients are becoming more and more outspoken. Another reason for the increase is the significantly higher number of complaints received about funds transfers, particularly disputed transactions involving ATMs and POS terminals. This particularly strong increase was due to the fact that cases of manipulated cash dispensing machines were dealt with by the Complaints Service in 2002, whereas previously this was done by Interpay. The number of complaints about security services showed a significant decline.

**Nature of complaint**

| | 2002 | 2001 |
|---|---|---|
| Funds transfers | 55% | 48% |
| Policy, negligence, discourtesy | 27% | 27% |
| Securities | 4% | 7% |
| Mortgages | 3% | 5% |
| Loans | 3% | 4% |
| Cancelling accounts/calling security | 3% | 3% |
| Savings | 2% | 2% |
| Insurance | 2% | 2% |
| Other | 1% | 2% |


2002
2001

- Funds transfers
- Policy, negligence, discourtesy
- Securities
- Mortgages
- Loans
- Cancelling accounts/calling security
- Savings
- Insurance
- Other

# Membership policy

**Rabobank Group's co-operative identity is more than just a historical fact. It is a vital force that enables the Bank to achieve its market leadership ambition for its members and clients. The members are Rabobank's true capital. Their direct influence on the course taken by the local Rabobanks ensures innovation of the products and services offered as well as of the Bank's role in society.**

Members are extremely important to the Rabobank. On the one hand, they are needed for a proper fulfilment of the local co-operative function and for improvement of the Bank's services, and on the other hand, members on average use more services and their loyalty is greater than that of other clients.

## Strong growth in membership

In 2002 Rabobank strengthened the co-operative's foundation in a number of ways. After the strong growth in membership from 550,000 to 825,000 (+50%) in 2001, membership increased by another 283,000 in the year under review, to 1.1 million (+34%) - doubling in two years' time. Of the new subscribers, 40,000 have become members in order to be able to buy more Rabobank Membership Certificates II, among other benefits. The reasons given by the remaining 243,000 for becoming members varied and included access to seminars, market studies, networks and non-recurring discounts on (bank) products. Of the new members, approximately half mentioned Rabobank's social role as an additional motive for joining. A minority is interested in the fact that Rabobank is a bank where members are in command. Through their membership they wish to have a say in the Bank's policy.

## Greater engagement among members

Besides higher membership numbers, Rabobank wants members that are more engaged. The Bank stimulates this engagement through various programmes. In 2002 Rabobank Nederland issued a new magazine, 'U Extra' for exclusive distribution among the 1.1 million members of the local banks. In the year under review, a large number of the 349 local Rabobanks organised local seminars and workshops on various themes including investments, sponsoring, sustainable business and themes of regional economic interest. At the initiative of members, sector specific knowledge was exchanged in numerous informal networks. This has created various communities where people from agriculture, the retail trade or other professionals meet. Similarly, at Rabobank's initiative, a digital youth community was started, where young people can exchange views and experiences on such subjects as study or career choice. Some stakeholder groups are facilitated nationally, for example Rabobank's young people's councils, which have existed for some time.

## From engagement to influence

A multiform member base is important for the representative quality of the local management and supervisory bodies. Management consults its members on the way in which Rabobank should position itself in their particular region. Members have a say in the service quality in terms of, for example, branch office network density, opening hours and services. They can also determine what the Bank should do with part of the profit and select projects that are eligible for sponsoring. Active members enable the local Rabobanks to closely monitor developments in their area of operation and to translate these into matching services.

## Customer preferences and trends

At present, 16% of all private clients and 40% of business clients are members. Because Rabobank aims at personal engagement, it seeks to obtain sound insight into the business preferences and personal interests of its members through members' meetings, panel discussions and research. This valuable information enables the Bank to further improve its services.

## Greater loyalty among members

Analysis has shown that, on average, members use more services and respond more often to special offers for new products and services. In addition, a survey has shown that loyalty among members is greater than among other clients. Also, their average rating of the products and services supplied is higher. This high member loyalty provides Rabobank with a sound basis for developing its relationships.

## Club spirit

*'The fact that one can become a Rabobank member distinguishes us from our competitors and provides added value. I always tell my clients that, as members, they can contribute their ideas and have a say, that there are discounts and other benefits, that they receive the U Extra magazine. Many people are surprised because they do not associate the word membership with a bank. Most of them are attracted to the idea, though. It brings the bank nearer to them. My client Arthur Weijerman, who is a chef in Zetten, was the one millionth member of our organisation. He received a Membership Certificate and Young Dynamic Fund shares for his newborn child. Weijerman loved it. He will be a member for life.'*

Daniël di Giacomo, account manager, Rabobank Betuwe






# Retail banking business

**The stagnating Dutch economy and the continuing unfavourable stock exchange climate hampered Rabobank Group's retail banking business in the year under review. Nevertheless, gross profit of the retail banking business increased by 3%. In 2002, Rabobank Group remained a clear market leader in the savings and mortgage loan markets as well as in the local businesses market.**

Helping clients achieve their ambitions by means of financial services - that is the mission of the retail banking business, comprised mainly of the local Rabobanks collectively. To that end, they offer their clients a broad and coherent package of financial services and products in the fields of lending, savings, investing, insurance and leasing.

## Private clients

### Growth in lending

*Lending to private individuals, which predominantly consists of* mortgage loans, rose by EUR 9.5 billion in 2002 to EUR 99.0 billion, an increase of 11%.

### Market share in mortgage loans: 24%

In the year under review, the Rabobank Group put a lot of effort into maintaining and where possible strengthening its position as a market leader in mortgage loans. In the autumn of 2002, Rabobank's special rates for the "safeguarded mortgage loan" attracted a lot of clients who were reluctant to take out (new) mortgages in the current, uncertain economic situation. Safeguarded mortgage loans *provide for temporary continuation of a client's mortgage payments* should he or she become unemployed or ill for a prolonged period. Due in part to this autumn campaign and the efforts of Obvion, our joint venture with the public servants' superannuation fund Algemeen Burgerlijk Pensioenfonds, Rabobank Group's market share increased by 1% to 24% in the year under review (local banks 21% and Obvion 3%). There is strong competition in the market for mortgage loans, particularly in the mortgage switching market, where many smaller parties are operating. In order to reinforce our high market share a consistent price policy will be operated, combined with the development of innovative mortgage products.

## Business clients

### Growth in lending

*Lending by the local Rabobanks to businesses increased by EUR 3.0* billion to EUR 51.4 billion in the year under review, up 6%. The local business market comprises two sectors: trade, industry and services and the agricultural sector.



### Especially special

*'Since 1999, Rabobank's historical heritage is managed professionally. We collect documents, objects, photographs and film footage, file these materials and make them accessible through exhibitions and articles. The book "The other bank" describes to a broad circle of readers what Rabobank stands for - how it developed from an agricultural loans bank into an international provider of financial services while retaining its co-operative character, its particular ownership structure and decision-making processes and the lively internal discussions on those themes - it's all in the book. And when you're looking into all those things, it makes you realise just how special this organisation is and how important it is to keep that heritage alive and exciting.'*

Stefan de Boer, company historian,
Rabobank Nederland

### Lending to trade, industry and services

Lending to enterprises in the trade, industry and services sector rose by 7% in 2002. At year-end, total loans amounted to EUR 33.7 (31.5) billion. The strongest growth was from enterprises in the health care sector and in the building industry.

### Higher market share in trade, industry and services

In 2002, Rabobank maintained its clear market leadership in the small and medium-sized businesses sector (up to 100 employees). The Bank's market share rose to 39%. 37% of one-man businesses bank with Rabobank. For enterprises with 2 to 10 employees, this figure is 42% and for enterprises with 10 to 100 employees, it is 36%.

### Lending to the agricultural sector

Lending to the agricultural sector increased by 5%, to EUR 17.7 (16.8) billion at year-end.

### Market share in the agricultural sector remains high

Rabobank's historically strong ties with the agricultural sector are reflected in its very high market share of 83%. The local banks' market share declined from 87% to 83% owing to the growing number of business closures in this sector and fierce competition.

## Payments

### RaboDealAssist for small and medium-sized businesses

After the introduction of real-time payments for businesses in 2001, services were expanded further with the introduction of RaboDealAssist in October. Fast and simple, it enables businesses to perform spot and forward transactions as well as currency swaps via the Internet. Clients who actively hedge currency exposure can continually monitor trade prices. Moreover, telephone waiting queues are a thing of the past.

### Chipknip's definitive breakthrough

Due in part to the euro, use of the Chipknip electronic purse showed explosive growth. The number of Chipknip transactions more than doubled in 2002. Its use by the elderly and the handicapped also showed strong growth. An increasing number of care institutions and homes for the elderly have adopted the Chipknip as a replacement for cash. In the year under review, the number of load points increased from 1,821 to 1,859.

## Savings

With 40% of the market, Rabobank Group is the clear leader in the Dutch savings market. Of the total savings in the Netherlands, 37% are held with local Rabobanks and 3% with Roparco, the savings arm of Robeco Group.

### Shift to Internet savings

Rabobank offers clients a number of different savings options: the Rabo Return Account via its office network, Rabo Telesavings via the telephone and Rabo Internet savings via the Internet.

**Development per savings channel**


100%
80%
60%
40%
20%
0%
1999
2000
2001
2002
Rabo Return Account
Rabo Telesavings
Rabo Internet savings

**Points of contact and offices**


3,000
2,500
2,000
1,500
1,000
500
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Points of contact (offices, cash dispensing machines and agencies)
Offices

The share of Internet savings in the total savings amount at the local Rabobanks has increased substantially over the past few years. Currently, 30% of savings is on Internet savings accounts. In the year under review, the number of Internet savings accounts doubled to 1 million. The reasons why many clients open an Internet savings account are the convenience of managing one's savings oneself and the benefit of high interest rates.

## Rabobank distribution policy

### Branch network

Of all the financial institutions in the Netherlands, Rabobank has the most branch offices. The interests of members and clients are central to the Bank. This is reflected in a closely meshed branch network. For that reason, Rabobank is and remains the bank-near-you for its clients. With 1,516 branch offices, 599 cash dispensing machines in public locations and 402 agencies, the local banks have no fewer than 2,517 points of contact. For staff policy, security and/or profitability reasons, a number of branch offices have nonetheless been closed in recent years, particularly in small towns. The success of electronic banking has meant that fewer and fewer clients visit physical banks. When a branch office is closed, a sound alternative is sought in consultation with clients and members. Examples include the bank bus, periodic agency sessions in community buildings and the establishment of bank counters in shops. With the aid of an internal support fund for cash dispensing machines, Rabobank installs and/or maintains cash dispensing machines in locations where they are socially desirable rather than economically justified.

### Declining staff numbers at local Rabobanks

Due to changing needs, clients are increasingly using direct channels such as the Rabofoon and Internet banking. As a result, financial services have partly shifted from the bank office to clients' homes. In the year under review, this development led to a decrease in staff numbers at the local Rabobanks of approximately 5%. Staff numbers are expected to decline further in 2003.

### Virtual banking

The Rabobank was the first financial institution in the Netherlands to be on the Internet, in December 1994. At the time, there were a mere ten thousand Internet users in the whole of the Netherlands. Today, the website www.rabobank.nl is one of Europe's most frequented Internet banks, with more than 1.3 million hits in December. With over 1 million online clients, Rabobank is also the largest Internet bank by far in the Netherlands. Of the active Internet clients, 86% are private individuals and 14% are business clients.

Interest in virtual banking (Internet and telephone) again increased substantially in 2002. Virtual banking is available for payments, savings and securities transactions. The number of contracts for Internet banking and the Rabofoon increased by 55% and 20% respectively. In order to offer optimum quality of products and services for virtual banking, the Rabobank regularly measures clients' appreciation for this service. Compared with the other banks in the Netherlands, Rabobank has the highest average customer value score of 8.6 for telebanking, telesaving and Internet saving.

## Increase in gross profit

Gross profit of the retail banking business for 2002 was EUR 1,387 million, up 3% on 2001.

### Key figures - retail banking business

| **Results** (in millions of euros) | 2002 | 2001 | change |
|---|---|---|---|
| Total income | 4,705 | 4,436 | 6% |
| Total operating expenses | 3,318 | 3,093 | 7% |
| Gross profit | 1,387 | 1,343 | 3% |
| **Balance sheet** (in billions of euros) | | | |
| Total assets | 163.7 | 155.1 | 6% |
| Volume of loans | 150.4 | 137.9 | 9% |
| Savings | 60.6 | 57.4 | 6% |
| Total risk-weighted items | 107.3 | 95.9 | 12% |
| **FTEs in local banks** | 31,670 | 33,313 | -5% |
| Market share | | | |
| Mortgage loans | 24% | 23% | +1% |
| Agricultural sector | 83% | 87% | -4% |
| Trade, industry and services | 39% | 37% | +2% |
| Savings | 40% | 40% | 0% |

## Rabo Vastgoed

Rabo Vastgoed is Rabobank Group's project development and finance arm. In close co-operation with the local Rabobanks, Rabo Vastgoed develops real estate projects, in particular housing projects. It also participates in projects with venture capital. The local Rabobanks provide Rabo Vastgoed with a sound knowledge of the local real estate market. In turn, Rabo Vastgoed enables local Rabobanks to capture and retain (new) clients at an early stage. In 2002 Rabo Vastgoed's order portfolio increased to EUR 3.9 (3.4) billion. At the end of 2002, the portfolio comprised 222 (186) projects.

## Obvion

April 2002 saw the start of Obvion, the joint venture between Rabobank and the ABP pension fund. Obvion sells mortgage loans under its own brand via independent agents. Through Obvion, the Rabobank Group is targeting additional market share in order to strengthen its market leadership in mortgage loans. Obvion's market share showed strong growth in 2002 and averaged 3%. We intend to grow this to 5% within the next three years. The aim is to sell other Obvion products as well, such as life insurances and investment funds, via agents by the end of 2003.

## Rabobank.be

People in Belgium too, have become acquainted with Internet banking at Rabobank. Since November 2002, clients in Belgium can visit Rabobank.be. This 100% Internet bank focuses on the private market and offers savings products as well as a limited number of Robeco investment funds. Expansion of international retail activities is an important element in the Rabobank strategy. Rabobank.be is the first direct-bank initiative outside the Netherlands. Its competitive rates, simple products and user-friendly site distinguish it from other Belgian banks. The Bank's ambition is to be seen as the 'best buy in the market'.



More about local banking? Go to:
www.rabobank.nl and www.rabobank.be

# Wholesale banking business

**Rabobank Nederland's wholesale banking business performed well, given the economic conditions in 2002. The disappointing income development was offset by cost saving measures. There was even an improvement on the gross profit in 2001.**

Rabobank Nederland Corporate Clients (RNCC) focuses on the full breadth of the Dutch corporate market. RNCC also operates in Belgium. Rabobank International (RI) is Rabobank Group's international business bank. It operates on a global scale, focusing specifically on enterprises in the food and agri-business sector and also has international activities with advanced financial products aimed at professional counterparts in the financial markets. Group Treasury provides for Group divisions' liquidity needs and their need for instruments to hedge their interest rate and currency exposures. Group Treasury also manages Rabobank Group's balance sheet.

## Rabobank Nederland Corporate Clients

Rabobank Nederland Corporate Clients (RNCC) is primarily responsible for delivering the best possible service to corporate clients (enterprises, associations and institutions with more than 20 employees and turnover exceeding EUR 10 million) in the Netherlands. With the formation of RNCC, Rabobank's services to clients in the corporate market were concentrated within a single formula. RNCC offers a broad range of financial products and specialist services and works together with sector teams and regional teams. In co-operation with the local Rabobanks, these teams offer an Allfinanz-package that is tailored to the client's specific wishes. Partly as a result of this customer-focused approach, RNCC's market position was strengthened significantly and last year's result showed a strong increase. In addition, a survey of the corporate market has shown that Rabobank scores highest (7.1) on customer satisfaction compared with other large Dutch banks.

## Rabobank International

The activities of Rabobank International range from advising on mergers & acquisitions to stock transactions, lending and providing special financing arrangements. In 2002, Rabobank Group's international business bank was confronted with a global economic downturn and the consequences of the corporate accounting scandals in the United States, which caused downward pressure on income. As a result of strict cost control, Rabobank International nevertheless turned in a positive performance.
The activities in both corporate finance and traditional lending contributed to this achievement. The second half 2002 showed a clear increase in structured trade and export financing.
Despite the economic slowdown, the investment banking activities also performed better than in 2001, with a particularly important contribution from the arbitrage activities in credit and credit deriva-

## Commercial linchpin

*'We in Corporate Clients serve the corporate market. As account manager, you are something of a linchpin. You are the clients' first interface, with responsibility for the loans product (business lending), and use other product specialists where necessary. Teaming and leading are equally important elements in an account manager's linchpin role, and that appeals to me. Together, you aim for optimum customer satisfaction. Often, the local bank will also have a relationship with a client. We keep each other posted. At year-end, I am assessed chiefly on my portfolio results. I like the performance-driven and the commercial elements – and that applies to everyone here: we simply want to be the market leader.'*

Stephan Veen, account manager, Rabobank Nederland Corporate Clients



tives. Earnings from mergers and acquisitions mediation were disappointing however, because this market was practically stagnant. There was also a strong decline in results from participating interests.

Notably, the activities of Rabobank International in the regions Asia and North America performed very well. Australia made its traditionally strong contribution.

An important element in Rabobank International's strategy is country banking. This involves taking over smaller banks that operate in rural areas of developed markets and have a strong position in the agricultural sector. In line with this policy, Rabobank International acquired the Valley Independent Bank (VIB) in the United States last year. Following the earlier acquisitions in Australia and New Zealand in the nineties and that of the Irish national bank ACCBank, the country-banking model is materialising on a global scale. The target is for this activity to make a strong contribution to financial results within a few years.

### Rabo Securities

Rabo Securities is Rabobank International's wholesale securities house. Its operations include share issues, mergers and acquisitions, derivatives and share research, sales and trading. Rabo Securities operates from Amsterdam and London and, from 1 January 2003, New York as well. Rabo Securities is a member of EuroNext and the London Stock Exchange. In 2002, Rabo Securities played an active part in a number of capital market transactions for businesses such as Aegon, BAM and Aalberts Industries. Rabo Securities was also an advisor in the public bidding for Uni Invest and the purchase of Leerdammer by Fromageries Bel. Cost savings offset lower income, so that gross profit was virtually unchanged from 2001.

## Group Treasury

In 2001, Group Treasury benefited from the strong decline in interest rates but in the year under review, market conditions were considerably less favourable. Nevertheless, Group Treasury performed well in 2002, given the low risk profile. Mainly as a result of the decreased trade volume, however, gross profit was lower than in the record year 2001. In 2002, Group Treasury again took several initiatives to improve the Rabobank Group's balance sheet and liquidity position. For example, new capital was raised in the form of Rabobank Membership Certificates. Also, measures were taken to obtain additional liquidity through central banks in extreme market situations. Further segmentation of clients and regions has made Group Treasury better able to raise short and long term funding. Finally, a system was introduced that enables better control of the counterparty risks in derivatives and currency transactions.

## Gilde Investment Management

**Gilde Investment Management provides enterprises with venture capital, which is invested by specialised investment funds (including Gilde IT, Gilde Buy Out and Gilde Participations) in which third parties also participate. Gilde Investment Management manages these funds. The shares of these enterprises are sold in due course and the investments are turned into cash. At year-end 2002, investments outstanding totalled EUR 650 million. Due to the bad market conditions, the sale of the enterprises has virtually stagnated and write-downs were made on several IT participations.**

### Key figures - wholesale banking business

| Results (in EUR millions) | 2002 | 2001 | change |
|---|---|---|---|
| Total income | 1,815 | 1,868 | -3% |
| Total operating expenses | 915 | 983 | -7% |
| Gross profit | 900 | 885 | 2% |
| | | | |
| Balance sheet data (in EUR billions) | | | |
| Total assets | 244.5 | 239.1 | 2% |
| Lending | 47.8 | 45.1 | 6% |
| Total weighted items | 35.9 | 34.9 | 3% |
| | | | |
| FTEs* | 4,729 | 3,643 | 30% |

* Including acquisitions



More about wholesale banking? Go to: www.rabobank.com, www.gilde.nl and www.rabosecurities.com

# Asset management and investment

**The negative sentiment on the stock markets resulted in a decrease in both the number of investment orders from clients of local Rabobanks and price losses on equity investments. As a result, assets managed by the Rabobank Group declined to EUR 153 billion. Due to acquisitions, gross profit rose by EUR 11 million to EUR 127 million.**

Robeco is the competence centre for asset management within Rabobank Group. This subsidiary offers clients a broad range of investment funds and services in both Europe and the United States. Schretlen & Co specialises in asset management, asset planning and advice and focuses on clients of local Rabobanks. Effectenbank Stroeve focuses on investment advice, asset management and services to professional clients.

## Decline in assets managed by Rabobank Group

At the end of 2002, total assets managed by Rabobank Group amounted to EUR 153 billion, down EUR 25 billion on 2001. Assets managed comprise the assets managed on behalf of clients and the Group's own investment portfolio. In 2002, the latter declined by 15% to EUR 51 billion. Assets managed by the Group on behalf of clients decreased by EUR 16 billion. Price losses results on equity investments amounted to EUR 17 billion. The sale to Bank Sarasin & Cie of the International Private Banking activities contributed EUR 11 billion to the decrease, but this was largely offset by acquisitions of EUR 9 billion. The inflow of new assets amounted to EUR 5 billion.

## Acquisitions and strategic alliance

Robeco significantly expanded its activities in the United States with the acquisition of hedge fund manager Sage Capital Management and a 60% share in Boston Partners Asset Management (with an option to buy the remaining share). After these acquisitions, assets managed in the United States amount to 40% of the total assets managed by Robeco. As a result of the acquisition of the Dutch hedge fund manager Transtrend, Robeco clients can invest in hedge funds directly.

Rabobank Nederland took a 28% share in Bank Sarasin & Cie, of Switzerland, with Rabobank Nederland contributing its own International Private Banking activities to Bank Sarasin & Cie. In addition, Rabobank Nederland can obtain a majority interest in Bank Sarasin & Cie by means of a call option. The alliance ties in with Rabobank's strategy to strengthen its position abroad.

## Decline in investment orders

Due to the unfavourable stock exchange climate, the number of investment and option orders from clients of local Rabobanks did not exceed 1.8 (1.9) million orders, 7% down on 2001.

## The taste of success

*'By contrast to equity funds, Robeco Lux-o-rente again performed well in 2002, with returns of 13.8%. At the end of December it was number 1 on the "hit list" of the Wall Street Journal. That's a fantastic feeling. Our bond fund trades globally in state bonds and bonds of creditworthy enterprises. Our active interest policy and emphasis on high credit ratings have given us an edge over other funds. In addition, we hedge currency risks. In 2002, the fund was added to Rabobank's model portfolio. Its size has doubled since. I love it when a product is popular in both the sales channel and among clients. Competitors have their eye on our managers, but there is little staff turnover. Professionalism and a good working environment are worth a lot and definitely contribute to our success.'*

Edith Siermann, manager fixed-interest investments, Robeco



### Further increase in orders placed via the Internet

Clients are increasingly placing investment orders via the Internet. In 2002, 40% of the total number of investment orders were placed via this virtual channel. As a result, the number of advice orders and orders placed by telephone declined. In 2002, orders placed via advisors in local banks declined to 41% and the number of orders placed via the Rabo Orderlijn to 19%.

### Number of orders for branded investment funds

Apart from the 1.8 million orders for securities and options, orders for Robeco funds and Rabobank Membership Certificates from clients of the local banks were also transacted last year. The number of orders processed for Robeco funds and Rabobank Membership Certificates was 1.1 (1.2) million, virtually unchanged from 2001.

### Increase in gross profit

Due to the acquisitions made in 2002 and the acquisition, in mid-2001, of Harbor Capital Advisors, gross profit increased by EUR 11 million to EUR 127 million.

**Breakdown of investment orders**


100%
80%
60%
40%
20%
0%
1999
2000
2001
2002
Advice
Rabo Order Line
Internet

**Gross profit**

(in EUR millions)


300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002

The explosive growth of gross profit in 1999 and 2000 was mainly due to successes in the field of venture capital and private equity funds. As a result of the change in economic conditions, these activities did not generate profit in 2002.

## Robeco Group

Robeco is the Dutch market leader in investment funds. With EUR 6.2 billion of assets managed, the branded fund Robeco is one of Europe's biggest funds. Besides offering investment funds for private clients, Robeco also provides asset management for institutional clients, who account for approximately half of the assets managed. With three acquisitions in 2002, Robeco significantly expanded its services in both Europe and the United States. In the year under review, assets managed by Robeco declined by 6% to EUR 98 billion.

## Schretlen & Co

Schretlen & Co is the Rabobank Group's asset management specialist for high net-worth clients of the local Rabobanks. Asset management is particularly suited for the longer term, where asset management or advice is combined with asset planning. The services are available to private individuals with a minimum of EUR 500,000 freely available for investment. In the year under review, Schretlen & Co, in co-operation with the local Rabobanks, introduced a standardised form of asset management, Rabobank Managed Investment, for private individuals with a minimum of EUR 150,000 in assets managed. In addition, Schretlen & Co focuses on small and medium-sized institutional investors. Assets managed and held in custody declined by 8% in 2002 to EUR 3.8 (4.1) billion.

## Effectenbank Stroeve

Active investors with a minimum of EUR 150,000 freely available for investment can turn to Effectenbank Stroeve for investment advice. Asset management is provided to clients with a minimum of EUR 50,000 freely available for investment. Effectenbank Stroeve is the Dutch market leader in services to professional clients, such as independent asset managers and brokers. In the year under review, assets managed and held in custody by Effectenbank Stroeve increased by 23% to EUR 1.9 (1.6) billion, with particularly strong growth in the volume of services to professional clients.

## Alex

In December 2002, the Rabobank Group signed an agreement for the acquisition from Dexia Bank Nederland of Internet broker Alex and the order telephone line VEB-Bottomline. Not only does this make the Rabobank the market leader in investing via the Internet (market share 35%), but also the market leader in terms of the number of its investment clients (market share 30%). Alex, which was elected several times as the best Internet broker in the Netherlands, focuses on active clients who prefer to place their own orders against competitive rates. Alex and VEB-Bottomline are to be combined into a separate Rabobank Nederland business unit.

### Key figures - Asset management and investment

| Results (in EUR millions) | 2002 | 2001 | change |
|---|---|---|---|
| Total income | 586 | 679 | -14% |
| Total operating expenses | 459 | 563 | -18% |
| Gross profit | 127 | 116 | 10% |
| | | | |
| Assets managed (in EUR billions) | 153 | 178 | -14% |
| - For clients | 102 | 118 | -14% |
| - Investment portfolio | 51 | 60 | -15% |
| | | | |
| Number of orders (in millions) | 2.9 | 3.1 | -6% |
| - Securities and options | 1.8 | 1.9 | -7% |
| - Robeco funds | 1.1 | 1.2 | -3% |
| | | | |
| FTEs | 2.030 | 2.462 | -18% |



More about asset management and investment? Go to: www.rabobank.com, www.robeco.com, www.schretlen.com, www.stroeve.com and www.vebbottomline.com



# Insurance

**For Interpolis, 2002 was a difficult year. Due to falling stock exchange rates, storm damage and decreasing volumes in the life insurance business, gross profit declined to EUR 77 million. For Interpolis, 2002 was also a year of integrating the businesses acquired in 2001.**

Interpolis is continuing its development as an all-round insurance company in order to strengthen its market position. It is expanding its services in the market for brokers as well as in the field of employment benefits for small and medium-sized businesses.

## Transparent

Interpolis stresses its transparency in its products and services, its communication and its approach to both clients and intermediaries. With this transparency it aims to forge ahead together with the customer. For example, in cases of damage this means that clients do not need to fill out complicated forms and that their money is transferred to their accounts quickly.

## Acquisition of BMG Group

In order to strengthen its position in health and safety ('Arbo') services, absenteeism management and reintegration, Interpolis acquired the BMG Group in the year under review. BMG Group specialises as a reintegration mediator for jobseekers, people drawing disability benefits under the WAO and employees, including those suffering from illness. BMG has a strong market position, particularly in the agricultural sector, the building industry and the manufacturing industry.

## People & Work

The Group entity People & Work (occupational health and safety) supports employers in the prevention of absenteeism owing to illness and in the reintegration of employees suffering from illness. The unit consists for the greater part of Commit Arbo and Relan Arbo (operating together as Commit as from 1 January 2003). The businesses and institutions that are clients of Commit employ a total of over one million people. Commit is responding to the "Gatekeeper improvement" Act (Wet verbetering poortwachter) that came into force on 1 January 2002 with the aim of preventing employees from ending up in the WAO. Via its Work resumption package, Commit offers a comprehensive package to reintegrate employees as quickly as possible and with minimal financial charges to employers.

## All-in-One Policy

Within the All-in-One Policy, clients can insure in a simple way against losses in the categories traffic, home, third-party liability, legal assistance and recreation. The premium discount increases in line with the number of categories insured. In 2002 Interpolis added the continuous holiday cancellation insurance to its All-in-One

Policy, making it the first insurance company to offer this product. The average number of products per policy increased from 3.03 to 3.23. At the end of 2002, Interpolis had written a total of 1.1 million All-in-One Policies.

### Business Compact Policy

The Business Compact Policy is to small and medium-sized businesses what the All-in-One Policy is to private individuals. At the end of 2002, the number of policies written was 192,000, an increase by 7%. The average number of categories per policy increased from 2.86 to 2.89.

### FuturePlanner

In the past, making provisions for the future was driven by clients' needs and in many cases by tax motives as well. The tax motive has been eliminated by changes in the tax system. With its FuturePlanner, introduced in the year under review, Interpolis offers clients a transparent and easy insight into their financial situation and provides appropriate product solutions and service.

## Insurance premium income

### Life insurance premium income under pressure

Interpolis is a clear market leader in annuities. Income from annuities and single-premium policies fell by 42% in 2002 to EUR 614 million. The decrease is mainly attributable to the fall in demand for life insurance resulting from the increasingly complex tax treatment of retirement benefits. Income from recurring premiums from private individuals such as mortgage insurance and insured savings rose 7% to EUR 820 million.

### Visions of the future

*'To me, the year 2002 meant the introduction of the futurePlanner: a revolutionary concept that maps out all the provisions for the future a client has made, including products with other companies. The analysis immediately suggests suitable solutions for any shortfalls. The futurePlanner implies a long-term relationship with the client, for we send him annual updates, enabling the client to see if the financial arrangements still suffice for his future needs. Initially, I was responsible for the development of communication tools and have also guided the futurePlanner's introduction at both Rabobank and intermediaries. The futurePlanner was developed and placed in the market in a mere six months and was very well received.'*

Carmelina Di Rosa, Marketing Communication, Interpolis



This is partly the result of specific advertising campaigns in co-operation with the local Rabobanks. In 2002, total premium income from the life insurance business amounted to EUR 2,404 million, down 15%.

### Package policies successful

Income from non-life insurance activities rose by 15% in 2002 to EUR 1,256 million. Part of the increase is due to growth of the number of package policies. The average number of categories insured per policy likewise rose.

### Higher income from services

Income from services in the fields of pensions and occupational health and safety (absenteeism management, health and safety services and reintegration) increased by 9% in 2002 to EUR 242 million. Occupational health and safety showed a particularly strong increase.

## Results

### Decline in gross profit

Gross profit declined by 62% to EUR 77 million in 2002. Lower investment returns and significantly higher non-life charges are the main contributors to this decline. The agricultural sector in particular was hit hard by the storm of October 2002. Interpolis is the market leader in this sector.

### Share portfolio value development

At end 2002, the market value of Interpolis' share portfolio was lower than the purchase price as a result of the strong decline in share prices. The difference was charged to income. An amount of EUR 192 million was included in Value adjustments to financial fixed assets.



More about insurance? Go to:
www.rabobank.com and www.interpolis.com

**Key figures - Insurance**

| (in EUR millions) | 2002 | 2001 | change |
|---|---|---|---|
| Insurance premium income | 3,660 | 3,926 | -7% |
| - Non-life | 1,256 | 1,093 | 15% |
| - Life | 2,404 | 2,833 | -15% |
| Income from services | 242 | 223 | 9% |
| Gross profit | 77 | 201 | -62% |
| FTEs | 5,215 | 4,788 | 9% |

# Leasing

**De Lage Landen is Rabobank Group's centre for vendor finance, leasing and trade finance activities. It performed well in 2002, both internationally and nationally. Its loans portfolio grew to EUR 11 billion in 2002. Adjusted for currency exchange effects, this is an increase of 14%. Gross profit increased by 11% to EUR 238 million.**

Internationally, De Lage Landen concentrates on vendor finance, offering lease facilities for sales support via the sales channels of manufacturers and distributors of capital goods. This activity is supported by modern e-business applications. In the Netherlands, this Rabobank subsidiary focuses on leasing and trade finance products. Leasing products include equipment leases, real estate leases, IT leases and car and commercial vehicle leases (Translease).

## International activities

De Lage Landen now operates in 19 countries in Europe and the Americas, plus Australia and New Zealand. It concentrates on enterprises with activities in agricultural machinery, telecommunications, computers, photocopiers, (internal) means of transport and medical equipment. De Lage Landen is a global leader in the vendor finance market. Last year, it added leading businesses to its customer base, including Philips Medical Systems (USA), IBM Global Finance and Océ. In addition, Banco DLL Brazil was incorporated to support the activities in Brazil.

## Activities in the Netherlands

De Lage Landen's strength lies in its fast settlement of standard lease contracts and its specialist knowledge of objects in various branches of industry. De Lage Landen's product range is marketed both through the local Rabobanks and directly. Port of Rotterdam, Tiscali and Macintosh Group were among the new clients acquired last year by the Dutch division.

## Loans portfolio

De Lage Landen's total loans portfolio at end 2002 amounted to EUR 11.0 (10.6) billion. Adjusted for currency effects, this is an increase of 14%. Of this amount, EUR 2.6 (2.3) billion related to the Netherlands division, EUR 3.5 (3.6) billion was attributable to the Vendor Finance Europe division and EUR 4.9 (4.7) billion to the Vendor Finance America division.

## Increase in gross profit

In spite of the difficult economic situation, gross profit rose 11% to EUR 238 (215) million.



More about leasing? Go to:
www.delagelanden.com

**Key figures - De Lage Landen**

| **Results** (in EUR millions) | 2002 | 2001 | change |
|---|---|---|---|
| Total income | 525 | 475 | 11% |
| Total operating expenses | 287 | 260 | 10% |
| Gross profit | 238 | 215 | 11% |
| **Loans portfolio** (in EUR billions) | **11.0** | **10.6** | **4%** |
| - Netherlands | 2.6 | 2.3 | 12% |
| - Europe | 3.5 | 3.6 | -2% |
| - America | 4.9 | 4.7 | 5% |
| **FTEs** | **2,225** | **2,036** | **9%** |

# Funding and investor relations

**Our ambition to be market leader requires broad access to diversified funding sources. In 2002, Rabobank Group raised a total of EUR 40 billion in additional liquid funds and growth capital from private investors and professional parties in the market. The Group's funding was reinforced by means of new instruments and a varied distribution of bonds.**

The Rabobank Group's funding policy is to meet the funding requirements of the Group entities at an acceptable cost. The policy is characterised by a diversification of funding sources, flexibility of funding instruments and active investor relations.

## Rabobank Membership Certificates

The successful issue of Membership Certificates provides access to a very broad and potentially promising market of private investors. The unique combination of membership and longer-term returns on the certificates forms the basis of a durable relationship with both clients and employees. In 2002, EUR 1.75 billion worth of Membership Certificates were sold, which is significantly more than the estimated EUR 1 billion. The total number of Certificates issued in the past three years now represents a value of EUR 4.3 billion.

## High solvency

Total assets grew by 3% in 2002, to EUR 375 (364) billion. In a period of increasing risks in investment values, its high solvency (BIS ratio 10.5) gives Rabobank Group a strong position for raising liquid funds.

### Happy with Membership Certificates

*'Last year was a difficult year for investors and investment advisors alike. From the end of 2001, analysts had been promising a rally but in the end it never materialised in 2002. In times like these, discussions with clients take a completely different turn. It was always profits or more profits, whereas in 2002, we had to advise clients to take their losses in order to avoid even worse. It is important to keep in touch. Although there is not much you can do in the area of transactions, you can achieve things in the area of relationships. As advisors we were very happy with the Membership Certificates II. A beautiful product and a fine alternative for bonds and savings accounts. It was great to be able to add the membership story. Then you're proud to "sell" your own bank.'*

Marlyn Neeleman Malawau, senior investment advisor, Rabobank Ouderkerk-Krimpen



## Bonds

The issue of bonds raised EUR 10 billion in the market. In the year under review, both institutional and private investors showed increasing interest in fixed-interest bonds, which greatly benefited Rabobank Group. Specific initiatives (structured medium term notes) raised an additional EUR 5 billion of liquid funds in 2002 and gave Rabobank Group a prominent position in this market.

Rabobank Group's international reputation as a financial institution with a high credit rating offers exciting opportunities in Asia as well. In co-operation with Daiwa Securities, of Japan, more than 200 million dollars in bonds were placed with Japanese private investors. By concluding alliances with various parties in Asia, Rabobank Group aims for local funding that would enable it to finance new activities in these regions as well. The majority of local funding is used to finance Rabobank Group entities in other regions.

## Investor relations

Active relationships with lenders are essential for broadening our access to the international capital market. In 2002, contacts with international investors were intensified. Intermediary parties and asset managers make up an influential group, with which close relationships are maintained. Road shows, newsletters and online information at www.rabobank.com are used to inform major international investors about, inter alia, the Rabobank Group's strategy, liquidity and risk management and transactions in the money and capital markets.

## Top ratings

Banks with the highest ratings from the leading rating agencies are known as the world's safest banks. Of all the private banks in the world, Rabobank has the highest credit ratings. These top ratings enable Rabobank Group to finance its activities at relatively low costs.

**Long-term ratings Rabobank (as of March 2003)**

| Rating agency | Rating | Trend |
|---|---|---|
| Standard & Poor's | AAA | Stable |
| Moody's Investors Service | Aaa | Stable |
| Fitch Ratings | AA+ | Stable |
| Dominion Bond Rating Service | AAA | Stable |

**Funding in different currencies**


American Dollar 49%
Euro 24%
Japanese Yen 7%
Swiss Franc 6%
Norwegian Crown 4%
Australian Dollar 3%
Other 7%



More about funding and investor relations?
Go to: www.rabobank.com
If you would like to receive the newsletters please register by e-mail at ir@rabobank.com

# Employees

**Achieving clients' ambitions through financial services goes hand in hand with the personal development of employees. Accordingly, in the view of Rabobank Group, good working conditions, terms of employment and ongoing development of its managers and employees are preconditions for achieving its strategy.**

The 2002 working conditions survey showed that, as in 2001, Rabobank's employees were satisfied with their employer. They are particularly enthusiastic about the development and training possibilities offered. Salary and other terms of employment also scored well. On the other hand, employees are less satisfied with their line managers and the co-operation within departments. In the labour market, Rabobank has a good reputation as an employer on account of its fringe benefits and varied opportunities for personal development. A good image remains vital to our recruiting power in the labour market.

## Staff numbers

The number of jobs at the combined local Rabobanks declined by 1,643 in 2002. Efficiency programmes and the unstoppable advance of virtual channels will cause additional job losses in the local banks in 2003. The total number of jobs in Rabobank Group declined slightly. At year-end, the number of full-time equivalents was 51,867, compared with 52,173 in December 2001. This represents a total of 58,096 employees.

The boards of the local Rabobanks managed this staff reduction well. Through the Job Centres established in 2001, many supernumerary employees found new functions either within the organisation or outside it. Under the Social Statute, there is a mediation obligation to supernumerary staff ('from job to job'), which extends to seeking suitable work outside Rabobank as well. The remainder of the staff reductions have been effected via natural turnover. Because of all the changes, it is crucial for employees to have and to retain broad employability. For that reason, employees and their managers together draw up Personal Development Plans, in which they agree on training and development goals.

## Management as spearhead

Management development is a spearhead in staff policy. Thousands of vacancies in management functions need to be filled annually, for which the Bank wishes to make optimum use of the knowledge and experience available in the various business entities. Since September 2002, the Management Development Circle (MDC) lends support in the preparation of career advice. In 2002, three groups of 100 senior managers each attended the internal management training, which focuses on core aspects of leadership.

## Unexpected switch

*'As a result of cost cuts, I quite unexpectedly lost my job as a communications adviser at Rabofacet. I started to look to the future as quickly as I could. I was coached via the Job Center, Rabobank's mobility centre. But I also took my future in my own hands. My preference was in electronic media and that's where I found a new job. At Rabobank Nederland, I now co-ordinate the new e-HR portal that is to be placed on our Intranet. On this site, employees can find everything in the area of human resources: terms of employment, arrangements, salary grades, arithmetic models, forms. In the future, the site can be accessed via the Internet and employees will be able to enter changes directly. It will be a true human resources self service channel and it's very exciting to contribute to it.'*

Marijke Varkevisser, content manager e-HR portal
Rabobank Nederland



### Performance-based remuneration in new Collective Labour Agreement (CAO)

In June 2002, Rabobank and the unions agreed on the Rabobank CAO, which has a 13-month term. The agreement provides for a 3.6% pay rise. It also paves the way for performance-based assessment and payment for job groups 12 and 13 with effect from 2003. In the current financial year, experience with this method will also be gained in other groups. If this turns out to be a success, all job groups in Rabobank will switch to the new system in 2004.

Performance-based work and remuneration are important aspects of the organisational restructuring. The Bank expects to achieve its market leadership ambition partly by linking performance assessments of departments, teams and, where possible, individual staff members to customer satisfaction.

### Virtual Labour Market and e-HR

Increasingly, Internet technology is playing a role in staff issues as well. In the year under review, the Virtual Labour Market was opened on the Intranet. This site combines staff supply and demand. Employees can not only view internal vacancies but also enter their CV and career wishes. Employees automatically receive an e-mail message informing them as and when a suitable vacancy arises. Also in 2002, a pilot for an e-HR portal was started, providing employees with information on matters such as terms of employment, career and training and allowing them to calculate their own leave days or enter simple changes. As the pilot has proven successful, the e-HR portal will be made available to the entire organisation.



More about working at Rabobank Group? Go to: www.rabobank.com

**Analysis of Rabobank Group staff in 2002 (in numbers)**

| | Netherlands | Abroad | Total 2002 | Total 2001 |
|---|---|---|---|---|
| **Local Rabobanks** | **36,657** | **-** | **36,657** | **38,189** |
| **Wholesale banking** | **1,045** | **3,741** | **4,786** | **3,659** |
| Rabobank International | 504 | 1,958 | 2,462 | - |
| RI foreign participating interests | - | 1,725 | 1,725 | - |
| Group Treasury | 314 | - | 314 | - |
| Rabobank Nederland Corporate Clients | 227 | 58 | 285 | - |
| **Asset management** | **1,583** | **570** | **2,153** | **2,593** |
| Robeco Group | 1,210 | 559 | 1,769 | - |
| Schretlen & Co | 210 | - | 210 | - |
| Effectenbank Stroeve | 141 | - | 141 | - |
| Other asset management | 22 | 11 | 33 | - |
| **Insurance** | **5,873** | **28** | **5,901** | **5,362** |
| Interpolis | 5,873 | 28 | 5,901 | 5,362 |
| **Leasing** | **732** | **1,585** | **2,317** | **2,122** |
| De Lage Landen | 732 | 1,585 | 2,317 | 2,122 |
| **Other** | **6,278** | **4** | **6,282** | **6,195** |
| Market management | 784 | - | 784 | - |
| Product-market units | 1,230 | - | 1,230 | - |
| Corporate staff and services | 1,399 | - | 1,399 | - |
| Rabofacet | 2,334 | - | 2,334 | - |
| Rabobank Nederland Securities Services | 296 | - | 296 | - |
| Rabobank Vastgoed | 66 | - | 66 | - |
| Gilde | 48 | - | 48 | - |
| Obvion | 121 | - | 121 | - |
| Other | - | 4 | 4 | - |
| **Total Rabobank Group** | **52,168** | **5,928** | **58,096** | **58,120** |

# Sustainability and social engagement

**Rabobank Group is convinced that, for the longer term, sustainable relations of production contribute to the vitality of our economy and the profitability of individual producers. Accordingly, considerations in favour of a clean environment, humane working conditions and social well-being play an increasing part in the Group's business and financial policies.**

Traditionally, the local Rabobanks have a strong commitment to the investment climate and general well-being in their area of operation. Because of their co-operative tradition and their focus on common values, they need to find a proper balance between the various interests of people, the market and society. This is reflected in their lending policy, their engagement in local initiatives and the range of financial products offered to their clients. Sustainability also plays an important part in advising on business plans and realignments. The choice in favour of environmentally friendly products and technology is often a source of innovation and helps co-operation within supply chains.

## Sustainability essential in credit applications

Rabobank Group feels partly responsible for Dutch society. Accordingly, it assesses credit applications on aspects including sustainability, socially responsible business practices, genetic modification and ethics. In the year under review, internal guidelines were adjusted for these demands and are now more in line with the general code of conduct, mission statement and code for genetic modification of Rabobank Group as well as its internal views on socially responsible business practices. Obviously, as regards loans, businesses must meet current environmental laws and regulations. Estimated environmental risks and social issues, however, are also important, including compliance with social standards, respect for the well-being of animals and the use of genetic modification. In practice, this might result in credit applications being rejected.

## Reviewing and reporting

In order to measure progress made in sustainability and social engagement, indicators were formulated in 2002 for both reporting and managing of the activities. As a result, targets for sustainable housing, green investments, lending and human resources management are more objective than in the past. At Group level, this comprises a large number of indicators. In a pilot project, 20 local Rabobanks are using fifteen key criteria to assess the practical application of the sustainability standards in their area of operation.

## Green facility continued

In June 2002, there were strong signs that the 1.3% tax rebate for green investments would be discontinued. As a result, Rabo Green Bank was forced to put a temporary stop to the issue of Rabo Green

Bonds and the offers for green financing. As it turned out, the green facility was continued after all. Despite the period of forced inactivity, the Rabo Green Bank granted more than EUR 360 million in new green loans in 2002 (EUR 320 million in 2001). This increase was mainly due to the growth in green financing of wind turbine parks and the overflow of Green Label Funds from 2001, as a result of the tighter criteria for the green facility introduced with effect from 1 January 2002. Growth in biological farming stagnated. The green loans are financed with Rabo Green Bonds. In the first half of 2002, EUR 250 million of green funds were raised. At the end of the year under review, there was a new issue of Rabo Green Bonds, to which investors subscribed for an amount of EUR 375 million.

## "Green" electricity

In 2002 Rabobank Group extended its contract to cover its "green" energy requirement. Virtually all Group entities in the Netherlands make use of the contract. The share of "green" electricity was 17% of the total requirement. During 2003, this will be increased to a quarter.

## Index and rating

Rabobank Group's sustainability data for 2002 are the input for the Group's Sustainability Rating in 2003. This rating, which is given by the independent Swiss SAM institution, is an environmental, social and financial assessment of enterprises. Globally, 32 renowned banks are included in the SAM index.

An extensive report on sustainability and social engagement will be included in our Annual Report 2002 People, Planet, Profit, to be published in June 2003.



More about sustainability and our social engagement? Go to: www.rabobank.com

## Incentive

*'With our respective medical and technical backgrounds, we complemented each other in the development of the Air Manager Pro: a heart-lung machine that makes open-heart surgery safer. The beauty of it is that patients really benefit from it. The Herman Wijffels Award was a great incentive. Among other things, the money, 100,000 euros, enabled us to pay for the CE hallmark procedure. As soon as we have that mark of quality, we can start selling the equipment. The award was also a mental stimulus. You put a lot of time and money into an enterprise and have to make some difficult choices. The award was a confirmation that we were on the right track. Our latest product is called Dyna-Vision. It permits the measurement of blood circulation and cardiac functions without having to take blood samples.'*

Sander Huntelerslag and Rutger Brest, Kempen - R&S TechMedic B.V., clients with Rabobank Alkmaar and winners of the Herman Wijffels Innovation Award 2002



# Financial developments

**Despite unfavourable market conditions, Rabobank Group nevertheless succeeded in realising a net profit of 4%. An acceptable result, despite falling short of the long-term target of annual growth in net profit of 12%. The Tier I ratio was 10.3 and the return on equity was 9.6%.**

Rabobank Group aims at realising customer value, with financial stability and employee value as preconditions. As a financial co-operative, the client's interest comes first in Rabobank Group's policies and targets. We wish to create customer value by:

- offering the best possible financial services to our clients;
- providing continuity in our services;
- demonstrating our commitment to our clients and their circumstances.

## Financial targets

Rabobank Group will continue to aim for long-term annual growth in net profit of 12%, an annual return on equity of 10% and a Tier I ratio of 10.0. On account of the economic situation and the stock exchange climate, combined with scant prospects for concrete improvement, these targets cannot be maintained for the near future. We will therefore use the following targets for the near future: growth in net profit of 8%, return on equity of 8% and a Tier I ratio of 10.0.

In the light of the focus on customer value and an appropriately conservative risk profile the Rabobank Group considers maintaining a Tier I ratio of 10.0 as its chief financial target.
Due in part to the issue of Rabobank Membership Certificates, the Tier I ratio for 2002 was 10.3. Return on equity was 9.6%. Net profit rose by 4%.

## Outlook for 2003

The outlook for the economy and the stock exchange climate in the near future continues to be highly uncertain. It is therefore difficult to make any definite statements on the profit expected for 2003. The focus remains on leveraging commercial opportunities and on the continuation of programmes to enhance efficiency and effectiveness. If income shows only a limited increase, stringent cost control would obviously be crucial for achieving the financial targets. Barring unforeseen circumstances, Rabobank Group expects a slight increase of the operational result in 2003.



# Notes to the balance sheet

Rabobank Group's consolidated total assets grew by 3% in 2002 to EUR 375 billion. Lending to the private sector increased by 8%. Due to the highly disappointing year at the stock exchanges, savings were more popular than investments. Savings with the Rabobank Group increased by 5%.

## Assets

### Total lending

Total lending by Rabobank Group increased by 8% in 2002 to EUR 225.3 (208.6) billion. This total comprises:
- public sector lending;
- professional securities transactions;
- lending to the private sector.

In 2002, lending to the public sector was virtually unchanged at EUR 0.8 billion. Professional securities transactions increased to EUR 12.1 (10.6) billion. Lending to the private sector - private individuals, the agricultural sector and the trade, industry and services sector - rose by EUR 15 billion in 2002 to EUR 212.3 billion. This is an 8% increase, which is below the level of previous years.

**Breakdown of private sector lending**



| | |
|---|---|
| Agricultural sector | 16% |
| Trade, industry and services | 36% |
| Private individuals | 48% |

### - Trade, industry and services

Enterprises in the trade, industry and services sector borrowed EUR 2.3 billion more in 2002 than in 2001, an increase of 3%. As a result, total loans granted to this sector amounted to EUR 75.8 billion.

### - Agricultural sector

At the end of 2002, business clients in the agricultural sector borrowed 6% more than in 2001. The total volume of loans to the agricultural sector amounted to EUR 33.4 (31.7) billion, of which EUR 20.2 (18.8) billion was granted to the primary agricultural sector and EUR 13.2 (12.9) billion to the international food & agri-business sector.

### - Private individuals

Total loans to private individuals amounted to EUR 103.0 (92.1) billion, EUR 10.9 billion higher than in 2001 and an increase of 12%. Mortgage loans accounted for the greater part, EUR 99.8 (88.3) billion.

**Lending by operating unit**



| | |
|---|---|
| Retail banking | 70% |
| Wholesale banking | 23% |
| Other | 7% |

Of the total of EUR 212.3 billion in loans to private individuals, EUR 150.4 billion was granted by the retail banking business, made up of the local Rabobanks. Their share of total lending is 70%. The wholesale banking business accounted for EUR 47.8 billion of loans granted, 23% of the total. The other units accounted for EUR 14.1 billion of lending by the Group.

### Banks

The item banks comprises the funds loaned to credit institutions. In 2002, this item increased by EUR 7.1 billion to EUR 47.2 (40.1), of which EUR 40.1 (28.4) billion related to professional securities transactions.

### Other assets

At the end of 2002, Rabobank Group's balance sheet included EUR 71.3 (78.7) billion worth of interest-bearing securities. EUR 11.1 (12.6) billion had been invested in shares and EUR 1.8 (5.3) billion in short-term government paper.

## Liabilities

### Funds entrusted

Funds entrusted to Rabobank Group - savings, professional securities transactions and other funds entrusted – declined marginally in 2002, by EUR 0.6 billion to EUR 171.6 billion. At end 2002, the volume of savings was EUR 66.3 (63.1) billion, up 5%. After their significant increase in 2001, savings rose in 2002 as well. The unfavourable stock exchange climate and the economic uncertainty caused many clients to opt for a secure savings account. Professional securities transactions amounted to EUR 6.0 (8.5) billion. Other funds entrusted, including business balances on current accounts and private balances on payment accounts, declined by EUR 1.3 billion to EUR 99.3 billion.

### Other liability items

The item banks increased by 7% to EUR 85.9 (80.0) billion. The item debt securities grew by 6% to EUR 61.7 (58.5) billion. At the end of 2002, provisions amounted to EUR 18.3 (18.3) billion. Of this amount, EUR 15.4 (14.5) billion related to Interpolis' technical reserves.

### Increase in Group equity

Rabobank Group's reserves increased by EUR 1.9 billion to EUR 14.9 billion. This was the outcome of the addition of the issued Member Certificates and net profit on the one hand and the write-down in connection with the payment of goodwill on the other. At the end of 2002, Group equity amounted to EUR 21.2 billion, an increase of EUR 2.8 billion. In addition to reserves, this item comprises subordinated loans, the fund for general banking risks and third-party interests.

## Off-balance-sheet activities

Off-balance-sheet activities include guarantees, irrevocable facilities and derivatives. At year-end, the amount of guarantees was EUR 7.7 (9.7) billion and the irrevocable facilities were EUR 27.2 (25.7) billion. The notional value of the derivatives outstanding was EUR 1,700 (2,213) billion. The credit risk incurred on these instruments is comparable to EUR 34.6 (29.9) billion in loans.

## Tier I ratio: 10.3

The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure solvency. The Tier I ratio expresses the relationship between core capital and total risk-adjusted assets. At 31 December 2002 the Tier I ratio stood at 10.3 (9.9). This is higher than the long-term target of 10. The minimum requirement set by the external supervisors is 4. The high solvency ratio is one of the reasons for Rabobank Group's triple A rating by both Moody's and Standard & Poor's.

Total risk-adjusted items increased by EUR 13.0 billion to EUR 165.8 billion. This increase was largely due to the rise in lending. The Tier I capital increased by EUR 2.0 billion to EUR 17.1 billion.

## BIS ratio: 10.5

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-adjusted assets. The BIS ratio came to 10.5 (10.2). This comfortably exceeds the minimum requirement set by the external supervisors of 8.0.

### Development in capital and solvency ratios

| (in EUR millions) | 2002 | 2001 |
|---|---|---|
| Tier I capital | 17,071 | 15,092 |
| Tier I ratio | 10.3 | 9.9 |
| Tier I and Tier II capital | 17,414 | 15,542 |
| BIS ratio | 10.5 | 10.2 |

## Change in accounting policy for pensions

The Rabobank Group's financial statements for 2001 stated that a change in the accounting policy for pensions would be implemented with effect from 1 January 2002. The change concerns the method of recognising pensions in the financial statements. It has been decided that recognising pension charges on a cash basis of accounting (with alternating repayment of pension contributions, zero pension contributions or very high contributions) is no longer suitable. It is not appropriate for short-term aspects of extremely long-term pension agreements to have a substantial effect on annual results from one year to the next. In addition, the new method of accounting for pensions in the financial statements is in line with the approach adopted in other banks with international operations. The effect of this kind of change in accounting policy is required to be included in equity, with an adjustment of the comparative figures for the previous year. On 1 January 2002, EUR 1.9 billion was charged to equity. Under the new accounting policy, peaks in pension charges will be a thing of the past as from 2002.

# Notes to the profit and loss account

**Rabobank Group's net profit increased by 4% in 2002 to EUR 1,250 million. As a result of the economic slowdown and the poor stock exchange climate, growth in net profit was lower than in previous years.**

## Income

Total income rose by 2% in 2002 to EUR 8,564 million. Interest income accounted for the major part, 63%, of total income.

### Interest income

Interest income increased by EUR 309 million in 2002, to EUR 5,391 million, up 6%. The increase is due to growth in both lending and savings.

### Proceeds from securities and participating interests

Proceeds from securities and participating interests increased by EUR 12 million to EUR 529 million. Gains on the sale of participating interests especially showed a significant decline in 2002 as a result of the unfavourable stock exchange climate. The sale to Bank Sarasin & Cie of the international private banking activities resulted in a gain of EUR 81 million.

### Commission

Total commission income for 2002 was EUR 1,795 (1,760) million, up 2%.

**Commission**

(in EUR millions)


2,000
1,750
1,500
1,250
1,000
750
500
250
0
1998
1999
2000
2001
2002
Insurance
Services (pension and industrial health and safety)
Securities
Asset management
Funds transfers and foreign exchange
Other

### Commission on services

Interpolis achieved a 9% increase in commission on services (pensions and occupational health and safety), to EUR 242 million. Commission on occupational health and safety services particularly showed a significant increase.

### Securities brokerage

As a result of the depressed stock exchanges, income from securities brokerage fell by 7% to EUR 269 (291) million. Securities brokerage is realised mainly by the local Rabobanks. The fall in stock prices scared off many clients, which caused the number of orders for securities, options and branded investment funds to decline by 6%, to 2.9 million, from the poor year 2001. The increase in the use of the Internet to place investment orders also contributed to the decrease of securities brokerage.

### Asset management fees

Asset management fees consist for the greater part of management fees received from the investment funds. Asset management fees in 2002 were EUR 386 million, down 4% on 2001.

### Results on financial transactions

Results on financial transactions fell by 32% in 2002 to EUR 285 (422) million. Results on financial transactions are realised mainly by the wholesale banking business.

### Other revenue

Other revenue was EUR 564 (653) million, down 14%. Other revenue includes underwriting results on Interpolis insurance contracts.

## Expenses

Operating expenses fell slightly, by 2% to EUR 5,839 (5,965) million. At 63%, staff costs make up the bulk of expenses.

### Staff costs

Staff costs rose by 3% in 2002 to EUR 3,682 (3,565) million, mainly due to salary increases. Hiring costs for temporary and external staff were lower. The Rabobank Group's staff numbers decreased by 306 FTEs to 51,867 FTEs. The number of jobs decreased especially in the local Rabobanks, where the number of FTEs fell by 1,643. In other activities, the number of FTEs increased as a result of acquisitions and the replacement of external staff.

### Other administrative expenses and depreciation

Other administrative expenses declined by 12% to EUR 1,789 (2,032) million. Depreciation of buildings and fixtures and fittings was unchanged at EUR 368 million.

## Operating result

Rabobank Group's operating result for 2002 was EUR 2,725 (2,469) million, up 10% on 2001.

**Operating result by Group unit**

(in EUR millions)


1,500
1,200
900
600
300
0
-300
3%
2%
10%
-62%
11%
Retail banking
Wholesale banking
Asset management
Insurance
Leasing
Other
2001
2002

Rabobank Group's operating result is achieved by six activities. These are: retail banking, wholesale banking, asset management, insurance, leasing and other.

### Retail banking business

In 2002, gross profit from retail banking increased by EUR 44 million to EUR 1,387 million, up 3%. Total income was up 6% and operating expenses were up 7% on 2001. The increase in income is largely due to growth in both lending and savings. The number of securities orders fell, and so, consequently, did securities brokerage. Partly as a result of efficiency programmes, the increase in expenses was relatively limited. Staff numbers fell by 1,643 FTEs in 2002.

### Wholesale banking business

The wholesale banking business (Rabobank International, Rabobank Nederland Corporate Clients and Group Treasury) achieved a slight improvement of EUR 15 million, to EUR 900 million. Due to cost measures, charges fell by 7% to EUR 915 million. Income declined by 3% to EUR 1,815 million. Compared with 2001, Rabobank International's income from venture capital in particular was lower. Partly as a result of the low interest volatility, Group Treasury was unable to improve on the excellent result achieved in 2001. Gross income of Rabobank Nederland Corporate Clients was considerably higher than in the previous year.

### Asset management

Results from asset management activities were under severe pressure from the unfavourable stock exchange climate in 2002.

Nevertheless, gross profit rose by 10% to EUR 127 (116) million as a result of acquisitions and cost savings. Commission income fell by EUR 89 million to EUR 423 (512) million. This decrease is the result of lower transaction commission and lower management fees due to a decline in assets managed. Partly as a result of cost measures, expenses fell by 18% to EUR 459 million.

### Insurance business

Interpolis had a disappointing year. The tax regime changes caused a significant decrease in results from life insurance. Income was also depressed by the negative return on the investment portfolio and the storm damage caused in October. The development of income from occupational health and safety activities constituted a positive exception. Gross profit for Interpolis fell by EUR 124 million in 2002 to EUR 77 (201) million, which is a 62% decline.

### Leasing

The result from lease activities rose by 11% to EUR 238 (215) million. The activities in leasing and trade finance in the Netherlands contributed to this increase, as did the international activities in vendor finance.

### Other units

The losses from the units included in Other rose improved from EUR (287) million in 2001 to EUR (5) million in 2002. This includes the gain on the sale of the International Private Banking activities.

### Value adjustments to receivables

This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years carrying the most weight. In 2002, the item Value adjustments to receivables increased by EUR 20 million to EUR 500 million. This increase is mainly due to the economic downturn and, to a limited degree, increased lending.

### Value adjustments to financial fixed assets

Value adjustments to financial fixed assets were EUR 252 (59) million in 2002. This increase is mainly due to write-downs of participating interests and unrealised price losses on the Interpolis securities portfolio.

## Net profit

### Net profit

After taxes of EUR 514 (532) million and third-party interests of EUR 209 (192) million net profit amounted to EUR 1,250 (1,206) million, a rise of 4% on 2001. Given the difficult market, this is an acceptable result.

### Profit appropriation

The net profit, after dividend distributions to holders of Membership Certificates and Trust Preferred Securities, has been added to reserves to strengthen the financial basis for further development of Rabobank Group and to realise customer value in the future.



# Risk management

**Banking is predominantly about managing a multitude of different risks. The Rabobank Group has opted for a modest risk profile and, consequently, an even and gradual development of its financial performance.**

The year under review was characterised by the development and implementation of methods and techniques for translating the various risk categories into a single heading: economic capital. Banks hold capital in order to cope with unexpected losses. The economic capital is a measure of how much capital a bank should hold on the basis of its risk profile and desired credit rating. Since the Rabobank Group has the highest rating, the bar has been raised high.

## Balance sheet and Risk Management Committee

Within the Rabobank Group, the Balance Sheet and Risk Management Committee (BRMC) is responsible for balance sheet management, risk policy, setting risk measurement standards, broadly determining limits and monitoring developments. The Rabobank Group has extensive procedures in place for systematic risk management.

## Credit risk

Policy on credit risk puts the clients' interests first. The Rabobank Group's aim is to offer clients the greatest possible continuity in its services. It therefore pursues a prudent acceptance policy. Once granted, loans are carefully managed so that there is a continuous insight into credit risks. 48% of Rabobank Group's credit portfolio consists of loans to private individuals, which have a very low risk profile in relative terms. The remaining 52% is a highly diversified portfolio of loans to business clients in the Netherlands and abroad. In the year under review, new methods were developed for quantifying credit risks, in connection with the bank supervisors' future more stringent requirements.

## Bad debts

The development of bad debts can be seen from movements in the value of amounts receivable as a percentage of the loans granted to the private sector by the Rabobank Group.


Bad debts
(% of private sector lending)
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
1998
1999
2000
2001
2002

The relatively high percentage for 1998 was due to the crisis in Asia. The figures for both 2001 and 2002 reflect the relative weakness of the world economy. This had the greatest impact on the quality of loans granted by the cyclical wholesale banking operations. The five-year average of 0.23% is relatively low, reflecting the moderate risk profile of the Rabobank Group's credit portfolio.

## Country risk

Loans to parties abroad expose the Rabobank Group not only to the customary risk of bad debts but also to country risks. Country risk management is based on a system of internal limits and internal ratings for each country. Provisions for country risk are formed if repayment problems might arise as a result of government measures or extreme circumstances in a country.

## Market risk

Market risk involves changes in the value of the trading portfolio as a result of movements in interest rates, foreign exchange rates and share prices. The exposure is calculated and consolidated every day and managed using a sophisticated system of limits. At a consolidated level, the exposure can best be expressed by the Value at Risk. This criterion, based on historical data, indicates the maximum loss that the Rabobank Group can suffer on a single day subject to a certain degree of probability and in 'normal' market conditions. Event risk scenarios measure the effect of sharp reversals in market trends. Furthermore, statistical models generate other measures so that traders and the risk management department can calculate their positions at any moment of the day. The Value at Risk fluctuated between EUR 10 (7) million and EUR 15 (12) million in 2002, with an average of EUR 13 (9) million. The increase on 2001 is mainly due to more accurate registration. On balance, the risk profile did not increase.

## Interest rate risk

Apart from its exposure to market risks in the trading environment, the Rabobank Group is also exposed to structural interest rate risk in its balance sheet. This risk results from mismatches between the periods for which interest rates are fixed on loans and funds entrusted. Longer-term risks are measured and managed using Equity at Risk. This ratio expresses the sensitivity of the Group equity's market value to interest rate fluctuations. Long-term interest rates are lower than those seen in recent years, and the loan portfolio was built up during a period of higher interest rates. The market value of the Rabobank Group's equity was therefore significantly higher than its book value at year-end. Short-term risks are measured and managed using the Income at Risk concept. This is the maximum amount of net interest income that is put at risk on an annual basis, with a reliability level of 97.5%. The maximum risk during the year under review was approximately 4% of net interest income.

## Liquidity risk

In the past five years, the Rabobank Group has worked on a substantial diversification of its funding basis. By concentrating on central banks, money market funds, pension funds and asset managers, it is less dependent on funds from other commercial banks. On the asset side of the balance sheet, greater priority has been given to assets that can be converted readily into cash. Liquidity risk is an organisation-wide matter and managed by Group Treasury.

## Operational risk

Operational risk is the risk of direct or indirect losses arising from deficiencies in procedures and systems and from human failures or from external events. As a matter of policy, the management of the individual Rabobank Group entities is responsible for developing policy, processes and procedures to manage operational risk. To assist local Rabobanks, Rabobank Nederland has made sophisticated instruments available to them.

## Insurance risk

At Interpolis, risk management is concerned mainly with insurance risks. Using appropriate techniques, the risks of existing and new products are estimated and changes in them are monitored. This enables the Group to ascertain whether future commitments can be met with sufficient certainty and whether calamities can be absorbed financially. The policy of an insurance company such as Interpolis takes full account of possible disaster scenarios.

# The balance between risk, returns and capital

**The equity, or capital that the Rabobank Group holds serves as a buffer against unexpected losses. Equity is scarce by definition and therefore it is very important to deploy it in the best possible way. In that context, the bank supervisors' new regulations also play an important part. They coincide with the way in which the Group manages its risks and, consequently, allocates its equity.**

## Adjustments to the Basle II regulations

The Basle Committee for bank supervision is in the final phase of completing far-reaching proposals for restructuring of capital adequacy regulations. Eventually, these proposals will need to be translated into national regulations by the national supervisors - in this case the Dutch Central Bank. The target is to achieve a flexible framework that is more closely in line with internal risk control and that will result in a more sophisticated credit risk weighting. The current, rigid setting of capital adequacy requirements is to be replaced by a system based on actual credit exposure. In the year under review, the Rabobank Group joined in a global exercise initiated by the Basle Committee, aimed at establishing the consequences of the preliminary proposals. Given its traditionally low (credit) risk profile, it came as no surprise that the new capital adequacy requirements for the Rabobank Group are significantly lower than the current ones. The definitive capital adequacy accord (Basle II) is due to be finalised in the autumn of 2003. Meanwhile, the Group has started the implementation of the expected proposals.

## Economic capital

The accord on capital adequacy requirements is limited to specific regulations for credit risk, market risk and operational risk. The accord also stipulates that banks must hold capital in respect of all risks they incur. The Rabobank Group uses the most advanced statistical methods to determine the size of the economic capital to be held. These methods analyse the unexpected losses, assuming a specific degree of probability of the actual occurrence of such losses. Because the Rabobank Group wants to maintain the highest rating (AAA), it has raised the bar high for itself as regards the determination of economic capital. A high rating requires a high economic capital. In 2001, the Group launched a top-down approach for the determination of economic capital. In the year under review, it has started a bottom-up refinement of this method.

## Equity position more than adequate

The Rabobank Group holds capital for credit, market and operational risk as well as for interest rate risk, country risk, business risk and insurance risk. Total economic capital for these risks is lower than the Rabobank Group's actual capital. The credit risk covers approximately one third of total economic capital. For this purpose, a system to analyse the capital requirement has been constructed that enables better and more efficient risk assessment, provides insight into the degree of risk diversification and is a pricing instrument for loans granted. More than before, debtor risk will be translated into the rate charged. This rate can be derived directly from the minimum return deemed necessary by the bank on the economic capital that must be set aside for the debtor.

## RAROC

Relating the profit achieved on a certain activity to the capital required for that activity produces RAROC, the risk adjusted return on capital. The RAROC instrument enables a proper balance to be struck between risk, returns and capital for both the Group and its constituent parts. This approach encourages the individual entities to limit risks wherever possible and to ensure appropriate compensation, properly commensurate with the actual exposure. It is thus an essential instrument for positioning products in the market at the right price.

Besides the formulated strategy and the synergy to be achieved, the RAROC of the activities concerned also plays a significant part in the allocation of equity to the various Group entities and the different risk categories. If the calculated RAROC lags behind the formulated minimum result to be achieved, which is a reflection of the costs of the capital employed, economic value is destroyed. A higher RAROC implies the creation of economic value. RAROC is a better measure of the performance of the Rabobank Group and its entities than return on equity. It is our intention to publish information on this subject in the Annual Report for 2003. For the Rabobank Group, prudent management of scarce capital is a logical consequence of its co-operative mission.

# Directors and supervisors

**The planned strengthening of the co-operative core business, which consists of the local Rabobanks and their clients/members, places new demands on the co-operative's structure and the relationship between local and central management.**

Our market leadership ambition requires effective management, in which responsibilities for the commercial development of activities, the general strategy and the steering of Rabobank Nederland's umbrella co-operative organisation are clearly embedded. For this reason, Rabobank Nederland's management structure underwent fundamental changes in the year under review. Please refer to the section Main events and the Report of the Supervisory Board. As a result of the change, the local Rabobanks have been granted direct influence on Group strategy through the medium of the Central Delegates Assembly (CKV). They also have budgetary rights for the costs charged on by Rabobank Nederland to the local banks.

## More female managers and supervisors

In 2002, 37 local Rabobanks merged to form 17 merger banks. As a result of these concentrations, the total number of Rabobanks declined from 369 to 349 local, independent banks, each with its own local board. At the end of 2002, there were approximately 1,700 directors in all, 1,350 of whom had been elected directly by and from among the members. The general manager of each Rabobank is a member of the board (Director). The board's policy is reviewed by the local supervisory boards, which have a total of 1,765 supervisors. In the year under review, approximately 500 managers and supervisors retired, partly as a result of mergers and board reductions. Of the more than 200 new managers and supervisors, 20% were women. In order to ensure a proper reflection of clients and members, the recruitment and selection of suitable managers and supervisors was broadened in the year under review. Diversity in the boards ensures greater empathy for clients, members and their social circumstances and a better reflection of local developments and sentiments in the Bank's policy.

## Greater demands on managers and supervisors

The mergers and the broadening of the total service package plus the increasing complexity of the business and its environment place higher demands on the managerial quality in the local banks. Managers, Directors and supervisors have access to specific web sites providing them with information tailored to their responsibilities. In the year under review, Rabobank Nederland developed a series of activities to further the professionalisation of members of the local boards. Complementary to the customary individual training courses, such as the induction programme, working conferences were organised for the chairmen of both boards of local Rabobanks. Similarly, a programme of various workshops, learning

## Doing one's bit

*'When I came from Egypt to the Netherlands, I became a client at the Rabobank. This is more than forty years ago. As a pharmacist, I was a business client. I have always felt at home at the Rabobank and advised acquaintances to bank there as well. In 1996, I was asked to join the supervisory board. The idea of influencing your own bank from within appealed to me. The supervisors supervise the board of directors and the management; we monitor the affairs, the plans for the future, staff policy and whether the bank acts in accordance with the co-operative idea. In this way, I hope to contribute to maintaining the local bank, which is really and truly there for its clients.'*

Magdy Ramzy, member of the supervisory board, Rabobank Oss



networks and tools was offered to local managers and supervisors. This programme focuses in greater depth on the themes dealt with in earlier large-scale conferences. In its preparation, the needs voiced by managers and supervisors have been taken into account. Their mutual co-operation and combined effectiveness are vital to the success of the local banks.

### Evaluation of the local boards

Following the review of the central management model, the local management model will be evaluated as well. In the final months of the year under review, a start was made with the evaluation of the local model introduced in 1998. In a survey, managers, supervisors and directors of the local banks were able to state their views on the functioning and future resilience of this model. No conclusions have been drawn as yet from the opinions collected. However, two-thirds of the respondents are in favour of continuing the present model, although a majority deems refocusing of role definitions and responsibilities a requirement for further improvement of the quality of the management and supervision of local banks. One third of the respondents is of the opinion that a different management model is desirable in the short term. The Directors particularly are in favour of a management structure that is more in line with that of the umbrella co-operative Rabobank Nederland. In 2003, the Task Force for Local Management will present proposals concerning the future management structure of the local bank co-operatives.

# Consolidated balance sheet

at 31 December 2002 (after profit appropriation)

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | | 3,807 | | 3,736 |
| Short-term government paper | | 1,813 | | 5,311 |
| Professional securities transactions | 40,053 | | 28,359 | |
| Other banks | 7,176 | | 11,719 | |
| Banks | | 47,229 | | 40,078 |
| Public sector lending | 797 | | 761 | |
| Private sector lending | 212,323 | | 197,262 | |
| Professional securities transactions | 12,132 | | 10,591 | |
| Lending | | 225,252 | | 208,614 |
| Interest-bearing securities | | 71,320 | | 78,680 |
| Shares | | 11,062 | | 12,556 |
| Participating interests | | 184 | | 156 |
| Property and equipment | | 3,870 | | 3,756 |
| Other assets | | 4,519 | | 4,425 |
| Prepayments and accrued income | | 5,664 | | 6,367 |
| **Total assets** | | 374,720 | | 363,679 |
| **Liabilities** | | | | |
| Professional securities transactions | 21,808 | | 17,076 | |
| Other banks | 64,078 | | 62,938 | |
| Banks | | 85,886 | | 80,014 |
| Savings | 66,272 | | 63,060 | |
| Professional securities transactions | 6,031 | | 8,485 | |
| Other funds entrusted | 99,329 | | 100,629 | |
| Funds entrusted | | 171,632 | | 172,174 |
| Debt securities | | 61,739 | | 58,514 |
| Other liabilities | | 7,699 | | 12,039 |
| Accruals and deferred income | | 8,218 | | 4,187 |
| Provisions | | 18,338 | | 18,336 |
| | | 353,512 | | 345,264 |
| Fund for general banking risks | 1,679 | | 1,679 | |
| Subordinated loans | 111 | | 52 | |
| Reserves | 14,911 | | 13,030 | |
| Third-party interests | 4,507 | | 3,654 | |
| Group equity | | 21,208 | | 18,415 |
| **Total liabilities** | | 374,720 | | 363,679 |
| Contingent liabilities | | 7,655 | | 9,652 |
| Irrevocable facilities | | 27,151 | | 25,674 |

# Consolidated profit and loss account

for 2002

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Income** | | | | |
| Interest income | 18,265 | | 20,042 | |
| *Interest expense* | 12,874 | | 14,960 | |
| Interest | | 5,391 | | 5,082 |
| Income from securities and participating interests | | 529 | | 517 |
| Commission income | 2,049 | | 1,974 | |
| Commission expense | 254 | | 214 | |
| Commission | | 1,795 | | 1,760 |
| Results on financial transactions | | 285 | | 422 |
| Other income | | 564 | | 653 |
| Total income | | 8,564 | | 8,434 |
| **Expenses** | | | | |
| Staff costs | 3,682 | | 3,565 | |
| Other administrative expenses | 1,789 | | 2,032 | |
| Staff costs and other administrative expenses | | 5,471 | | 5,597 |
| Depreciation | | 368 | | 368 |
| Operating expenses | | 5,839 | | 5,965 |
| Value adjustments to receivables | | 500 | | 480 |
| Value adjustments to financial fixed assets | | 252 | | 59 |
| Total expenses | | 6,591 | | 6,504 |
| Operating profit before taxation | | 1,973 | | 1,930 |
| Taxation on operating profit | | 514 | | 532 |
| Operating profit/Group profit after taxation | | 1,459 | | 1,398 |
| Third-party interests | | 209 | | 192 |
| **Net profit** | | 1,250 | | 1,206 |

# Cash flow statement

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Cash flow from operational activities** | | | | |
| Operating profit/Group profit after taxation | | 1,459 | | 1,398 |
| Adjustments for: | | | | |
| - depreciation | 368 | | 368 | |
| - value adjustments to receivables | 500 | | 480 | |
| - value adjustments to financial fixed assets | 252 | | 59 | |
| - movements in technical reserves relating to the insurance business | 939 | | 1,439 | |
| - movements in other provisions | (937) | | (19) | |
| - movements in accrued and deferred items | 4,734 | | (2,591) | |
| | | 5,856 | | (264) |
| Cash flow from business operations | | 7,315 | | 1,134 |
| Movements in short-term government paper | 3,498 | | 2,051 | |
| Movements in securities trading portfolio | 3,340 | | 198 | |
| Movements in securitised loans | (154) | | 159 | |
| Movements in banks | (675) | | (4,294) | |
| Movements in lending | (17,138) | | (17,428) | |
| Movements in funds entrusted | (542) | | 25,469 | |
| Other movements from operational activities | (469) | | (8,793) | |
| | | (12,140) | | (2,638) |
| **Net cash flow from operational activities** | | (4,825) | | (1,504) |
| **Cash flow from investing activities** | | | | |
| Investments and purchases | | | | |
| - investment portfolios | (22,495) | | (35,864) | |
| - participating interests | (126) | | (39) | |
| - tangible fixed assets | (802) | | (869) | |
| | | (23,423) | | (36,772) |
| Disposals, redemptions and sales | | | | |
| - investment portfolio | 23,801 | | 29,676 | |
| - participating interests | 136 | | 457 | |
| - tangible fixed assets | 333 | | 202 | |
| | | 24,270 | | 30,335 |
| **Net cash flow from investing activities** | | 847 | | (6,437) |
| **Cash flow from financing activities** | | | | |
| Rabobank Membership Certificates | | 1,575 | | 1,384 |
| Movements in subordinated loans | | 59 | | (1) |
| Movements in debt securities | | 3,225 | | 8,627 |
| Payment on Rabobank membership certificates and Trust Preferred Securities | | (206) | | (122) |
| **Net cash flow from financing activities** | | 4,653 | | 9,888 |
| **Net cash flow** | | 675 | | 1,947 |

The cash flow statement provides a summary of the net movements in operational, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

# Movements in reserves

| (in EUR millions) | 2002 | 2001 |
|---|---|---|
| Reserves can be broken down as follows: | | |
| Revaluation reserves | 246 | 417 |
| Other reserves | 10,164 | 9,687 |
| Rabobank Membership Certificates | 3,851 | 2,276 |
| Trust Preferred Securities | 650 | 650 |
| | 14,911 | 13,030 |
| Movements in reserves: | | |
| Revaluation reserves | | |
| Balance at 1 January | 417 | 407 |
| Movement as a result of changes in accounting policies | - | 354 |
| Revaluation | (152) | (117) |
| Transferred to other reserves | (13) | (10) |
| Released to profit and loss account | (6) | (217) |
| **Balance at 31 December** | 246 | 417 |

This item includes the revaluation reserves for immovable property, shares and participating interests.

| Other reserves | | |
|---|---|---|
| Balance at 1 January | 9,687 | 11,159 |
| Movement as a result of changes in accounting policies | - | (306) |
| Transferred from revaluation reserves | 13 | 10 |
| Goodwill | (635) | (526) |
| Other movements | 55 | 65 |
| Profit appropriation | 1,044 | 1,169 |
| **Balance at 31 December** | 10,164 | 11,571 |
| Change in accounting policy for pensions | - | (1,799) |
| Net effect of change in accounting policy for pensions | - | (85) |
| Balance at 31 December after changes in accounting policies | 10,164 | 9,687 |

Owing to the change in accounting policy, at 1 January 2002 EUR 1,884 million was charged to other reserves of Rabobank Nederland and simultaneously a provision for pensions of EUR 2,894 million was formed and a deferred tax asset of EUR 1,010 million was recognised.

Significant equity interests acquired in 2002:

- Bank Sarasin & Cie, Switzerland
- Boston Partners Asset Managers, United States
- ACC Bank, Republic of Ireland
- Valley Independent Bank, United States
- Transtrend, the Netherlands
- Sage Capital Management, United States

The goodwill paid amounted to EUR 635 million.

# Auditors' report

We have audited the consolidated balance sheet, consolidated profit and loss account, cash flow statement and movements in Group equity for the year 2002, hereinafter referred to as the annual figures, of Rabobank Group[1], as set out on pages 62 to 65 of this report. These annual figures have been derived from the financial statements of Rabobank Group for the year 2002, which were audited by us and on which we issued an unqualified auditors' report on 6 March 2003. These annual figures are the responsibility of the Executive Board of Rabobank Group. Our responsibility is to express an opinion thereon based on our audit.

We have established that the annual figures are in accordance with the financial statements from which they have been derived.

For a better understanding of Rabobank Group's financial position and results and of the scope of our audit, the annual figures should be read in conjunction with the full financial statements from which they have been derived and our auditors' report issued thereon.

Utrecht, 6 March 2003

Ernst & Young Accountants

[1] Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Group NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

# Foreign offices

## Europe

**Belgium**
Antwerp
Brussels
Zaventem
**Denmark**
Ballerup
**Germany**
Frankfurt
Düsseldorf
Langenhagen
**Finland**
Helsinki
**France**
Beauvais
Paris
**United Kingdom**
Coventry
Edinburgh
London
Watford
**Hungary**
Budapest
**Republic of Ireland**
Clare
Cork
Donegal
Dublin
Galway
Kerry
Kildare
Laois
Leitrim
Limerick
Longford
Meath
Monaghan
Offaly
Roscommon
Sligo
Tipperary
Westmeath
Wexford
Wicklow
**Italy**
Milan
**Luxembourg**
Luxembourg
**Austria**
Salzburg
**Poland**
Poznan
Warsaw
**Portugal**
Lisbon
**Russia**
Moscow
**Spain**
Madrid
**Sweden**
Sundyberg
**Switzerland**
Geneva
Schlieren
Zürich

## America

**Argentina**
Buenos Aires
**Brazil**
Canoas
São Paulo
**Canada**
Oakville
Toronto
**Chile**
Santiago
**Curaçao**
Willemstad
**Mexico**
Mexico City
**United States**
Atlanta
Bakersfield
Berwyn
Blythe
Boston
Brawley
Calexico
Chicago
Coachella
Dallas
Des Moines
Dinuba
El Centro
Fresno
Greenbrae
Hanford
Hemet
Holtville
Honolulu
Imperial
Indio
Julian
La Quinta
Los Angeles
Menlo Park
New York
Orange
Palm Desert
Palm Springs
Rancho Mirage
Reedley
San Francisco
Selma
Tecate
Thousand Palms
Toledo
Visalia
Washington
White Plains
Wilmington

## Australia

Adelaide
Armidale
Ayr
Brisbane
Cloncurry
Cooma
Cowra
Darwin
Dubbo
Emerald
Esperance
Forbes
Geraldton
Goondiwindi
Goulburn
Griffith
Ingham
Launceston
Longreach
Mackay
Melbourne
Moree
Mount Gambier
Orange
Perth
Rockhampton
Roma
Shepparton
Swan Hill
Sydney
Tamworth
Toowoomba
Townsville
Wagga Wagga
Warrnambool
**New Zealand**
Alexandra
Ashburton
Auckland
Blenheim
Christchurch
Dannevirke
Dunedin
Feilding
Gisborne
Gore
Greymouth
Hamilton
Hastings
Invercargill
Masterton
New Plymouth
Oamaru
Pukekohe
Rotorua/Taupo
Taumarunui
Te Kuiti
Te Puke
Thames
Timaru
Waipukurau
Wanganui
Wellington
Whangarei

## Asia

**China**
Beijing
Hong Kong
Shanghai
**India**
Mumbai
New Delhi
**Indonesia**
Jakarta
**Japan**
Tokyo
**Singapore**
Singapore
**Taiwan**
Taipei
**Thailand**
Bangkok
**Turkey**
Istanbul

# Directors and management Rabobank Group[1]

## General Managers Rabobank Nederland

Bert Bruggink (A.)
Ralf Dekker (R.J.)
Paul Dirken (P.H.J.M.)
Henn Geukers (H.M.)
André van Iersel (A.A.J.M.)
Wouter Kolff (W.J.)
Jos van Lange (J.H.P.M.)
Hans van der Linden (J.A.M.)
Bert Mertens (H.H.J.)
Rik Op den Brouw (H.)
Hanno Riedlin (H.W.E.)
Harry de Roo RA (J.H.)
Thomas van Rijckevorsel (T.C.A.M.)
Sipko Schat (S.N.)
Rutger Schellens (R.V.C.)
Jaap Slotema (J.)
David Vander (D.)
Jan van Veenendaal (J.)
Pieter van der Weijden (P.P.M.)

## Deputy General Managers Rabobank Nederland

Ad Bakermans (A.W.F.J.)
Aad Balm (A.M.A.W.)
Robin Bargmann (R.K.)
Mats Beem (M.G.)
Wim Boonstra (W.W.)
Jan Bos (J.J.)
Cor Broekhuyse (C.F.)
Evert Broekmans (E.A.H.G.)
Ben Christiaanse (B.J.)
Jules Coenen (J.P.G.)
Bruce Dick (B.)
Roy van Diem (R.)
Dick Duit (D.)
Jan Hageraats (J.M.J.)
Mirjam Halverhorst (M.A.)
Rob Hartog (D.R.)
Floris Henning (F.J.)
Henri Jacquand (H.)
Machiel Jansen Schoonhoven (E.M.)
Cilian Jansen Verplanke (C.A.)
Peter Knuvers (P.M.)
Bart Jan Krouwel (B.J.)
Sjors Kruiper (S.J.)
Arnold Kuijpers (A.J.A.M.)
Willem Lageweg (L.W.)
Jaap Lammers (J.C.)
Theo Martens (T.H.)
Monika Milz (M.R.)
Christian Mol (C.H.A.M.)
Jan Molenaar (J.B.J.M)
Rob Niesert (R.P.J.)
Peter Norrie (P.A.)
Harrie de Poot (H.J.W.)
Herman Prins (H.)
Maarten Putz (M.M.)
Christ van Roovert (C.L.A.)
Maarten Rosenberg (M.F.)
Arnoud Roux de Bezieux (A.)
Jos Rovers (J.A.M.M.)
Cees Schakelaar (C.G.)
Jan Schinkelshoek (J.)
Jan Schonewille (J.)
Hans Siebelink (A.J.F.)
Alison Straszewski (A.M.)
Cees van Tiggelen (C.A.V.)
Wim Timmer (W.J.)
Guido Vos (G.J.)
Willem Wagner (W.)
Alfons de Weerdt (A.L.)
Pieter Wetselaar (P.)
Ruurd Weulen Kranenberg (R.)
Hans van Zanten (J.)

## Directors and management of Group entities

### Interpolis NV
Kick van der Pol (C.), Chairman
Huub Hannen (H.A.J.), Deputy Chairman

### Robeco Groep NV
Géry Daeninck (G.A.M.J.), Chairman
Stefan Bichsel (S.T.)
Jaap van Duijn (J.J.)
Hans van der Koogh (H.H.)

### De Lage Landen International BV
Karel Schellens (C.A.C.M.), Chairman
Ab Gillhaus (A.J.)
Gerard van Kaathoven (G.J.C.M.)
Ronald Slaats (R.A.M.)

### Schretlen & Co NV
Harold Knebel (H.A.J.M.), Chairman
Jan Smits (J.W.M.)
Bert Wenker (G.J.M.)

### Effectenbank Stroeve NV
Cees Haasnoot RBA (C.), Chairman
Nico van den Haak (N.W.), Finance Manager

### Gilde Investment Management BV
Boudewijn Molenaar (B.T.), Chairman
Jan Beukers (J.C.M.)
Toon den Heijer (A.A.)

### Obvion NV
Roy van Diem (R.), Chairman
Gerard Vankan (G.H.G.M.)

### Alex
René Frijters (R.J.A.), Chairman
Henk Wim van Arem (H.W.)
Peter Verhaar (P.F.)

[1] As of 1 April 2003

# Index

# COLOPHON


## Published by
Rabobank Nederland
Communications

## Editors
Lian Bakx, Jan Dost, Marc van de Ven
Sandra van Gils
Andries van der Bruggen (financial statements)

## Art direction and design
Borghouts Design, Haarlem

## Photographs
Frank Tielemans, Witho Worms,
Laila Schoots

## English translation
Ernst & Young Translation Bureau, The Hague

## Internet
Info.nl, Amsterdam
SiteManagement

## Production co-ordination
GPR CommunicatieManagement, Eindhoven

## Prepress
Plantijn Casparie, Eindhoven

## Printers
Plantijn Casparie, Eindhoven

## Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

## Publication
This publication and the separate 'Rabobank Group 2002 Financial Statements and other information' together form the Annual Report, Financial Statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA.

## Filing
After they have been adopted, the 'Rabobank Group 2002 Financial Statements and other information' will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.


## Disclaimer
This Annual Report is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

## Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2002
  (in Dutch and in English);
- 2002 Financial Statements and other information
  (in Dutch and in English);
- Annual Responsibility and Sustainability Report 2002
  (in Dutch and in English, to be published in June 2003)
- Interim Report 2003
  (in Dutch and in English, to be published in September 2003)


For copies of these reports please contact Rabobank Nederland, Communications.
Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 27 58
Fax +31 (0)30 - 216 19 16
E-mail rabocomm@rn.rabobank.nl



All Annual Reports are also available on the Internet: www.rabobankgroep.nl/reports or www.rabobank.com



Rabobank Group



# Financial Statements 2002 and other information

This is a translation of the Dutch Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

This document and the separate publication 'Rabobank Group Annual Report 2002' together form the Annual Report, the Financial Statements and the other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA.

# Contents

## Financial Statements



## Other information

# Consolidated balance sheet

at 31 December 2002 (after profit appropriation)

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash (1) | | 3,807 | | 3,736 |
| Short-term government paper (2) | | 1,813 | | 5,311 |
| Professional securities transactions | 40,053 | | 28,359 | |
| Other banks | 7,176 | | 11,719 | |
| Banks (3) | | 47,229 | | 40,078 |
| Public sector lending | 797 | | 761 | |
| Private sector lending | 212,323 | | 197,262 | |
| Professional securities transactions | 12,132 | | 10,591 | |
| Lending (4) | | 225,252 | | 208,614 |
| Interest-bearing securities (5) | | 71,320 | | 78,680 |
| Shares (6) | | 11,062 | | 12,556 |
| Participating interests (7) | | 184 | | 156 |
| Property and equipment (8) | | 3,870 | | 3,756 |
| Other assets (9) | | 4,519 | | 4,425 |
| Prepayments and accrued income (10) | | 5,664 | | 6,367 |
| **Total assets** | | 374,720 | | 363.679 |

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Liabilities** | | | | |
| Professional securities transactions | 21,808 | | 17,076 | |
| Other banks | 64,078 | | 62,938 | |
| Banks (11) | | 85,886 | | 80,014 |
| Savings | 66,272 | | 63,060 | |
| Professional securities transactions | 6,031 | | 8,485 | |
| Other funds entrusted | 99,329 | | 100,629 | |
| Funds entrusted (12) | | 171,632 | | 172,174 |
| Debt securities (13) | | 61,739 | | 58,514 |
| Other liabilities (14) | | 7,699 | | 12,039 |
| Accruals and deferred income (15) | | 8,218 | | 4,187 |
| Provisions (16) | | 18,338 | | 18,336 |
| | | 353,512 | | 345,264 |
| Fund for general banking risks (17) | 1,679 | | 1,679 | |
| Subordinated loans (18) | 111 | | 52 | |
| Reserves (19) | 14,911 | | 13,030 | |
| Third-party interests (20) | 4,507 | | 3,654 | |
| Group equity | | 21,208 | | 18,415 |
| | | | | |
| **Total liabilities** | | 374,720 | | 363,679 |
| | | | | |
| Contingent liabilities (21) | | 7,655 | | 9,652 |
| Irrevocable facilities (22) | | 27,151 | | 25,674 |

# Consolidated profit and loss account

for 2002

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Income** | | | | |
| Interest income (23) | 18,265 | | 20,042 | |
| Interest expense (24) | 12,874 | | 14,960 | |
| Interest | | 5,391 | | 5,082 |
| Income from securities and participating interests (25) | | 529 | | 517 |
| Commission income (26) | 2,049 | | 1,974 | |
| Commission expense (27) | 254 | | 214 | |
| Commission | | 1,795 | | 1,760 |
| Results on financial transactions (28) | | 285 | | 422 |
| Other income (29) | | 564 | | 653 |
| **Total income** | | 8,564 | | 8,434 |
| **Expenses** | | | | |
| Staff costs (30) | 3,682 | | 3,565 | |
| Other administrative expenses (31) | 1,789 | | 2,032 | |
| Staff costs and other administrative expenses | | 5,471 | | 5,597 |
| Depreciation (32) | | 368 | | 368 |
| Operating expenses | | 5,839 | | 5,965 |
| Value adjustments to receivables (33) | | 500 | | 480 |
| Value adjustments to financial fixed assets (34) | | 252 | | 59 |
| **Total expenses** | | 6,591 | | 6,504 |
| Operating profit before taxation | | 1,973 | | 1,930 |
| Taxation on operating profit (35) | | 514 | | 532 |
| Operating profit/Group profit after taxation | | 1,459 | | 1,398 |
| Third-party interests (36) | | 209 | | 192 |
| **Net profit** | | 1,250 | | 1,206 |

# Cash flow statement

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Cash flow from operational activities** | | | | |
| Operating profit/Group profit after taxation | | 1,459 | | 1,398 |
| Adjustments for: | | | | |
| - depreciation | 368 | | 368 | |
| - value adjustments to receivables | 500 | | 480 | |
| - value adjustments to financial fixed assets | 252 | | 59 | |
| - movements in technical reserves relating to the insurance business | 939 | | 1,439 | |
| - movements in other provisions | (937) | | (19) | |
| - movements in accrued and deferred items | 4,734 | | (2,591) | |
| | | 5,856 | | (264) |
| Cash flow from business operations | | 7,315 | | 1,134 |
| | | | | |
| Movements in short-term government paper | 3,498 | | 2,051 | |
| Movements in securities trading portfolio | 3,340 | | 198 | |
| Movements in securitised loans | (154) | | 159 | |
| Movements in banks | (675) | | (4,294) | |
| Movements in lending | (17,138) | | (17,428) | |
| Movements in funds entrusted | (542) | | 25,469 | |
| Other movements from operational activities | (469) | | (8,793) | |
| | | (12,140) | | (2,638) |
| **Net cash flow from operational activities** | | (4,825) | | (1,504) |
| | | | | |
| **Cash flow from investing activities** | | | | |
| Investments and purchases | | | | |
| - investment portfolios | (22,495) | | (35,864) | |
| - participating interests | (126) | | (39) | |
| - tangible fixed assets | (802) | | (869) | |
| | | (23,423) | | (36,772) |
| Disposals, redemptions and sales | | | | |
| - investment portfolio | 23,801 | | 29,676 | |
| - participating interests | 136 | | 457 | |
| - tangible fixed assets | 333 | | 202 | |
| | | 24,270 | | 30,335 |
| **Net cash flow from investing activities** | | 847 | | (6,437) |
| | | | | |
| **Cash flow from financing activities** | | | | |
| Rabobank Membership Certificates | | 1,575 | | 1,384 |
| Movements in subordinated loans | | 59 | | (1) |
| Movements in debt securities | | 3,225 | | 8,627 |
| Payment on Rabobank Membership Certificates and Trust Preferred Securities | | (206) | | (122) |
| **Net cash flow from financing activities** | | 4,653 | | 9,888 |
| | | | | |
| **Net cash flow** | | 675 | | 1,947 |

The cash flow statement provides a summary of the net movements in operational, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

# Notes

## Basis of consolidation

The consolidated financial statements of Rabobank Group include the financial information of Rabobank Nederland and the local member banks, as well as the financial information of other group companies. The assets, liabilities and results of these companies are consolidated in full. Third-party interests are disclosed separately. Joint ventures are included in the consolidated financial statements in proportion to the Bank's share. Account balances between the banking activities and the insurance activities are eliminated insofar as they arise from financing activities.

The consolidated financial statements form part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA ('Rabobank Nederland') and are referred to as the financial statements of Rabobank Group.
The difference between the equity and results as presented in the financial statements of Rabobank Group and in the financial statements of Rabobank Nederland can be attributed to the equity and results of the local member banks affiliated to Rabobank Nederland, Rabohypotheekbank NV and Onderlinge Waarborgmaatschappij Rabobanken BA.
The financial statements have been drawn up in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Unless otherwise stated, all amounts disclosed in these notes are in millions of euros.

## Changes in classification and accounting policies with effect from 2002

At 1 January 2002 a change in accounting policy for pension charges relating to defined benefit pension schemes was introduced. Under the policy that applied until 31 December 2001, the contributions set annually based on the financing agreements were taken to the profit and loss account of Rabobank Nederland. This policy resulted in highly fluctuating pension charges in the financial statements. The new policy is based on the accrual of pension rights rather than the financing agreements and results in more stable pension charges calculated on the basis of pensionable earnings. The new 'dynamic contribution policy' takes account of estimates of a number of future economic factors, such as pay increases, indexations, investment returns and developments in the client base.

Owing to the change in accounting policy, EUR 1,884 million was charged to other reserves of Rabobank Nederland at 1 January 2002 and simultaneously a provision for pensions of EUR 2,894 million was formed and a deferred tax asset of EUR 1,010 million was recognised. These amounts are higher than those stated in the 2001 financial statements, which related only to pensions administered by Stichting Pensioenfonds Rabobankorganisatie. Other comparable pension schemes are now also included in the calculations, which used more up-to-date information and assumptions.

The comparative figures for 2001 in this Annual Report have been restated accordingly. Other assets have been increased by EUR 60 million and provisions by EUR 2,163 million, and other liabilities have been reduced by EUR 219 million. Staff costs (pension charges) for 2001 have been increased by EUR 131 million. Taking the tax burden into account, the net effect on the result is EUR 85 million.

Other prior-year figures have been reclassified where necessary for comparative purposes. These reclassifications have no effect on results or equity.

## Recognition of financial instruments in the balance sheet

A financial asset or a financial liability is included in the balance sheet as from the moment that the Group is entitled to the benefits or is committed to the obligations arising from the contractual provisions of the financial instrument. From the moment that these conditions are no longer met, a financial instrument is no longer included in the balance sheet. Financial assets and liabilities are netted off in the balance sheet if the Group is allowed to do so on the basis of legal or contractual provisions and has the intention to offset these assets and liabilities or to settle them simultaneously.

## Accounting policies

### General

These financial statements have been prepared under the historical cost convention. Departures, if any, from historical cost rules are mentioned separately. All assets are carried net of such diminutions in value as is deemed necessary. The addition to the item value adjustments to receivables is determined on a dynamic basis. The accounting policies applied by Interpolis NV are in accordance with the reporting requirements for insurance companies.

Premiums and discounts are included under prepayments and accrued income or under accruals and deferred income as appropriate, and are amortised over the term to maturity of the items concerned.

### Derivatives

Derivative contracts relating to trading activities are included at their market value in the balance sheet, under prepayments and accrued income or under accruals and deferred income as appropriate. Changes in these market values are accounted for in the profit and loss account. The market value of derivative contracts relating to trading activities is determined taking into account the costs of eliminating market risk, the expected credit risk and administrative expenses, cash adjustments and adjustments resulting from market developments.

Interest rate contracts relating to trading activities are stated at market value based on the spot price ruling at the balance sheet date. Gains and losses on these contracts are accounted for under results on financial transactions. Other interest rate contracts are valued in line with the underlying assets and liabilities. Gains and losses are accounted for under interest in proportion to the expired term.

Foreign exchange contracts relating to borrowing and lending transactions are carried at the spot price ruling at the balance sheet date. Gains and losses resulting from these transactions are accounted for under interest in proportion to the term to maturity. Other foreign exchange contracts are carried at the market price for the remaining term ruling at the balance sheet date. Realised and unrealised exchange differences are taken to results on financial transactions. Other contracts are carried at market value.

### Foreign currency

Participating interests denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences that have not been hedged are taken to reserves. Other assets and liabilities denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences are taken to results on financial transactions.

Assets, liabilities and results of the insurance business denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences on assets and liabilities are taken direct to reserves insofar as they are for the Group's own account and risk.

### Leasing

Amounts receivable on leases of movable and immovable property are included in the balance sheet under lending and banks. The value of rights acquired under techno-lease agreements is included under lending. Net income from lease contracts is taken to the profit and loss account under interest income.

## Short-term government paper, interest-bearing securities and shares

### Investment portfolio

The investment portfolio consists of securities forming part of fixed assets and held as investments in accordance with Rabobank policy. Bonds and other interest-bearing securities are carried at redemption value. The difference between redemption value and cost is accounted for under prepayments and accrued income or accruals and deferred income as appropriate and taken to interest income over the term of the securities concerned.

Bonds and other interest-bearing securities for which all or most of the interest income is received at the time of redemption are carried at cost rather than at redemption value. The value of these items is increased by a proportional part of the difference between cost and redemption value for the remaining time to maturity, calculated on the basis of compound interest. This increase is accounted for as interest income.

Gains and losses on the sale of bonds and other interest-bearing securities are taken to reserves, taking into account deferred taxation, and recognised as interest income over the remaining term to maturity of those securities. Gains and losses on securities sold on account of a structural reduction of the investment portfolio are taken direct to interest income.

Transfers of bonds and other interest-bearing securities from the investment portfolio to the trading portfolio, and vice versa, are made at market value. Resulting gains and losses are accounted for in the same manner as gains and losses on sales of either investment portfolio or trading portfolio securities, as appropriate.

Shares and other variable-yield securities listed on a stock exchange are carried at year-end market value; those not listed are carried at estimated realisable value. Resulting unrealised differences in value are taken to a revaluation reserve, taking into account deferred taxation. Unrealised differences in the value of hedging contracts are treated in the same manner. Realised price differences are taken to the profit and loss account under income from securities and participating interests. Unrealised losses that cannot be charged to the revaluation reserve are taken to the profit and loss account under value adjustments to financial fixed assets.

In respect of investments made by the insurance business in land and buildings, shares and convertible bonds, a structural total return is recognised in the profit and loss account. The total return consists of the direct return realised (net rental income and dividends) and an indirect return. The total return is calculated by multiplying the average return realised on the investments in the past 30 years by the average value of the investments in the past seven years. The indirect return is calculated as the difference between the total return and the direct return. The indirect return is released from the revaluation reserve. Releases from the revaluation reserve are made insofar as the reserve is positive.

The accounting policy for investments in separate investment funds (insurance business) is the same as the policy described above, except for unrealised differences in value on investments in shares and other variable-yield securities, which are accounted for in the provision for price differences third parties. Realised price gains and losses are taken direct to the profit and loss account. Other investments for the account and risk of policyholders are carried at market value, increased with accrued interest where appropriate. Realised and unrealised differences in value are taken to the profit and loss account.

### Trading portfolio

The trading portfolio is carried at market value or estimated realisable value at the balance sheet date. Valuation differences relating to the trading portfolio are accounted for under results on financial transactions.
Repurchased own bonds and other interest-bearing securities for resale are carried at the lower of cost and market value.
The market value is determined taking into account the costs of eliminating market risk, the expected credit risk and administrative expenses, cash adjustments and adjustments resulting from market developments.

### Certificates of deposit and commercial paper

Certificates of deposit and commercial paper qualifying as loans and advances are carried at face value. If they do not qualify as such, they are valued in the same way as bonds and other interest-bearing securities.

### Temporary other investments

Temporary other investments are carried at market value determined individually for each investment. The resulting positive differences in value in relation to cost are taken to the revaluation reserve. Decreases in the revaluation reserve due to disposals are released to the profit and loss account. Downward value adjustments and reversals of them are taken to the profit and loss account under value adjustments to financial fixed assets.

## Participating interests

Participating interests over whose commercial and financial policy Rabobank exercises significant influence are carried at net asset value based on the latest financial information available. Rabobank's share in the results of participating interests is taken to the profit and loss account under income from securities and participating interests.

Other participating interests are carried at current cost. The resulting positive differences in value in relation to cost are taken to the revaluation reserve for participating interests. Decreases in the revaluation reserve due to disposals are released to the profit and loss account. Downward value adjustments, as well as reversals of them, are accounted for under value adjustments to financial fixed assets, insofar as no reserve has been formed for this. Dividends received from other participating interests are taken to the profit and loss account under income from securities and participating interests.

Results of foreign offices denominated in foreign currencies are translated at the average rates for the financial year. Resulting translation differences are taken to the revaluation reserve.

Goodwill, being the difference between the cost and net asset value of participating interests, is charged direct to other reserves in the year of acquisition. Negative goodwill on the acquisition of participating interests is taken direct to the revaluation reserve. The revaluation reserve is transferred evenly to other reserves and in proportion to the gains accruing on the participating interests concerned.

## Property and equipment

### Property in use by the Bank

Bank buildings are carried at current cost, derived from their replacement value based on continuity and functionality. This replacement value is arrived at by means of regular appraisals, so that each building is appraised at least once every ten years. The current cost of buildings not appraised in the year under review is adjusted based on the building industry index.

Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. The current cost is depreciated on a straight-line basis over an expected useful economic life of at most 40 years. Bank buildings under construction are carried at cost. No depreciation is charged while work is in progress.

Buildings due to be sold are stated at their appraised realisable value. Lump-sum ground rent of land held on long lease is capitalised and written off over a period not exceeding 40 years.

### Property not in use by the Bank

Buildings not in use by the Bank are carried at current cost, i.e. at their net realisable value. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Downward value adjustments that cannot be absorbed by the revaluation reserve are accounted for under depreciation.

Immovable property acquired under foreclosure is carried at the lower of cost and net realisable value. Construction projects in progress are carried at the lower of cost and net realisable value, net of payments received on account.

### Property relating to the insurance business

All land and buildings are carried at current cost, i.e. the estimated private sale value, taking into account the expected return on investment and the nature and location of the property. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Buildings under construction are carried at the direct all-inclusive building costs incurred up to the balance sheet date, plus the contractual obligations entered into and net of any expected decrease in value upon delivery. Land and buildings are not depreciated.

### Equipment

Equipment is carried at cost and depreciated evenly over the estimated useful lives of the items concerned.

## Debt securities

### Borrowings

Borrowings for which all or most of the interest charges are paid at the time of redemption are carried at their principal, plus a proportional part of the difference between the principal and redemption value for the remaining time to maturity, calculated on the basis of compound interest. The increase is accounted for in the profit and loss account under interest expense.

## Provisions

### Provision for pensions

The provision for pension obligations under defined benefit pension schemes is determined according to a method that calculates the discounted value of the pension obligations on the basis of the number of years of active service until the balance sheet date, the estimated salary at the expected date of termination of employment, indexation and the market rate of interest on high-quality bonds already being traded. To spread the pension charges evenly over the years, the expected return on the investments is incorporated in the calculations. Differences between the expected and actual return on the investments, as well as any actuarial adjustments, are not taken to the profit and loss account, unless the cumulative total of these differences and adjustments exceeds 10% of the larger of the obligations under the pension scheme and the fair value of the corresponding investments. The portion that exceeds this limit is taken to the profit and loss account over the future working lives of the scheme members. The estimates of future factors are based on long-term studies carried out by Rabobank Group. These estimates are by definition uncertain and are therefore tested regularly and adjusted as necessary.

### Provision for deferred taxation

The provision is formed for deferred tax liabilities resulting from timing differences and is stated at its discounted value. In the insurance business, the provision is stated at non-discounted value and is calculated taking into account the reserves recognised for tax purposes. Deferred tax assets are recognised only insofar as they are likely to crystallise.

### Technical reserves relating to the insurance business

Unearned premium reserve

The unearned premium reserve relates to non-life insurance only and represents the unearned portion of premiums written. The reserve includes the ageing provisions for disability and sickness benefits policies.

Provision for life insurance
Life insurance liabilities are calculated in accordance with the net method on the basis of recent mortality tables and a discount rate of predominantly 4%. For life insurance policies concluded after 1 August 1999, a discount rate of 3% is used. The discount rate used for underwriting liabilities relating to savings mortgages is equal to the interest rate on the mortgage loan linked to the insurances. The provision is stated net of capitalised interest rate rebates and net of capitalised new-business commission incurred on life insurance policies with renewal premiums paid at regular intervals. Capitalised interest rate rebates on policies for which Interpolis bears the full investment risk are amortised to the profit and loss account evenly over a period of ten years. For policies for which Interpolis bears virtually no investment risk, amortisation is over the full term of the policy. This provision includes profit guarantees calculated according to actuarial principles.

Outstanding claims reserve
The outstanding claims reserve is formed for outstanding claims, including claims incurred but not yet reported in previous financial years. The reserve is either specific or estimated on the basis of claims experience, and includes claims handling expenses payable. The portion of the reserve for disability insurance claims is calculated on the basis of actuarial claims accrual factors, using a discount rate of 4%. For claims reported after 1 January 2001 a discount rate of 3% is used.

Provision for insurance for which policyholders bear the investment risk
The provision for these liabilities, insofar as the underlying investments are held in separate investment funds, is calculated in the same way as the provision for life insurance business.

The provisions for other insurances for which policyholders bear the investment risk are calculated in accordance with the carrying value of the underlying investments.

Other technical reserves
Other technical reserves include a reserve for catastrophe risks in the non-life business. The addition to the reserve is based on the expected cost of external reinsurance cover. Amounts are released from the reserve if the total loss relating to catastrophe risks on an annual basis exceeds a pre-defined limit. Different limits have been set for the various sectors.

## Other provisions

Other provisions, banking activities
During the term of the Collective Labour Agreement (CLA), employees who meet the CLA requirements can opt for early retirement at or around the age of 60. A provision has been formed for employees who might opt for the Voluntary Early Retirement Scheme. The provision is calculated actuarially, using an average market rate of interest for all employees meeting the criteria and who are likely to make use of the scheme. All other provisions are carried at their non-discounted value.

Other provisions, insurance business
The provision for price differences third parties relates to unrealised price differences, as at the balance sheet date, on investments in property and shares of separate investment funds. Results realised on the sale of property and shares are taken to the profit and loss account. The provisions for staff non-activity schemes include a provision for early retirement. The provision represents the present value of staff costs to be incurred during the period of early retirement. A discount rate of 4% is used to calculate the provision. For staff covered by the CLA for the insurance business, a new pension scheme was introduced on 1 January 2000. Under the new scheme, the retirement age for field staff is 61 and for office staff, 62. The provision for the early retirement of these employees only applies therefore to benefits in the course of payment at 1 January 2000 and benefits falling under the transition arrangement included in the CLA for the insurance business.

## Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. These risks include risks arising on account of unforeseeable and therefore unquantifiable expenses, such as large misappropriations of funds, nationalisation, et cetera, on the one hand and expenses resulting from large, exceptional setbacks relating to lending, interest rates, currencies, et cetera, on the other. Movements in the fund are accounted for separately in the profit and loss account. Expenses absorbed by amounts released from the fund are accounted for under the related items in the profit and loss account. Movements in the fund are taken into account in determining the tax charge. The fund is presented in the balance sheet net of deferred tax assets.

## Income and expenses

Interest, commission and other income are recognised in the financial year to which they relate. Interest and commission due which are doubtful of collection are not recognised as income. This applies in particular to unpaid interest and commission on loans and advances whose value has been adjusted because of a debtor's expected or actual default. The same applies to the unpaid portion of interest and commission on those loans and advances whose value has been adjusted on account of country risks. In determining the costs, allowance is made for accrued and deferred items. In calculating the tax charge, allowance is made for the current tax relief facilities, and their interpretations, including additions to the item value adjustments to receivables and to the fund for general banking risks, which are taken into account in full.
Depreciation is charged in accordance with the notes to the item property and equipment.

# Notes to the consolidated balance sheet

(in EUR millions)

## 1 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where Rabobank Group is represented, as well as a balance with the Dutch Central Bank under its minimum reserve policy.

## 2 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with central banks in the country of origin.
At cost: EUR 1,808 (5,306) million.
At market value: EUR 1,809 (5,300) million.

## 3 Banks

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.
The total amount includes amounts receivable on lease contracts of EUR 94 (87) million, and assets transferred under sale and repurchase transactions of EUR 8,928 (9,904) million.
EUR 2 (-) million is not readily available, as it has been pledged as security.

## 4 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to clients other than banks.

| | 2002 | 2001 |
|---|---|---|
| This item can be broken down as follows: | | |
| - Public sector lending | 797 | 761 |
| - Private sector lending (corporate clients) | 111,382 | 106,885 |
| - Private sector lending (private individuals) | 102,665 | 92,077 |
| - Professional securities transactions | 12,132 | 10,591 |
| - Provisions for doubtful debts and country risks | (1,724) | (1,700) |
| **Total lending** | 225,252 | 208,614 |

| | | |
|---|---|---|
| This item includes: | | |
| - Loans and advances to participating interests | 20 | 20 |
| - Subordinated loans and advances to participating interests | 121 | - |
| - Other subordinated loans and advances | 129 | 6 |
| - Amounts receivable on lease contracts | 11,228 | 10,417 |
| Of which operating lease contracts | 2,945 | 2,810 |
| - Loans and advances guaranteed by public authorities | 7,830 | 5,269 |
| - Mortgages guaranteed by public authorities | 9,062 | 8,233 |
| - Other mortgages | 130,728 | 117,431 |
| Total home mortgages | 99,762 | 88,307 |
| Assets transferred under sale and repurchase transactions | 15,373 | 5,102 |
| Breakdown of private sector lending by industry sector: | | |
| - Agricultural sector | 15% | 15% |
| - Trade, industry and the services sector | 39% | 40% |
| - Private individuals | 46% | 45% |

## Movements in provisions for doubtful debts and country risks

| | 2002 | 2001 |
|---|---|---|
| Balance at 1 January | 1,753 | 1,646 |
| Addition | 500 | 480 |
| Amounts charged to the provisions | (460) | (430) |
| Other movements, including currency translation differences | (8) | 57 |
| **Balance at 31 December** | 1,785 | 1,753 |

EUR 1,724 (1,700) million relates to lending, while the remainder of the balance relates to banks, interest-bearing securities and off-balance-sheet items.

## Analysis by business unit

Movements in provisions for doubtful debts and country risks of the relevant business units.

| 2002 | Retail banking | Wholesale banking | Asset management | Leasing |
|---|---|---|---|---|
| Balance at 1 January | 935 | 722 | 5 | 89 |
| Addition | 165 | 266 | - | 68 |
| Amounts charged to the provisions | (94) | (289) | - | (77) |
| Other | 15 | (16) | (4) | (1) |
| Balance at 31 December | 1,021 | 683 | 1 | 79 |
| Impaired loans | 1,579 | 2,215 | 1 | 345 |

| 2001 | Retail banking | Wholesale banking | Asset management | Leasing |
|---|---|---|---|---|
| Balance at 1 January | 858 | 674 | 13 | 100 |
| Addition | 150 | 268 | 1 | 60 |
| Amounts charged to the provisions | (90) | (255) | (10) | (75) |
| Other | 17 | 35 | 1 | 4 |
| Balance at 31 December | 935 | 722 | 5 | 89 |
| Impaired loans | 1,448 | 2,156 | 6 | 320 |

## Risk on non-OECD countries

| | In Europe | In Africa | In Latin America | In Asia/ Pacific | Total | As a % of total assets |
|---|---|---|---|---|---|---|
| Economic country risk (excluding derivatives) [1] | 531 | 284 | 3,118 | 4,334 | 8,267 | 2.2% |
| Risk-reducing components: | | | | | | |
| Loans and advances granted in local currency | 397 | 14 | 698 | 1,029 | 2,138 | |
| Third-party coverage of country risk | 54 | 48 | 1,185 | 857 | 2,144 | |
| Deduction for transactions with lower risk | 42 | 87 | 452 | 316 | 897 | |
| Net exposure before provisions | 38 | 135 | 783 | 2,132 | 3,088 | 0.8% |

| | | | | | | As a % of total assets |
|---|---|---|---|---|---|---|
| Total provisions for economic country risk | 3 | 6 | 87 | 154 | 250 | 14.0% |

1 Total assets, plus guarantees issued and unused committed credit facilities

## 5 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

| | 2002 | 2001 |
|---|---|---|
| Interest-bearing securities of | | |
| - Public authorities | 38,644 | 49,052 |
| - Other issuers | 32,676 | 29,628 |
| **Total interest-bearing securities** | 71,320 | 78,680 |

| | | |
|---|---|---|
| This item can be broken down as follows: | | |
| - Investment portfolio | 40,946 | 44,955 |
| - Trading portfolio | 29,264 | 32,769 |
| - Securitised loans | 1,110 | 956 |
| | 71,320 | 78,680 |
| The portfolio includes: | | |
| - Securities issued by group companies | 115 | 265 |
| - Subordinated securities | - | 5 |
| Listed securities | 58,485 | 65,108 |
| Unlisted securities | 12,835 | 13,572 |
| Falling due next year | 6,878 | 14,529 |
| Given on loan | 242 | 28 |
| Amount not readily available (pledged as security) | 1,454 | 6,269 |
| Assets transferred under sale and repurchase transactions | 4,219 | 10,798 |
| Investment portfolio at cost | 41,802 | 45,638 |
| Trading portfolio at cost | 29,351 | 32,767 |

| | | |
|---|---|---|
| Movements in the investment portfolio: | | |
| Balance at 1 January | 44,955 | 40,277 |
| Purchases | 19,740 | 31,218 |
| Sales and redemptions | (21,388) | (27,030) |
| Currency translation differences and other movements | (2,361) | 490 |
| **Balance at 31 December** | 40,946 | 44,955 |

## 6 Shares

This item consists of shares and other variable-yield securities, and temporary other investments.

| | 2002 | 2001 |
|---|---|---|
| This item can be broken down as follows: | | |
| - Investment portfolio | 8,293 | 9,709 |
| - Trading portfolio | 2,458 | 2,539 |
| - Client options | 311 | 308 |
| **Total** | 11,062 | 12,556 |

| | | |
|---|---|---|
| Of which listed | 5,100 | 5,935 |
| Of which unlisted | 5,962 | 6,621 |
| Trading portfolio at cost | 2,072 | 2,329 |
| Temporary other investments included in total | 4,817 | 5,301 |

Movements in the investment portfolio:

| | 2002 | 2001 |
|---|---|---|
| Balance at 1 January | 9,709 | 7,979 |
| Addition as a result of changes in accounting policies | - | 167 |
| Purchases | 2,755 | 4,646 |
| Sales | (2,413) | (2,646) |
| Revaluation | (35) | (378) |
| Changes in value and reversals | (251) | (59) |
| Other movements | (1,472) | - |
| **Balance at 31 December** | 8,293 | 9,709 |
| | | |
| Total revaluations | 36 | 268 |
| Total diminutions in value | 657 | 65 |

Other movements include changes in the value of investments for which policyholders bear the investment risk, and currency translation differences.

Client options relate to long positions in listed options held by Rabobank Nederland for the account and risk of its clients. These options are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities.

## Breakdown of investment and trading portfolios

| | 2002 | 2001 |
|---|---|---|
| Investment portfolios | | |
| Dutch government | 4,562 | 5,983 |
| Other OECD states | 20,433 | 29,817 |
| Mortgage-backed securities | 4,947 | 4,829 |
| Other interest-bearing securities | 12,817 | 9,637 |
| **Total interest-bearing securities and short-term government paper** | 42,759 | 50,266 |
| Shares | 8,293 | 9,709 |
| **Total investment portfolios** | 51,052 | 59,975 |
| | | |
| Trading portfolios | | |
| Dutch government | 2,597 | 2,524 |
| Other OECD states | 24,081 | 25,628 |
| Other interest-bearing securities | 2,586 | 4,617 |
| **Total interest-bearing securities** | 29,264 | 32,769 |
| Shares | 2,458 | 2,539 |
| **Total trading portfolios** | 31,722 | 35,308 |

## 7 Participating interests

This item represents the interests held in participating interests.

| | 2002 | 2001 |
|---|---|---|
| Participating interests, of which: | | |
| - Credit institutions | 8 | 8 |
| - Other | 176 | 148 |
| **Total participating interests** | 184 | 156 |

| | | |
|---|---|---|
| Movements in participating interests: | | |
| Balance at 1 January | 156 | 567 |
| Investments | 126 | 39 |
| Disposals | (136) | (457) |
| Profit for the year | 53 | 34 |
| Revaluation and other movements | (15) | (27) |
| **Balance at 31 December** | 184 | 156 |

| | | |
|---|---|---|
| Total revaluations | 53 | 21 |
| Total diminutions in value | 56 | 14 |
| The capital commitments amount to some EUR 36 (165) million. | | |

## 8 Property and equipment

This item consists of buildings and land, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Group, such as fixed assets acquired under foreclosure.

| | 2002 | 2001 |
|---|---|---|
| Land and buildings in own use | 2,490 | 2,386 |
| Other land and buildings | 751 | 696 |
| Equipment | 629 | 674 |
| **Total property and equipment** | 3,870 | 3,756 |

| | | |
|---|---|---|
| Of which leased | - | 41 |
| Capital commitments | 147 | 140 |

| Movements in property and equipment | Land and buildings in own use | Other land and buildings | Equip-ment | Total |
|---|---|---|---|---|
| Net book value at 1 January | 2,386 | 696 | 674 | 3,756 |
| Additions | 296 | 236 | 270 | 802 |
| Disposals | (84) | (195) | (54) | (333) |
| Revaluation | 8 | 11 | - | 19 |
| Depreciation and diminutions in value | (115) | 6 | (252) | (361) |
| Exchange differences | (1) | (3) | (9) | (13) |
| **Net book value at 31 December** | 2,490 | 751 | 629 | 3,870 |
| Total revaluations | 294 | 99 | - | 393 |
| Total depreciation and diminutions in value | 1,060 | 19 | 1,301 | 2,380 |

## 9 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading.

Amounts receivable, other than prepayments and accrued income, included under this heading amount to EUR 3,817 (3,836) million. This item also includes a tax receivable of EUR 347 (603) million in respect of corporate income tax and a deferred tax asset of EUR 187 (560) million with a non-discounted value of EUR 142 (519) million.

## 10 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed.

## 11 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans, of which debts secured by assets amount to EUR 21,808 (19,609) million.

## 12 Funds entrusted

This item consists of funds entrusted by clients other than debt securities. Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.

This item includes funds entrusted by participating interests of EUR - (145) million and funds entrusted secured by assets of EUR 6,039 (8,544) million.

## 13 Debt securities

This item relates to non-subordinated bonds and other interest-bearing securities, such as certificates of deposit.

## 14 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

## 15 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable. It also includes obligations representing accrued holiday entitlements and additional leave days.

## 16 Provisions

This item represents provisions formed for the equalisation of costs originating in the year under review or prior years, but to be incurred in future years, evenly over a number of years. It also includes best estimates of obligations and losses existing at the balance sheet date, the extent of which is still uncertain.

| | 2002 | 2001 |
|---|---|---|
| Provision for pensions | 1,662 | 2,415 |
| Provision for deferred taxation | 206 | 250 |
| Technical reserves relating to the insurance business | 15,435 | 14,496 |
| Other provisions | 1,035 | 1,175 |
| **Total provisions** | 18,338 | 18,336 |

## Provision for deferred taxation

The non-discounted value of deferred taxation amounted to EUR 206 (250) million.

## Provision for pensions

Weighted average of principal actuarial assumptions used in the valuation of these provisions at 31 December (% per annum):

| | 2002 | 2001 |
|---|---|---|
| Discount rate | 4.75 | 4.75 |
| Expected salary accrual rate | 3.50 | 3.50 |
| Index of consumer price inflation | 2.75 | 2.75 |

The expected return on investments to cover pension obligations was 7.5% in 2002. The actual return in 2002 was negative and approximately 9%.

| The provision for pensions at 1 January 2002 can be broken down as follows: | |
|---|---|
| Obligations arising from defined benefit pension schemes | 7,355 |
| Fair value of the investments | 4,461 |
| Adjustment due to change in accounting policy | 2,894 |
| Prepayments to the pension fund in 2001 | (500) |
| | 2,394 |
| Other pension obligations (defined contribution schemes) | 21 |
| **Balance at 1 January 2002** | 2,415 |

The fair value of the investments at 31 December 2002 amounted to EUR 5,351 million.

| | 2002 |
|---|---|
| Movements in the provision for pensions can be summarised as follows: | |
| Defined benefit pension schemes | |
| Balance at 1 January | 2,394 |
| Addition charged to the profit and loss account | 174 |
| Payments to pension funds | (924) |
| **Balance at 31 December** | 1,644 |
| Defined contribution schemes | |
| Balance at 1 January | 21 |
| Movements | (3) |
| **Balance at 31 December** | 18 |

## 17 Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. *The fund is stated net of deferred tax assets.*

| | 2002 | 2001 |
|---|---|---|
| Movements in the fund for general banking risks: | | |
| Balance at 1 January | 1,679 | 1,666 |
| Tax | - | 13 |
| **Balance at 31 December** | 1,679 | 1,679 |

The movement in 2001 was attributable to the adjustment of the Dutch corporate income tax rate in 2002.

## 18 Subordinated loans

This item relates to loans, whether or not in the form of debt securities, which, in the event of liquidation, rank for payment after all the Bank's other debts existing at that time. These subordinated loans include loans with regard to Weiss, Peck & Greer LLC, Roparco NV, Effectenbank Stroeve NV and ACC Bank.

The subordinated debt of Weiss, Peck & Greer LLC consists of two loans.
The first loan amounts to USD 5 million, falls due in 2006 and bears interest at 7.72%. The second loan amounts to USD 10 million, falls due in 2008 and bears interest at 8.81%. Interest charged to the year under review amounted to USD 0.5 million and USD 0.9 million respectively. Repayment ahead of schedule is possible subject to certain conditions.

The subordinated debt of Roparco NV is a loan of EUR 26.3 million bearing interest at a variable rate, which averaged 5.25% in 2002. The loan is open-ended, subject to a notice period of five years. The subordination can be lifted only after written approval from the Dutch Central Bank.
Interest charged to the year under review amounted to EUR 1.4 million.

Effectenbank Stroeve NV has a subordinated debt consisting of two loans, namely a EUR 2.3 million loan bearing interest at 6.25% that will be repaid in 2009 and a EUR 2.3 million loan bearing interest at 6% that will be repaid in 2008. Interest charged to the year under review amounted to EUR 0.1 million and EUR 0.1 million respectively.

The subordinated debt of ACC Bank is a loan of EUR 63 million bearing interest at a variable rate. The loan matures in 2008. Interest charged to the year under review amounted to EUR 0.1 million.

## 19 Reserves

| | 2002 | 2001 |
|---|---|---|
| Reserves can be broken down as follows: | | |
| Revaluation reserves | 246 | 417 |
| Other reserves | 10,164 | 9,687 |
| Rabobank Membership Certificates | 3,851 | 2,276 |
| Trust Preferred Securities | 650 | 650 |
| | 14,911 | 13,030 |
| Movements in reserves: | | |
| Revaluation reserves | | |
| Balance at 1 January | 417 | 407 |
| Movement as a result of changes in accounting policies | - | 354 |
| Revaluation | (152) | (117) |
| Transferred to other reserves | (13) | (10) |
| Released to profit and loss account | (6) | (217) |
| **Balance at 31 December** | 246 | 417 |

This item includes the revaluation reserves for immovable property, shares and participating interests.

| | | |
|---|---|---|
| Other reserves | | |
| Balance at 1 January | 9,687 | 11,159 |
| Movement as a result of changes in accounting policies | - | (306) |
| Transferred from revaluation reserves | 13 | 10 |
| Goodwill | (635) | (526) |
| Other movements | 55 | 65 |
| Profit appropriation | 1,044 | 1,169 |
| **Balance at 31 December** | 10,164 | 11,571 |
| Change in accounting policy for pensions | - | (1,799) |
| Net effect of change in accounting policy for pensions | - | (85) |
| Balance at 31 December after changes in accounting policies | 10,164 | 9,687 |

Owing to the change in accounting policy, at 1 January 2002 EUR 1,884 million was charged to other reserves of Rabobank Nederland and simultaneously a provision for pensions of EUR 2,894 million was formed and a deferred tax asset of EUR 1,010 million was recognised.

Significant equity interests acquired in 2002:
- Bank Sarasin & Cie, Switzerland
- Boston Partners Asset Managers, United States
- ACC Bank, Republic of Ireland
- Valley Independent Bank, United States
- Transtrend, Netherlands
- Sage Capital Management, United States

The goodwill paid amounted to EUR 635 million.

| | | |
|---|---|---|
| Rabobank Membership Certificates | | |
| Balance at 1 January | 2,276 | 892 |
| Issued | 1,575 | 1,384 |
| **Balance at 31 December** | 3,851 | 2,276 |

In 2000, Rabobank Ledencertificaten N.V. (RLC), a group company of Rabobank Nederland, issued 40 million shares. The total proceeds of this issue amounted to EUR 1,000 million. In 2000, RLC granted Rabobank Nederland a EUR 900 million deep subordinated loan with a term of 31 years. In 2001, RLC issued an additional 60 million shares. The total proceeds of this issue amounted to EUR 1,575 million. In 2001, RLC granted Rabobank Nederland a EUR 1,350 million deep subordinated loan with a term of 30 years. In 2002, RLC II issued an additional 17 million shares. The total proceeds of this issue amounted to EUR 1,747 million. In 2002, RLC II granted Rabobank Nederland a EUR 1,487 million deep subordinated loan with a term of 32 years.
As at year-end 2002, the number of shares held by members and employees was 97,972,359 (97,688,468) with a net asset value of EUR 2,520 (2,515) million and 16,410,074 shares with a net asset value of EUR 1,641 million.
Subject to the prior written permission of the Dutch Central Bank, the loan may be repaid ahead of schedule on 29 June 2006 and every subsequent 29 June.
Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no dividend is paid if the consolidated profit and loss account shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised as reserves in proportion to the number of shares held by members and employees. As a result, dividend payments are accounted for in the profit appropriation.

Trust Preferred Securities
In 1999, 26 million 7% non-cumulative Trust Preferred Securities (financing preference shares) were issued via Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland, raising total proceeds of EUR 650 million.
As from 31 December 2004, the Bank has the right, after receiving prior written approval from the Dutch Central Bank, to repurchase the financing preference shares on each dividend payment date.
Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis and since in principle no divided is paid if the consolidated profit and loss account shows a loss for any financial year, the issue proceeds are recognised as reserves. As a result, dividend payments are accounted for in the profit appropriation.

## 20 Third-party interests

This item relates to the share held by third parties in the capital of subsidiaries and other group companies.

| | 2002 | 2001 |
|---|---|---|
| Balance at 1 January | 3,654 | 3,151 |
| Currency translation differences | (270) | 57 |
| Other movements | 1,123 | 446 |
| **Balance at 31 December** | **4,507** | 3,654 |

Other movements relate principally to the balance of shares issued and redeemed.

## Solvency

The main capital ratio requirements set by the Dutch Central Bank are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare the Bank's total capital (Tier I and Tier II) and core capital (Tier I) with total risk-weighted assets and off-balance-sheet items and the market risk of the trading portfolios. The minimum requirement for total capital and core capital as a percentage of risk-weighted assets is 8% and 4% respectively. The following table shows the capital available to the Bank and the minimum capital required by the supervisory authorities.

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Tier I and Tier II capital can be broken down as follows: | | | | |
| Other reserves | | 10,164 | | 9,687 |
| Fund for general banking risks | | 1,679 | | 1,679 |
| Rabobank Membership Certificates | 3,851 | | 2,276 | |
| Trust Preferred Securities | 650 | | 650 | |
| Innovative capital | | 4,501 | | 2,926 |
| Third-party interests treated as qualifying capital | | 858 | | 890 |
| Deductions | | (131) | | (90) |
| Tier I capital | | 17,071 | | 15,092 |
| Revaluation reserve | | 246 | | 417 |
| Subordinated loan treated as qualifying capital | | 97 | | 33 |
| **Tier I and Tier II capital** | | 17,414 | | 15,542 |

| | | 2002 | | 2001 |
|---|---|---|---|---|
| | Minimum required | Available | Minimum required | Available |
| Tier I and Tier II capital | 13,268 | 17,414 | 12,225 | 15,542 |
| Tier I and Tier II ratio | 8 | 10.5 | 8 | 10.2 |
| Tier I capitals | 6,634 | 17,071 | 6,112 | 15,092 |
| Tier I ratio | 4 | 10.3 | 4 | 9.9 |

## Summary of remaining terms to maturity

(the 2001 figures are shown between brackets)

| | Total | | | | | Withdrawable: |
|---|---|---|---|---|---|---|
| | | On demand/ undated | ≤3 months | >3 months ≤ 1 year | > 1 year ≤ 5 years | > 5 years |
| **Assets** | | | | | | |
| Banks | 47,229 | 1,142 | 38,711 | 3,942 | 2,856 | 578 |
| | (40,078) | (1,418) | (28,903) | (5,343) | (4,055) | (359) |
| Lending | 225,252 | 7,420 | 41,541 | 12,945 | 34,355 | 128,991 |
| | (208.614) | (9,336) | (40,370) | (11,384) | (32,657) | (114,867) |
| **Liabilities** | | | | | | |
| Banks | 85,886 | 10,000 | 67,670 | 5,020 | 1,735 | 1,461 |
| | (80,014) | (7,829) | (60,519) | (7,034) | (2,499) | (2,133) |
| Funds entrusted: | | | | | | |
| - Savings | 66,272 | 61,245 | 2,047 | 196 | 1,837 | 947 |
| | (63,060) | (57,080) | (3,299) | (120) | (1,614) | (947) |
| - Other | 105,360 | 41,714 | 49,761 | 1,764 | 9,158 | 2,963 |
| | (109,114) | (39,377) | (53,039) | (5,926) | (7,706) | (3,066) |
| Debt securities | 61,739 | - | 18,438 | 9,787 | 24,795 | 8,719 |
| | (58,514) | (-) | (17,583) | (11,362) | (21,934) | (7,635) |

## Management and agency services

Management and agency services to third parties relate to all the activities. The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

## Foreign currency

Total assets denominated in foreign currencies amount to EUR 113,229 (127,575) million.
Total liabilities denominated in foreign currencies amount to EUR 143,135 (169,997) million.
The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of derivatives not disclosed in the balance sheet.
Part of the derivatives in foreign currencies relates to trading positions.

## 21 Contingent liabilities

This item relates to transactions in which the Group stands surety for commitments of third parties.

| | 2002 | 2001 |
|---|---|---|
| Contingent liabilities consist of: | | |
| - Bills discounted | 25 | 37 |
| - Guarantees, et cetera | 6,412 | 8,537 |
| - Irrevocable letters of credit | 977 | 803 |
| - Other contingent liabilities | 241 | 275 |
| **Total contingent liabilities** | 7,655 | 9,652 |

Of which contingent liabilities secured by assets: EUR 353 (79) million.

## 22 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to lending.

| | 2002 | 2001 |
|---|---|---|
| Sale and repurchase transactions | - | 1 |
| Unused credit facilities | 26,979 | 25,619 |
| Other | 172 | 54 |
| **Total irrevocable facilities** | 27,151 | 25,674 |

## Securities lending account

Interest-bearing securities amounting to EUR - (28) million were received on loan.
These amounts are not included in the balance sheet.

## Derivatives

Derivatives are financial instruments which assist the Bank in managing its market risk positions, especially its interest rate and currency exposure. The underlying values (notional amounts) serve only as computation variables and are not disclosed on the face of the balance sheet. Examples of derivatives are forward exchange contracts, swaps, futures, forward rate agreements and options. The notional amounts given below relate to derivatives offered by Rabobank Group primarily as a service to the large corporate clients of Rabobank Nederland and clients of local member banks, and for the Bank's own asset and liability management. A substantial portion of the derivative contracts is concluded in the context of trading activities.

The notional values are divided into short-term, medium-term and long-term.
(the 2001 figures are shown between brackets)

| | Notional value | | | | Positive replacement value |
|---|---|---|---|---|---|
| | Total | < 1 year | 1-5 years | > 5 years | |
| **Interest rate contracts** | | | | | |
| - Over the counter | | | | | |
| Swaps | 1,049,605 | 581,000 | 250,238 | 218,367 | 16,991 |
| | (1,185,354) | (712,014) | (244,845) | (228,495) | (10,453) |
| Forwards | 181,835 | 171,523 | 10,303 | 9 | 126 |
| | (439,385) | (417,195) | (22,190) | (-) | (917) |
| Options | 83,220 | 9,171 | 18,583 | 55,466 | 1,029 |
| | (88,195) | (19,865) | (25,926) | (42,404) | (729) |
| - Listed [2] | | | | | |
| Futures | 109,127 | 83,028 | 25,971 | 128 | 50 |
| | (147,865) | (111,810) | (35,972) | (83) | (16) |
| **Foreign exchange contracts** | | | | | |
| - Over the counter | | | | | |
| Swaps [3] | 51,170 | 12,311 | 29,320 | 9,539 | 1,582 |
| | (58,322) | (19,940) | (26,587) | (11,795) | (2,993) |
| Forwards | 216,755 | 204,851 | 11,216 | 688 | 4,613 |
| | (282,209) | (270,505) | (11,112) | (592) | (4,654) |
| Options | 2,935 | 2,763 | 172 | - | 38 |
| | (3,379) | (1,472) | (1,907) | (-) | (33) |
| **Other contracts** [4] | | | | | |
| Over the counter | 3,597 | 692 | 2,693 | 212 | 128 |
| | (5,953) | (2,687) | (3,103) | (163) | (345) |
| Other contracts | 1,406 | 577 | 801 | 28 | 4 |
| | (2,085) | (1,196) | (889) | (-) | (5) |
| **Total derivatives** | 1,699,650 | 1,065,916 | 349,297 | 284,437 | 24,561 |
| | (2,212,747) | (1,556,684) | (372,531) | (283,532) | (20,145) |

When two parties enter into a derivatives contract, this will result in a payment obligation for one party, depending on the direction of movements in the market. This will be accompanied by credit risks for the Bank which in practice will be only a fraction of the notional amounts of the derivative contracts.
For a better understanding of the volume of the derivatives activities and the related credit risks, the weighted and unweighted credit equivalents are also given in addition to the positive replacement value. The positive replacement value is the mark-to-market valuation of derivative contracts resulting in a claim on the other party which leads to a loss of profit in the event of default.
For a derivatives portfolio, the total credit risk forms a much better basis than the total notional amount of the portfolio for making a comparison with other banking activities. In the event of parties remaining in default, this credit risk is just as important as a claim, whereas the notional amount of the contract in that situation is generally of no importance. The notional amounts of the derivative contracts reflect the extent of Rabobank Group's operations in the markets concerned, but give no indication of the portfolio's exposure to credit or market risks.
The credit risk is measured by increasing the positive replacement value of the derivative contracts by a percentage of the notional amount (unweighted credit equivalent). This percentage depends on the term and the nature of the contracts. In determining the own funds for solvency requirement purposes, the credit equivalents are weighted, the weighting factor depending on who the other party is, e.g. a government body, a bank or

2
Listed: for contracts traded on the stock exchange which are subject to daily adjustments of margin commitments, no replacement value is given.

3
Foreign exchange contracts/swaps: including cross-currency interest rate swaps.

4
Other contracts: this includes share derivatives and derivatives linked to precious metals and commodoties.

other party. The transaction party is usually a bank. No netting agreements or guarantees are taken into account for calculating the credit risk.

| | Credit equivalent 2002 | | Credit equivalent 2001 | |
|---|---|---|---|---|
| | Unweighted | Weighted | Unweighted | Weighted |
| Interest rate contracts | 23,983 | 5,627 | 17,446 | 3,973 |
| Foreign exchange contracts | 10,285 | 2,408 | 11,707 | 2,782 |
| Other contracts | 286 | 79 | 771 | 291 |
| **Total** | 34,554 | 8,114 | 29,924 | 7,046 |

If netting agreements are taken into account, the positive replacement value of the derivatives portfolio as a whole would amount to EUR 7,150 (6,592) million, in which case the unweighted credit equivalent would be EUR 12,001 (11,336) million and the weighted credit equivalent EUR 3,136 (2,815) million.
A breakdown of notional amounts and credit equivalents by type of contract and transaction party is given below. The item trading includes derivative transactions on behalf of clients and for own account. The item balance sheet management relates to derivative transactions concluded to hedge normal banking risks.

| | | | 2002 | | | 2001 |
|---|---|---|---|---|---|---|
| | Trading | Balance sheet management | Total | Trading | Balance sheet management | Total |
| Interest rate contracts | 1,368,932 | 54,855 | 1,423,787 | 1,794,151 | 66,648 | 1,860,799 |
| Foreign exchange contracts | 262,286 | 8,574 | 270,860 | 332,222 | 11,688 | 343,910 |
| Other contracts | 5,002 | 1 | 5,003 | 8,034 | 4 | 8,038 |
| | 1,636,220 | 63,430 | 1,699,650 | 2,134,407 | 78,340 | 2,212,747 |

| | | 2002 | | 2001 |
|---|---|---|---|---|
| | Unweighted credit equivalent | Weighted credit equivalent | Unweighted credit equivalent | Weighted credit equivalent |
| Government | 587 | - | 1,150 | - |
| Banks | 29,564 | 5,913 | 24,471 | 4,894 |
| Other | 4,403 | 2,201 | 4,303 | 2,152 |
| | 34,554 | 8,114 | 29,924 | 7,046 |

# Notes to the consolidated profit and loss account

(in EUR millions)

## 23 Interest income

This item includes all interest income from deposits, loans and advances and interest-bearing securities, as well as income similar in nature to interest, such as overdraft commission.
Interest income from bonds and other securities issued at fixed rates or rates that vary in accordance with market rates amounted to EUR 2,478 (2,613) million.
Interest income attributable to the insurance business amounted to EUR 721 (655) million.

## 24 Interest expense

This item includes all interest payable on funds entrusted, subordinated and non-subordinated loans and debt securities, as well as charges similar in nature to interest.
Interest expense attributable to the insurance business amounted to EUR 672 (577) million.

## 25 Income from securities and participating interests

This item includes dividends and other income from securities and participating interests.

| | 2002 | 2001 |
|---|---|---|
| Income from equity shares and other variable-yield securities | 386 | 483 |
| Profit of participating interests | 143 | 34 |
| **Total income from securities and participating interests** | 529 | 517 |

Of which attributable to the insurance business: EUR 137 (137) million.

## 26 Commission income

This item relates to commission received for services provided to third parties not similar in nature to interest.

| | 2002 | 2001 |
|---|---|---|
| Commission income can be broken down as follows: | | |
| - Payment transactions | 413 | 425 |
| - Insurance broking | 87 | 86 |
| - Asset management | 474 | 448 |
| - Stockbroking | 319 | 352 |
| - Other | 756 | 663 |
| **Total commission income** | 2,049 | 1,974 |

Of which attributable to the insurance business: EUR 280 (236) million.

## 27 Commission expense

This item relates to commission paid for third party services not similar in nature to interest. Of which relating to stockbroking activities: EUR 50 (61) million, and asset management: EUR 89 (46) million.

## 28 Results on financial transactions

This item includes both realised and unrealised price and value differences on securities forming part of the trading portfolio, currency and other income from financial transactions, insofar as this income is not similar in nature to interest.

## 29 Other income

This item relates to income that cannot be classified elsewhere and does not represent extraordinary income, such as technical results on the insurance business, rent from leased property and results on project development. Of which attributable to the insurance business: EUR 262 (359) million.

## 30 Staff costs

| | 2002 | 2001 |
|---|---|---|
| This item consists of: | | |
| - Wages and salaries | 2,530 | 2,410 |
| - Pension charges | 251 | 127 |
| - Social security charges | 297 | 284 |
| - Other | 604 | 744 |
| **Total staff costs** | 3,682 | 3,565 |

Of which attributable to the insurance business: EUR 419 (372) million.

The item Pension charges also includes the costs relating to the Voluntary Early Retirement Scheme, including movements in the related provisions.
The average number of employees was 58,107 (56,609).
Of whom:
- abroad: 5,539 (5,065);
- in the insurance business: 5,632 (4,630).

Expressed in FTEs, the average number of employees was 52,020 (50,942).

## 31 Other administrative expenses

This item includes office supplies, IT expenses, postage, advertising, rent and maintenance of buildings, et cetera. Of which attributable to the insurance business: EUR 207 (221) million.

## 32 Depreciation

This item relates to the depreciation of fixed assets. Of which attributable to the insurance business: EUR 25 (16) million.

## 33 Value adjustments to receivables

This item relates to downward value adjustments to loans and advances and provisions formed for commitments, as well as any releases thereof.

## 34 Value adjustments to financial fixed assets

This item relates to downward value adjustments to interest-bearing securities and shares forming part of the investment portfolio and participating interests, as well any reversals thereof. Of which attributable to the insurance business: EUR 192 (-) million.

## 35 Taxation on operating profit

This item represents the tax charge on the profit on ordinary activities.
Of which attributable to the insurance business: EUR negative 48 (56) million.
The tax burden fell from 27.6% in 2001 to 26.1% in 2002.

| | 2002 | 2001 |
|---|---|---|
| Standard tax rate in the Netherlands | 34.5 | 35.0 |
| Effect of foreign tax rates | (5.6) | (5.5) |
| Effect of tax-free income in the Netherlands | (2.9) | (2.4) |
| Other | 0.1 | 0.5 |
| **Effective tax rate** | 26.1 | 27.6 |

Other in 2001 was mainly caused by the adjustment of the deferred taxes as a result of the adjustment of the Dutch corporate income tax rate in 2002.

## 36 Third-party interests

This item relates to third-party interests in the results of consolidated group companies.

## Analysis by business unit

Partly as a result of consolidation effects, the figures below differ from those in the profit and loss account.

| 2002 | Retail banking | Wholesale banking | Asset management | Insurance | Leasing |
|---|---|---|---|---|---|
| Interest | 3,767 | 901 | 84 | 49 | 449 |
| Commission | 859 | 321 | 423 | 280 | 35 |
| Other income | 79 | 593 | 79 | 399 | 41 |
| **Total income** | 4,705 | 1,815 | 586 | 728 | 525 |
| Staff costs | 1,621 | 562 | 250 | 419 | 177 |
| Other administrative expenses | 1,492 | 321 | 190 | 207 | 96 |
| Depreciation | 205 | 32 | 19 | 25 | 14 |
| **Total operating expenses** | 3,318 | 915 | 459 | 651 | 287 |
| Operating profit | 1,387 | 900 | 127 | 77 | 238 |
| Value adjustments to receivables | 165 | 266 | - | - | 68 |
| Value adjustments to financial fixed assets | - | 69 | 11 | 192 | - |
| **Operating profit before taxation** | 1,222 | 565 | 116 | (115) | 170 |

| 2001 | Retail banking | Wholesale banking | Asset management | Insurance | Leasing |
|---|---|---|---|---|---|
| Interest | 3,463 | 914 | 100 | 78 | 411 |
| Commission | 953 | 216 | 512 | 236 | 30 |
| Other income | 20 | 738 | 67 | 496 | 34 |
| **Total income** | 4,436 | 1,868 | 679 | 810 | 475 |
| Staff costs | 1,401 | 558 | 322 | 372 | 156 |
| Other administrative expenses | 1,514 | 364 | 215 | 221 | 91 |
| Depreciation | 178 | 61 | 26 | 16 | 13 |
| **Total operating expenses** | 3,093 | 983 | 563 | 609 | 260 |
| Operating profit | 1,343 | 885 | 116 | 201 | 215 |
| Value adjustments to receivables | 150 | 268 | 1 | - | 60 |
| Value adjustments to financial fixed assets | 1 | 17 | 1 | - | - |
| **Operating profit before taxation** | 1,192 | 600 | 114 | 201 | 155 |

## Income by region

| | 2002 | 2001 |
|---|---|---|
| **Total income** | **8,564** | 8,434 |
| Of which generated in: | | |
| The Netherlands | **6,487** | 6,380 |
| Other euro-zone countries | **704** | 606 |
| Rest of Europe | **36** | 98 |
| North America | **956** | 970 |
| Latin America | **114** | 76 |
| Asia | **114** | 175 |
| Australia | **156** | 139 |
| Other and consolidation effects | **(3)** | (10) |
| **Total** | **8,564** | 8,434 |

# Balance sheet Rabobank Nederland

at 31 December 2002 (after profit appropriation)

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash (37) | | 2,682 | | 2,374 |
| Short-term government paper (38) | | 1,706 | | 5,245 |
| Professional securities transactions | 39,574 | | 26,039 | |
| Other banks | 68,893 | | 68,741 | |
| Banks (39) | | 108,467 | | 94,780 |
| Public sector lending | 358 | | 425 | |
| Private sector lending | 54,342 | | 54,953 | |
| Professional securities transactions | 10,268 | | 7,995 | |
| Lending (40) | | 64,968 | | 63,373 |
| Interest-bearing securities (41) | | 48,232 | | 58,137 |
| Shares (42) | | 2,156 | | 2,243 |
| Participating interests in group companies (43) | | 7,572 | | 7,573 |
| Other participating interests (44) | | 59 | | 115 |
| Property and equipment (45) | | 256 | | 270 |
| Other assets (46) | | 1,877 | | 2,386 |
| Prepayments and accrued income (47) | | 5,245 | | 6,222 |
| **Total assets** | | 243,220 | | 242,718 |

| (in EUR millions) | | 2002 | | 2001 |
|---|---|---|---|---|
| **Liabilities** | | | | |
| Professional securities transactions | 21,535 | | 16,165 | |
| Other banks | 84,388 | | 86,658 | |
| Banks (48) | | 105,923 | | 102,823 |
| Savings | 84 | | 86 | |
| Professional securities transactions | 3,997 | | 5,626 | |
| Other funds entrusted | 60,845 | | 63,904 | |
| Funds entrusted (49) | | 64,926 | | 69,616 |
| Debt securities (50) | | 54,087 | | 51,050 |
| Other liabilities (51) | | 3,041 | | 7,328 |
| Accruals and deferred income (52) | | 7,587 | | 4,390 |
| Provisions (53) | | 2,099 | | 3,015 |
| | | 237,663 | | 238,222 |
| Fund for general banking risks (54) | 439 | | 439 | |
| Share capital (55) | 636 | | 636 | |
| Revaluation reserve (56) | 81 | | 271 | |
| Other reserves (57) | 14 | | 250 | |
| Loan associated with issue of Rabobank membership certificates (58) | 3,737 | | 2,250 | |
| Loan associated with issue of Trust Preferred Securities (59) | 650 | | 650 | |
| Equity | | 5,557 | | 4,496 |
| **Total liabilities** | | **243,220** | | 242,718 |
| | | | | |
| Contingent liabilities (60) | | 9,907 | | 10,273 |
| Irrevocable facilities (61) | | 21,522 | | 20,379 |

# Profit and loss account Rabobank Nederland

for 2002[5]

| (in EUR millions) | 2002 | 2001 |
|---|---|---|
| Profit of participating interests after taxation | 761 | 834 |
| Other income/(expense) after taxation | (318) | (460) |
| **Net profit** | 443 | 374 |

5
Prepared in acccordance with section 402 of Book 2 of the Netherlands Civil Code.

# Notes to the balance sheet of Rabobank Nederland[6]

(in EUR millions)

## 37 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where Rabobank Group is represented, as well as a balance with the Dutch Central Bank under its minimum reserve policy.

## 38 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with central banks in the country of origin.
At cost: EUR 1,701 (5,241) million
At market value: EUR 1,702 (5,236) million

## 39 Banks

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.

| | 2002 | 2001 |
|---|---|---|
| This item includes: | | |
| - Loans and advances to group companies | 66,293 | 61,803 |
| of which subordinated | 86 | 86 |
| - Assets transferred under sale and repurchase transactions | 8,928 | 9,299 |
| Amount not readily available (pledged as security) | 2 | - |

6
Reference is made to the notes on pages 6 to 13 for the accounting policies.

## 40 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to clients other than banks.

| | 2002 | 2001 |
|---|---|---|
| This item can be broken down as follows: | | |
| - Public sector lending | 358 | 425 |
| - Private sector lending | 54,342 | 54,953 |
| - Professional securities transactions | 10,268 | 7,995 |
| **Total lending** | 64,968 | 63,373 |

| | | |
|---|---|---|
| This item includes: | | |
| - Loans and advances to group companies | 27,224 | 25,521 |
| - Loans and advances to other participating interests | 111 | 124 |
| of which subordinated | 111 | 124 |
| - Assets transferred under sale and repurchase transactions | 12,617 | 2,239 |
| - Loans and advances guaranteed by public authorities | 6,223 | 3,603 |
| - Other mortgages | 224 | 414 |
| Total home mortgages | 76 | 88 |

| | | |
|---|---|---|
| Breakdown of private sector lending by industry sector: | | |
| - Agricultural sector | 12% | 13% |
| - Trade, industry and the services sector | 88% | 87% |

## 41 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

| | 2002 | 2001 |
|---|---|---|
| Interest-bearing securities of: | | |
| - Public authorities | 26,082 | 36,238 |
| - Other issuers | 22,150 | 21,899 |
| **Total interest-bearing securities** | 48,232 | 58,137 |

| | | |
|---|---|---|
| This item can be broken down as follows: | | |
| - Investment portfolio | 18,943 | 25,009 |
| - Trading portfolio | 28,963 | 32,361 |
| - Securitised loans | 326 | 767 |
| | 48,232 | 58,137 |
| The portfolio includes: | | |
| - Own securities | 115 | 97 |
| - Securities issued by group companies | 296 | 640 |
| - Subordinated securities | - | 5 |

| | | |
|---|---|---|
| Listed securities | 44,099 | 47,480 |
| Unlisted securities | 4,133 | 10,657 |
| Falling due next year | 2,201 | 12,832 |
| Given on loan | 242 | 28 |
| Amount not readily available (pledged as security) | 851 | 4,933 |
| Assets transferred under sale and repurchase transactions | 3,887 | 10,158 |
| Investment portfolio at cost | 18,856 | 25,511 |
| Trading portfolio at cost | 29,047 | 32,362 |

| | | |
|---|---|---|
| Movements in the investment portfolio: | | |
| Balance at 1 January | 25,009 | 22,054 |
| Purchases | 9,777 | 21,506 |
| Sales and redemptions | (14,246) | (18,932) |
| Currency translation differences and other movements | (1,597) | 381 |
| **Balance at 31 December** | 18,943 | 25,009 |

## 42 Shares

This item consists of shares and other variable-yield securities, and temporary other investments.

| | 2002 | 2001 |
|---|---|---|
| This item can be broken down as follows: | | |
| - Investment portfolio | 31 | 32 |
| - Trading portfolio | 1,814 | 1,903 |
| - Client options | 311 | 308 |
| | 2,156 | 2,243 |
| | | |
| Listed securities | 1,104 | 1,110 |
| Unlisted securities | 1,052 | 1,133 |
| Trading portfolio at cost | 1,439 | 1,694 |
| Temporary other investments included in total | 12 | 26 |
| | | |
| Movements in the investment portfolio: | | |
| Balance at 1 January | 32 | 158 |
| Purchases | 12 | 8 |
| Sales | (13) | (132) |
| Diminutions in value and reversals | - | (2) |
| **Balance at 31 December** | 31 | 32 |

## 43 Participating interests in group companies

This item includes the direct interests in group companies.

| | 2002 | 2001 |
|---|---|---|
| Interests in group companies, of which: | | |
| - Credit institutions | 2,136 | 1,696 |
| - Other | 5,436 | 5,877 |
| **Total participating interests in group companies** | 7,572 | 7,573 |
| | | |
| Movements in participating interests in group companies: | | |
| Balance at 1 January | 7,573 | 5,272 |
| Acquisitions/capital contributions | 476 | 2,285 |
| Disposals | (106) | (9) |
| Profit for the year | 718 | 813 |
| Revaluation, goodwill and other movements | (1,089) | (788) |
| **Balance at 31 December** | 7,572 | 7,573 |

## 44 Other participating interests

This item includes the interests in other participating interests.

| | 2002 | 2001 |
|---|---|---|
| Participating interests, of which: | | |
| - Credit institutions | 6 | 6 |
| - Other | 53 | 109 |
| **Total other participating interests** | 59 | 115 |
| These investments are not listed. | | |

| | | |
|---|---|---|
| Movements in participating interests: | | |
| Balance at 1 January | 115 | 111 |
| Acquisitions | 31 | 20 |
| Disposals | (122) | (18) |
| Profit for the year | 43 | 21 |
| Revaluation and other movements | (8) | (19) |
| **Balance at 31 December** | 59 | 115 |

| | | |
|---|---|---|
| *Total revaluations* | 14 | 30 |
| Total diminutions in value | 36 | 13 |

## 45 Property and equipment

This item consists of buildings and land, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Bank, such as fixed assets acquired under foreclosure.

| | 2002 | 2001 |
|---|---|---|
| Land and buildings in use by the Bank | 226 | 228 |
| Equipment | 30 | 42 |
| **Total property and equipment** | 256 | 270 |

| Movements in property and equipment | Land and buildings in use by the Bank | Equipment | Total |
|---|---|---|---|
| Net book value at 1 January | 228 | 42 | 270 |
| Additions | 15 | 18 | 33 |
| Disposals | - | (11) | (11) |
| Revaluation | 2 | - | 2 |
| Depreciation and diminutions in value | (17) | (16) | (33) |
| Exchange differences | (2) | (3) | (5) |
| **Net book value at 31 December** | 226 | 30 | 256 |

| | | | |
|---|---|---|---|
| Total revaluations | 60 | - | 60 |
| Total depreciation and diminutions in value | 180 | 111 | 291 |

## 46 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading.

Amounts receivable, other than prepayments and accrued income, included under this heading amount to EUR 1,684 (2,236) million. This item also includes a tax receivable of EUR 7 (10) million and a deferred tax asset of EUR 502 (791) million.

## 47 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed.

## 48 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans. Of which amounts due to group companies: EUR 26,348 (28,420) million and debts secured by assets: EUR 21,435 (18,617) million.

## 49 Funds entrusted

This item consists of funds entrusted by clients other than debt securities. This items includes funds entrusted by group companies of EUR 9,738 (10,093) million and other participating interests of EUR - (145) million and funds entrusted secured by assets of EUR 3,997 (5,613) million. Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.

## 50 Debt securities

This item relates to non-subordinated bonds and other interest-bearing securities, such as certificates of deposit. Of which group companies: EUR 686 (178) million.

## 51 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

## 52 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable.

## 53 Provisions

This item represents provisions formed for the equalisation of costs originating in the year under review or prior years, but to be incurred in future years, evenly over a number of years. It also includes best estimates of obligations and losses existing at the balance sheet date, the extent of which is still uncertain.

| | 2002 | 2001 |
|---|---|---|
| Provision for pensions | 1,654 | 2,404 |
| Provision for deferred taxation | - | 30 |
| Other provisions | 445 | 581 |
| **Total provisions** | 2,099 | 3,015 |

## 54 Fund for general banking risks

After due allowance for tax payable, the addition for the year was EUR - (3) million.

The movement in 2001 was attributable to the adjustment of the Dutch corporate income tax rate in 2002.

## 55 Share capital

This item represents the issued and fully paid-up share capital. All shares are held by local member banks. There were no movements in 2002.

## 56 Revaluation reserve

This item represents the differences between the cost and carrying value of revalued assets, net of the related provision for deferred taxation.

| | 2002 | 2001 |
|---|---|---|
| The revaluation reserve can be broken down as follows: | | |
| - Swap transaction involving interest-bearing securities | 111 | 145 |
| - Shares | 8 | 192 |
| - Participating interests | 27 | 19 |
| - Immovable property | 61 | 63 |
| - Exchange differences | (126) | (148) |
| **Total revaluation reserve** | 81 | 271 |
| Movements in reserve: | | |
| Balance at 1 January | 271 | 310 |
| Movement as a result of changes in accounting policies | - | 354 |
| Released to other reserves | (13) | (4) |
| Revaluations | (172) | (171) |
| Taken to profit and loss account | (5) | (218) |
| **Balance at 31 December** | 81 | 271 |

## 57 Other reserves

| | 2002 | 2001 |
|---|---|---|
| Movements in other reserves: | | |
| Balance at 1 January | 250 | 2,482 |
| Movement as a result of changes in accounting policies | - | (266) |
| Released from revaluation reserve | 13 | 4 |
| Other movements | 143 | 98 |
| Goodwill | (630) | (521) |
| Profit appropriation | 238 | 337 |
| Balance at 31 December | 14 | 2,134 |
| Change in accounting policy for pensions | - | (1,799) |
| Net effect as a result of change in accounting policy for pensions | - | (85) |
| **Balance at 31 December after changes in accounting policies** | 14 | 250 |

The reserves may not be distributed to the members.
Owing to the change in accounting policy, at 1 January 2002 EUR 1,884 million was charged to other reserves of Rabobank Nederland and simultaneously a provision for pensions of EUR 2,894 million was formed and a deferred tax asset of EUR 1,010 million was recognised.

## 58 Loan associated with issue of Rabobank Membership Certificates

In 2000, Rabobank Ledencertificaten N.V. (RLC), a group company of Rabobank Nederland, issued 40 million non-cumulative variable-interest shares. Of the proceeds, EUR 900 million was lent on to Rabobank Nederland in the form of a 31-year subordinated loan. In 2001, a further 60 million non-cumulative variable-interest shares

were issued. Of the proceeds, EUR 1,350 million was lent on to Rabobank Nederland in the form of a 30-year subordinated loan. In 2002, a further 17 million shares were issued by RLC II. Of the proceeds, EUR 1,487 million was lent on to Rabobank Nederland in the form of a 32-year subordinated loan.
Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis and since in principle no dividend is paid on the Rabobank Membership Certificates if Rabobank Group incurs a loss in any financial year, the issue proceeds are recognised in part in the consolidated balance sheet of Rabobank Group as group equity (see notes to the consolidated balance sheet). The loans of EUR 3,737 (2,250) million are also recognised in the balance sheet of Rabobank Nederland as shareholders' equity on account of their being funded by means of perpetual Membership Certificates. For the same reason, interest payments are accounted for in the profit appropriation.

| | 2002 | 2001 |
|---|---|---|
| Movements were as follows: | | |
| Balance at 1 January | 2,250 | 900 |
| Issued | 1,487 | 1,350 |
| **Balance at 31 December** | 3,737 | 2,250 |

## 59 Loan associated with issue of Trust Preferred Securities

In 1999, 26 million 7% non-cumulative Trust Preferred Securities (financing preference shares) were issued via Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland, raising total proceeds of EUR 650 million. These proceeds were lent on to Rabobank Nederland in the form of a 20-year subordinated loan.
Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis and since in principle no dividend is paid on the financing preference shares if the consolidated profit and loss account of Rabobank Group in any year shows that a loss has been made, the issue proceeds are recognised in the consolidated balance sheet of Rabobank Group as group equity. The loan of EUR 650 million is recognised in Rabobank Nederland's balance sheet as shareholders' equity on account of its being funded by means of perpetual financing preference shares. For the same reason, interest payments are accounted for in the profit appropriation.

## Summary of remaining terms to maturity Rabobank Nederland

(the 2001 figures are shown between brackets)

| | Total | | | | | Withdrawable: |
|---|---|---|---|---|---|---|
| | | On demand/ undated | ≤3 months | >3 months ≤ 1 year | > 1 year ≤ 5 years | > 5 years |
| **Assets** | | | | | | |
| Banks | 108,467 | 9,191 | 46,649 | 13,486 | 23,819 | 15,322 |
| | (94,780) | (8,383) | (36,458) | (14,463) | (21,155) | (14,321) |
| Lending | 64,968 | 8,411 | 27,622 | 5,712 | 13,678 | 9,545 |
| | (63,373) | (8,471) | (26,200) | (4,364) | (14,303) | (10,035) |
| **Liabilities** | | | | | | |
| Banks | 105,923 | 14,014 | 67,080 | 19,980 | 2,304 | 2,545 |
| | (102,823) | (14,342) | (63,286) | (7,230) | (2,550) | (15,415) |
| Funds entrusted: | | | | | | |
| - *Savings* | 84 | 21 | 35 | 20 | 8 | - |
| | (86) | (13) | (46) | (24) | (3) | (-) |
| - Other | 64,842 | 9,939 | 41,423 | 1,404 | 8,234 | 3,842 |
| | (69,530) | (10,406) | (41,125) | (5,671) | (8,421) | (3,907) |
| Debt securities | 54,087 | - | 15,240 | 8,533 | 21,733 | 8,581 |
| | (51,050) | (-) | (14,948) | (9,521) | (19,004) | (7,577) |

## Management and agency services

Management and agency services to third parties relate to all the Bank's activities.
The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

## Foreign currency

Total assets denominated in foreign currencies amount to EUR 97,106 (110,507) million.
Total liabilities denominated in foreign currencies amount to EUR 129,179 (156,674) million.
The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of forward transactions not disclosed in the balance sheet.
Part of the forward exchange transactions relates to trading positions.

## 60 Contingent liabilities

This item relates to transactions in which Rabobank Nederland stands surety for the commitments of third parties.

| | 2002 | 2001 |
|---|---|---|
| Contingent liabilities consist of: | | |
| - Bills discounted | 25 | 37 |
| - Guarantees, etc. | 8,639 | 9,063 |
| - Irrevocable letters of credit | 982 | 870 |
| - Other contingent liabilities | 261 | 303 |
| **Total contingent liabilities** | 9,907 | 10,273 |
| Of which: | | |
| - Contingent liabilities of group companies | 4,699 | 3,461 |
| - Contingent liabilities secured by assets | 353 | 49 |

## Securities lending account

Interest-bearing securities of EUR - (28) million were received on loan. These amounts are not included in the balance sheet.

## Liability undertaking

Pursuant to section 403 of Book 2 of the Netherlands Civil Code, Rabobank Nederland has assumed liability for the debts arising from the legal transactions of a number of group companies.

Internal liability (Cross-guarantee system)

In accordance with section 12 of the Credit System Supervision Act 1992 [Wet toezicht kredietwezen 1992] various corporate entities forming part of Rabobank Group stand surety for one another. This cross-guarantee system constitutes a legal arrangement under which the fulfilment of each participating entity's commitments is guaranteed by the other participants in the event of a shortfall of funds.

The participating entities are:

- the local member banks, members of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA
- Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland), Amsterdam
- Rabohypotheekbank NV, Amsterdam
- Raiffeisenhypotheekbank NV, Amsterdam
- Schretlen & Co. NV, Amsterdam
- De Lage Landen International BV, Eindhoven
- De Lage Landen Financiering BV, Eindhoven
- De Lage Landen Trade Finance BV, Eindhoven
- De Lage Landen Financial Services BV, Eindhoven

## 61 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to lending.

| | 2002 | 2001 |
|---|---|---|
| Unused credit facilities | 21,456 | 20,339 |
| Other | 66 | 40 |
| **Total irrevocable facilities** | **21,522** | 20,379 |

Of which group companies: EUR 3,742 (2,968) million.

## Derivatives

The derivatives schedule included in the notes to the consolidated financial statements relates almost entirely to Rabobank Nederland.

## Employees

The average number of employees was 6,891 (6,822).

Of which abroad: 2,032 (2,110).

Expressed in FTEs, the average number of employees was 6,717 (6,622).

## Emoluments of members of the Supervisory Board of Rabobank Nederland

The total fixed remuneration of the members of the Supervisory Board amounted to EUR 1.5 (0.4) million. This amount is included under staff costs.

## Emoluments of members of the Executive Board of Rabobank Nederland

The emoluments of the members of the Executive Board amounted to EUR 28.5 (11.1) million. This amount is included under staff costs.

Loans and advances to as well as guarantees given on behalf of members of the Executive Board of Rabobank Nederland amounted to EUR 5.2 (5.8), for members of the Supervisory Board of Rabobank Nederland these amounted to EUR 1.3 (1.5) million.

### Participating interests

Once the financial statements are adopted, the list as referred to in sections 379 and 414 of Book 2 of the Netherlands Civil Code will be filed at the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Utrecht, 6 March 2003

**The Supervisory Board**

L. Koopmans
A.J.A.M. Vermeer
S.E. Eisma
L.J.M. Berndsen
B. Bijvoet
T. de Boon
S.M. Dekker
M. Minderhoud
J.A.A.M. van Rossum
H.C. Scheffer
M.J.M. Tielen
A.W. Veenman

**The Executive Board**

H. Heemskerk
D.J.M.G. baron van Slingelandt
J.C. ten Cate
J.J. Verhaegen
P.J.A. van Schijndel
P.W. Moerland

# Other information

## A. Articles of Association provisions governing members' contributions to shortfalls

If, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the members at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit. In the event that Rabobank Nederland is dissolved on account of its insolvency after it has been declared bankrupt, not only the members at that time but also those who ceased to be members in the year prior to the bankruptcy order shall be jointly liable.

The amount payable by each member or former member shall be in the same proportion to the shortfall as their individual balance sheet totals according to their latest adopted balance sheet to the latest adopted balance sheet totals of all liable members and former members together. If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining members and former members shall be jointly liable from them in the same proportion for the amount not recovered.

In the event of a liquidation out of court, the inability to recover the share of one or more members or former members in the shortfall from them shall be deemed to exist if the liquidators, subject to the prior approval of the Supervisory Board, should waive the right of recourse because exercising the right would not lead to any recovery.

The amount for which members or former members are liable as referred to above shall never be more than three per cent of their latest adopted balance sheet total. Liable former members who contributed to earlier equity deficits shall be allowed to deduct the amount paid earlier from the amount chargeable to them in the event of Rabobank Nederland's liquidation.

## B. Articles of Association provisions governing profit appropriation and proposed profit appropriation of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland)

### Articles of Association provisions governing profit appropriation

From the profit, a dividend may be paid, the amount of which shall be determined by the General Meeting on the proposal of the Executive Board. The profit then remaining shall, on the proposal of the Executive Board, be used by the General Meeting to improve the solvency position of Rabobank Nederland.
During the existence of Rabobank Nederland, the reserves shall not be distributed among the members, neither in whole nor in part. If, at any time, Rabobank Nederland should decide to wind up its business with a view to having it continued by another legal entity or institution, these reserves shall accrue to that other legal entity or institution.

### Proposed appropriation of available profit of Rabobank Nederland

| (in EUR millions) | 2002 | 2001 |
|---|---|---|
| Net profit | 443 | 459 |
| Payment on Rabobank Membership Certificates | 160 | 76 |
| Payment on Trust Preferred Securities | 46 | 46 |
| **Addition to other reserves** | 237 | 337 |

In connection with the change in accounting policy for pensions, the comparative figures in the financial statements have been restated. The proposed appropriation of profit for 2001 does not take into account the restatement of the results.

## C. Articles of Association provisions governing profit appropriation of local member banks

The profit disclosed in the profit and loss account shall be added to the general reserve, which shall serve to extinguish any losses.
After the directors, subject to approval of the Supervisory Board, have tabled a proposal to that effect, the General Meeting may depart from the foregoing as follows. Of the amount which under the provisions of paragraph 1 of this article should be added to the general reserve, the General Meeting may disburse at most one quarter but no more than an amount equal to four per cent of the amount of the general reserve for purposes which it considers to be of local or general interest.

In no event may reserves be distributed among the members.

## D. Appropriation of available profit of Rabobank Group

| (in EUR millions) | 2002 | 2001 |
|---|---|---|
| Net profit | 1,250 | 1,291 |
| Payment on Rabobank Membership Certificates | 160 | 76 |
| Payment on Trust Preferred Securities | 46 | 46 |
| **Addition to other reserves** | 1,044 | 1,169 |

In connection with the change in accounting policy for pensions, the comparative figures in the financial statements have been restated. The proposed appropriation of profit for 2001 does not take into account the restatement of the results.

## E. Foreign offices

### Europe

**Belgium**
Antwerp
Brussels
Zaventem
**Denmark**
Ballerup
**Germany**
Frankfurt
Düsseldorf
Langenhagen
**Finland**
Helsinki
**France**
Beauvais
Paris
**United Kingdom**
Coventry
Edinburgh
London
Watford
**Hungary**
Budapest
**Republic of Ireland**
Clare
Cork
Donegal
Dublin
Galway
Kerry
Kildare
Laois
Leitrim
Limerick
Longford
Meath
Monaghan
Offaly
Roscommon
Sligo
Tipperary
Westmeath
Wexford
Wicklow
**Italy**
Milan
**Luxembourg**
Luxembourg
**Austria**
Salzburg
**Poland**
Poznan
Warsaw
**Portugal**
Lisbon
**Russia**
Moscow
**Spain**
Madrid
**Sweden**
Sundyberg
**Switzerland**
Geneva
Schlieren
Zürich

### America

**Argentina**
Buenos Aires
**Brazil**
Canoas
São Paulo
**Canada**
Oakville
Toronto
**Chile**
Santiago
**Curaçao**
Willemstad
**Mexico**
Mexico City
**United States**
Atlanta
Bakersfield
Berwyn
Blythe
Boston
Brawley
Calexico
Chicago
Coachella
Dallas
Des Moines
Dinuba
El Centro
Fresno
Greenbrae
Hanford
Hemet
Holtville
Honolulu
Imperial
Indio
Julian
La Quinta
Los Angeles
Menlo Park
New York
Orange
Palm Desert
Palm Springs
Rancho Mirage
Reedley
San Francisco
Selma
Tecate
Thousand Palms
Toledo
Visalia
Washington
White Plains
Wilmington

### Australia

Adelaide
Armidale
Ayr
Brisbane
Cloncurry
Cooma
Cowra
Darwin
Dubbo
Emerald
Esperance
Forbes
Geraldton
Goondiwindi
Goulburn
Griffith
Ingham
Launceston
Longreach
Mackay
Melbourne
Moree
Mount Gambier
Orange
Perth
Rockhampton
Roma
Shepparton
Swan Hill
Sydney
Tamworth
Toowoomba
Townsville
Wagga Wagga
Warrnambool
**New Zealand**
Alexandra
Ashburton
Auckland
Blenheim
Christchurch
Dannevirke
Dunedin
Feilding
Gisborne
Gore
Greymouth
Hamilton
Hastings
Invercargill
Masterton
New Plymouth
Oamaru
Pukekohe
Rotorua/Taupo
Taumarunui
Te Kuiti
Te Puke
Thames
Timaru
Waipukurau
Wanganui
Wellington
Whangarei

### Asia

**China**
Beijing
Hong Kong
Shanghai
**India**
Mumbai
New Delhi
**Indonesia**
Jakarta
**Japan**
Tokyo
**Singapore**
Singapore
**Taiwan**
Taipei
**Thailand**
Bangkok
**Turkey**
Istanbul

## F. Auditors' report

### Introduction

We have audited the 2002 financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam, of which the financial statements of Rabobank Group form a part, as included in this report. These financial statements are the responsibility of Rabobank Nederland's management. Our responsibility is to express an opinion on these financial statements based on our audit.

### Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Rabobank Nederland's management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Utrecht, 6 March 2003
Ernst & Young Accountants

# Colophon


### Published by
Rabobank Nederland
Communications

### Art direction and design
Borghouts Design, Haarlem

### English translation
Ernst & Young Translation Bureau, The Hague

### Internet
Info.nl, Amsterdam
SiteManagement

### Production co-ordination
GPR CommunicatieManagement, Eindhoven

### Prepress
Plantijn Casparie, Eindhoven

### Printers
Plantijn Casparie, Eindhoven

### Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

### Publication
This publication and the separate 'Rabobank Group 2002 Annual Report' together form the Annual Report, Financial Statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA.

### Filing
After they have been adopted, the 'Rabobank Group 2002 Financial Statements and other information' will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.


### Disclaimer
This Annual Report is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

### Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2002 (in Dutch and in English);
- 2002 Financial Statements and other information (in Dutch and in English);
- Annual Responsibility and Sustainability Report 2002 (in Dutch and in English, to be published in June 2003)
- Interim Report 2003 (in Dutch and in English, to be published in September 2003)

For copies of these reports please contact Rabobank Nederland, Communications.


Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 27 58
Fax +31 (0)30 - 216 19 16
E-mail rabocomm@rn.rabobank.nl

Rabobank Group

www.rabobank.com